Form 20-F
period 2002-12-31
INTERNATIONAL THUNDERBIRD GAMING CORP
filed 2003-07-15
CIK 1026527

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ ANNUAL REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-28954

International Thunderbird Gaming Corporation (Exact Name of Registrant as Specified in its Charter )
Not Applicable (Translation of Registrant's Name into English)
British Columbia (Jurisdiction of Incorporation or Organization)
12155 Dearborn Place, Poway, CA 92064 (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act: Not Applicable.
Securities registered or to be registered pursuant to Section 12(g) of the Act: common shares without par value (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2002, there were 23,475,868 shares issued and outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or

15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes.

Indicate by check mark which financial statement item the registrant has elected to follow.

[X] Item 17 [ ] Item 18.

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Not Applicable.

[ ] Yes [ ] No

Glossary

Casino - a building or location designed to allow individuals to play various games of chance for money.

Gaming Machine - a computerized slot machine that incorporates a central processing unit, memory, computer software and a number of reels to determine the frequency and amount of payout of prizes. It is distinguished from a VGT through the use of a number of reels as opposed to a video terminal screen to display the game to the user.

Slot Machine - a machine, providing a game of chance, worked by the insertion of a coin and a random payout of coins based on the correct alignment of a number of reels.

VGT or Video Gaming Terminal - a computerized video gaming machine that incorporates a video terminal screen, central processing unit, memory and computer software to determine the frequency and amount of payout of prizes.

Skill Game - a game in which the player based on utilization of his sight, motor skills and dexterity may affect the outcome of the game.

Item 1 - Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2 - Offer Statistics and Expected Timetables

Not applicable.

Item 3 - Key Information

Exchange Rate Information

Except as otherwise indicated, all financial information in this annual report is presented in U.S. dollars.

The Company's reporting currency is the U.S. dollar, as a significant portion of the Company's operating, investment and financing activities are now transacted in U.S. dollars. All figures have been stated in U.S. dollars. For companies in the group that maintain their records in Canadian dollars, monetary assets and liabilities have been translated into U.S. dollars at the year end rate, non-monetary items are translated at historical rates, and revenues and expenses translated at average rates for the period with any resulting gain or loss charged to operations.

The current rate method is used to translate the financial statements of foreign operations. Under the current rate method, assets and liabilities are translated at exchange rates in effect at the balance sheet date and items in the statement of operations are translated at weighted average rates. Exchange gains and losses arising from the translation of the financial statements are deferred and included in the cumulative translation account in shareholders' equity until there has been a realized reduction in the net investment. The cumulative translation account at December 31, 2002, 2001, 2000 and 1999 relates mainly to the Company's Guatemalan operations.

Selected Financial Data

The following tables set forth selected consolidated financial data. Such data for and as of the end of the fiscal years ended December 31, 2002, 2001, 2000, 1999, and 1998 is derived from the consolidated financial statements of the Company. The selected financial data as at December 31, 2002 and 2001 and in each of the years in the three year period ended December 31, 2002, should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto contained elsewhere in this Annual Report.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles, as applied to the Company, differ from those generally accepted in the United States ("U.S. GAAP") as set forth in Note 23 to the Consolidated Financial Statements of the Company.

The following is a summary of certain selected financial data for the years ended December 31, 2002, 2001, 2000, 1999, and 1998.

Fiscal year ended December 31,

(All in $1,000s except earnings (loss) per share)	2002	2001	2000	1999	1998

Canadian GAAP

For the period:
Revenues:	$18,519	$16,420	$16,194	$13,943	$10,944
Net income (loss):	324	(3,080)	(1,291)	812	(11,287)
Net income (loss) from continuing operations:	283	(1,893)	(629)	936	(2,685)
Earnings (loss) per share (basic):	0.01	(0.13)	(0.06)	0.03	(0.49)
Earnings (loss) per share from continuing operations (basic):	0.01	(0.08)	(0.03)	0.04	(0.12)
Earnings (loss) per share (diluted):	0.01	(0.13)	(0.06)	0.03	(0.49)
End of period working capital (deficiency):	(2,806)	(3,081)	(2,102)	(1,180)	(5,353)
Total assets:	14,553	13,799	13,789	15,501	16,791

Long term debt:	4,232	4,296	1,896	2,060	1,694
Total liabilities and minority interest:	13,066	12,766	9,733	10,202	12,196
Share capital:	21,085	21,089	21,032	20,981	20,964
Number of shares (000's omitted)	23,476	23,490	23,314	23,159	23,090
Cumulative translation	(277)	(411)	(411)	(408)	(283)
Deficit:	(19,321)	(19,645)	(16,565)	(15,274)	(16,086)

Fiscal year ended December 31,

(All in $1,000s except earnings (loss) per share)	2002	2001	2000	1999	1998

US GAAP for periods for which financial statements of the Company are included in this Annual Report

For the period:
Revenues:	$18,519	$16,420	$16,194	$13,943	$10,944
Net income (loss):	478	(2,849)	(1,941)	498	(10,651)
Net income (loss) from continuing operations:	437	(1,928)	(1,013)	622	(2,685)
Earnings (loss) per share (basic):	0.01	(0.12)	(0.09)	0.02	(0.46)
Earning (loss) per share from continuing operations (basic):	0.01	(0.08)	(0.05)	0.04	(0.12)
Earnings (loss) per share (diluted):	0.01	(0.12)	(0.09)	0.02	(0.46)
End of period working capital (deficiency):	(4,691)	(5,226)	(2,102)	(1,180)	(5,353)
Total assets:	14,483	13,566	13,268	15,501	16,791
Long term debt:	2,374	2,151	1,896	2,060	1,694
Total liabilities and minority interest:	13,066	12,766	9,733	10,202	12,196
Share capital:	21,630	21,634	21,475	20,981	20,964
Cumulative translation	(277)	(411)	(411)	(408)	(283)
Deficit:	(19,900)	(20,378)	(17,529)	(15,588)	(16,086)

The Company has never declared a dividend.

The information includes the results of the operations of the subsidiaries from the date of acquisition.

Risk Factors

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company. The Company operates in a risky business environment. There are a number of risks inherent to the Company's business. In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

1.

Going Concern. The consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. However, the Company has incurred significant losses to the year ended December 31, 2001, has a working capital deficiency at December 31, 2002 of $2,806,000 (2001 - $3,081,000) and has recently had to seek a waiver from its primary lender relating to covenant violations on certain borrowings as at December 31, 2002 (see Note 9 to the Audited Financial Statements - loans payable).

During the year ended December 31, 2001, Fiesta Casinos Guayana, C.A. ("Fiesta Casinos Guayana"), the Venezuelan company in which the Company has an equity interest, may have been subjected by the National Casinos, Bingo Parlors and Slot Machines Commission of Venezuela (the "Commission") to penalties and fines because it transferred all of its shares to a national financial institution as security, thereby violating certain provisions of the Control of Casinos, Bingo Parlors and Slot Machines Act. On December 21, 2001, in response to Fiesta Casinos Guayana's request for authorization to keep the security in force, the Commission asked the Company to add a clause to the final loan contract stipulating that Fiesta Casinos Guayana must obtain prior authorization from the Commission to proceed to judicial sale or undertake any other legal transaction which implies transfer of ownership of the shares put up as security, initially or as a result of a capital increase by Fiesta Casinos Guayana. Fiesta Casinos Guayana had not made the change in the final loan contract required by the Commission and had not made any provisions in its financial statements at December 31, 2001 for any possible penalties and fines relating to this issue. During the current year the loan was paid in full and consequently the Company is no longer in violation as at December 31, 2002.

Since July 2001, the Company has been working to develop future profitable operations and improve the working capital position of the Company. During the year ended December 31, 2001, the Company refocused its efforts toward the operation and profitability of current facilities as opposed to the development of new facilities. As a result, the Company reduced its development and support staff and related expenses. In addition, the Company reduced its staff levels in the Republic of Panama and refinanced a portion of its debt during the year.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when they become due is dependent on the success of its core operations. Management believes that the core operations, in conjunction with the expected increase in profits from the Company's investments in Venezuela and Nicaragua, which commenced operations in the year ended December 31, 2001, will mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements.

During 2001, the Mexican government closed the skill game facilities in Matamoros, Nuevo Laredo and Reynosa, Mexico in which the Company has an equity interest, alleging the operations are in violation of the law. The Company is currently pursuing a claim under section 11 of the North American Free Trade Agreement.

The auditor's report on the Company's December 31, 2002 financial statements includes additional comments that state that the financial statements are affected by conditions and events that cast doubt on its ability to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of that uncertainty.

2.

Regulatory. The ability to sell or place Gaming Machines in any country is dependent upon the regulatory authorities of various levels of government. The rulings made by the governments continue to fluctuate and are dependent upon a number of political, economic and public-oriented factors. The Company is dependent upon the government ruling in favor of allowing casino gaming and specifically VGTs and slot machines in their jurisdiction. Adverse government rulings may have a significant impact on the Company's ability to generate revenue.

Gobernacion, an agency of the Mexican government, on October 11, 2001, shut down the Company's Mexico Operations. The Company filed a NAFTA claim and a trial is scheduled for April 2004.

3.	Competition. The Company's products compete against those of other established companies, some of which have greater financial, marketing, and other resources than those of the Company. These competitors may be able to institute and sustain price wars, or imitate the features of the Company's products, resulting in a reduction of the Company's share of the market and reduced price levels and profit margins. In addition, there are no significant barriers to new competitors entering the marketplace.

4.	Marketplace. The marketplace for the Company's products and services is constantly undergoing change. Currently, revenue earned in the casino gaming industry in the global market continues to increase. As the casino gaming market matures, global demand will be expected to stabilize. The Company's continued profitability and growth will be dependent upon maintaining and expanding its market share of global markets.

5.	Management. The Company is dependent on a relatively small number of key employees, the loss of any one of whom could have an adverse effect on the Company.
6.	Marketing Plan. The Company's internal marketing plan is based on a number of assumptions, which may or may not prove valid. Marketing expenditures are to be funded partly from cash flow from operations. Poor market acceptance of the Company's products or other unanticipated events may result in lower revenues than anticipated, making the planned expenditures on advertising and promotion unachievable.

7.	Exchange Rate Fluctuation. The profitability of the Company may be adversely affected by fluctuations in the rate of exchange among various currencies. The Company does not currently take any steps to hedge against currency fluctuations.

These business risks should be considered in the context of the Company's business, which is described below.

Item 4 - Information on the Company

History and Development of the Company

Overview of the Business. The Company is a holding company that provides financial and managerial resources to its operating subsidiaries. It carries out its business through its operating subsidiaries.

1.	Discontinued Operations from 1994 to 2002.
A.

Before April 30, 1994, the Company was in the business of exploring and developing natural resource properties. All of these properties were abandoned and written off by the Company by December 31, 1993.

	B.	Since April 30, 1994, the Company completed a number of acquisitions and joint ventures by which it has acquired a number of operating entities.
(1)

The Company acquired 51% of the issued and outstanding common shares of Thunderbird Carolina (formerly Pars Electronics, Inc. and Thunderbird Gaming (North Carolina) Inc.), a North Carolina corporation, effective December 31, 1994. The purchase of the remaining 49% of Thunderbird Carolina was effective January 1, 1995. Thunderbird Carolina previously assembled and distributed a series of touch screen and button control VGTs in an assembly plant in Charlotte, North Carolina. The plant has wound up its assembly operations in 1998 and liquidated its holdings in the South Carolina sale and service location.

(2)

The Company acquired 51% of Thunderbird Greeley (formerly Ram Star, Inc. and Thunderbird Gaming (Colorado) Inc.), a Colorado corporation, effective December 31, 1994. The purchase of the remaining 49% of Thunderbird Greeley was effective January 1, 1995. Thunderbird Greeley was purchased to complement Thunderbird Carolina's line of touch screen VGTs with a line of button control VGTs that were assembled in a plant in Greeley, Colorado. Subsequent to the acquisition, Thunderbird Greeley established a sales and service warehouse in Temecula, California to service the California market. As well, Thunderbird Greeley jointly placed machines on a revenue sharing basis in the Hopland, Sho-Ka-Wah casino with the Viejas (Baron Long) Group of Capital Grande Bank of the Diegueno Mission Indians of the Viejas Reservation, California ("Viejas"). In 1998, the Company liquidated its assembly plant in Greeley, Colorado and the sales and service branch in Temecula, California. Since December 31, 1994, Thunderbird Greeley has manufactured gaming machines for third parties and for sale to its related affiliates for revenue sharing agreements. In 1998, as part of its effort to cut costs, the Company assessed the costs involved in assembling its gaming machines and determined that the costs of assembling "in-house" exceeds the costs to outsource the assembly. As a result, the Company closed its Colorado facility.

(3)

International Thunderbird Gaming SRL ("ITGS") was organized as a Society with Restricted Liability under the laws of Barbados on March 7, 1996 and was owned 10% by ITG-NS and 90% by TGI. On January 23, 1998, 100% of the ownership was transferred to Thunderbird Greeley, Inc. ITGS placed gaming machines and other equipment on California Native American lands, either by sale or revenue share agreements. On March 31, 1996, all revenue share arrangements held by TGI were transferred to ITGS, along with the transfer of the related revenue share VGTs. On May 13, 1998, ITGS ceased collecting revenue from three non-compacted California Native American tribes as mandated by the U.S. Attorneys. On August 21, 1998, ITGS assigned these revenue share agreements to a third party. The assets related to these tribes were written off or agreed to be sold to a third party. In 1999, the third party's collection efforts proved to be unsuccessful and they were left with no alternative but to pursue litigation. Due to the third party's own business interests and goodwill with the Tribes, the Company and the third party agreed to a mutual rescission of the sale and assignment of the Company's California based revenue share agreements and the California gaming assets reverted back to the Company. The Company continued to collect revenue from one of its five revenue share arrangements since May 13, 1998, that being the Table Mountain Tribe. Table Mountain entered into a state compact on May 13, 1998, thereby avoiding any legal confrontation with the U.S. government. As of January 1, 2000, ITGS assigned this revenue share agreement to Thunderbird Greeley, Inc.

(4)

Pursuant to a share purchase agreement effective October 10, 1997, the Company acquired 90% of the issued and outstanding common shares of Calsino, a manufacturer of electronic signs. On May 1, 1999, the Company acquired the remaining 10% interest in Calsino, Inc. On October 1, 2000, the Company sold substantially all the assets and liabilities of Calsino to the management of the subsidiary.

(5)

On November 12, 1997, the Company acquired Oceanside Casino N.V., operators of the Aruba Palm Beach Hotel's casino on the island of Aruba pursuant to an agreement dated November 7, 1997. The Company, through its subsidiary, Oceanside Casinos N.V., an Aruba entity, operated the Casino Merengue in Aruba through October of 1998. The Company shut down operations of the casino due to lack of profitability with no prospects of a turnaround. The Oceanside Casino N.V. subsidiary filed a petition for bankruptcy in November of 1998.

(6)

In March 2000, the Company, through its subsidiary Fiestacasinos.com, entered into an agreement with Cryptologic's subsidiary, Intertainet Overseas Licensing Limited (IOLL), in which IOLL provides its Internet gaming software and support services to Fiestacasinos.com. Operations began in June 2000, with all U.S. and Panamanian based customers blocked from accessing the on-line casino. In June 2001, the Company determined that the market for on-line casinos outside of the U.S. and Panama was not sufficient to support the business. The Company sold the subsidiary to a third party willing to take U.S. and Panamanian-based customers.

(7)

Manufacture and Installation of Gaming and Commercial Signage & Display: The Company operated a casino signage and design company ("Calsino") that also developed a commercial signage business. Calsino was active in marketing and installing commercial and casino gaming machine signage and lighting systems. Calsino designed signage and displays for gaming establishments, which historically update their themes and change decor often to continually attract patrons. The signage division offered a wide range of graphics, incorporating state of the art 3-D sculptured displays, utilizing multi-colored fiber optics and interactive multimedia displays with lights, sound and animation. The manufacturing and installation of the signage was outsourced through various subcontractors. Calsino also sold multi-faced, multi-level signage and progressive meter systems for slot and video machines. As of May 13, 1998, the Company ceased receiving revenue from four non-compacted California Native American tribes as mandated by the U.S. Attorneys. On August 21, 1998, the revenue share agreements with these four tribes were assigned to a third party.

(8)

The effects on revenue and assets resulting from the cessation of activities related to gaming on certain Tribal lands have been significant. The Company ceased its revenue share agreement activities with non-compacted tribes in California on May 13, 1998. The Company was averaging $1,438,000 per month in revenue from California revenue share operations for the period January 1, 1998 to May 13, 1998. The Company continued to collect revenue from one of its five revenue share arrangements since May 13, 1998, that being the Table Mountain Tribe. Table Mountain entered into a state compact on May 13, 1998, thereby avoiding any legal confrontation with the U.S. government. The Company continued to receive revenues until the first quarter of 2001 from Table Mountain.

(9)

The Company sold and assigned all of its rights in its California based Revenue Share Agreements with the various non-compacted Tribes to Support Consultants, Inc. ("SCI"), an unrelated California corporation, in furtherance of its commitment to honor the mandate set by the U.S. Attorneys in California. The assignment included transfer of the Company's rights to revenue from the revenue share arrangements with the various Tribes as well as assignment of loans. Title to the machines was not transferred to SCI. In consideration for the assignment to SCI, the Company accepted a note receivable (the "Note") in the amount of $4,500,000 to be paid in installments over three years, contingent upon SCI's success in collecting such sums from the various Tribes. The amount of consideration was based on numerous factors, including the present value of the revenue stream, the assumption of all support and maintenance obligations by SCI, and the likelihood that any revenue and loans will be collected by SCI. The transaction was not recorded as a sale in the December 31, 1998 financial statements, but rather the Company's California assets were presented as "Assets Held for Disposal", as the collection of the consideration from SCI was dependent on SCI collecting sufficient payments from the Native Tribes on assets sold once the legal status of Native Gaming in California was settled.

(10)

In 1999, SCI's collection efforts proved to be unsuccessful and SCI was left with no alternative but to pursue litigation. Due to SCI's own business interests and goodwill with the Tribes, the Company and SCI agreed to a mutual rescission of the sale and assignment of the Company's California based revenue share agreements and the California gaming assets reverted back to the Company. Since the rescission of the assignments, the Company has successfully pursued the various Tribes for collection of the unpaid revenue share amounts and loans receivable. To date, the Company has collected in excess of $4,894,000 from various Tribes. The Company continues to aggressively pursue collection of additional amounts from other Tribes.

(11)

Distributions of Gaming Products (Shuffler): In June 1999, Calsino acquired the U.S. and Central American distribution rights for a mechanical card shuffler, manufactured by a third-party Australian company. In May 2000, due to poor sales performance and lack of profitability, the Company entered into an agreement with the above third party Australian company to relinquish the distribution rights of the mechanical card shuffler. In exchange for the Company's efforts, the Australian Company has agreed to pay a royalty to the Company on all machines sold in the former areas held. In May 2001, the third-party Australian company entered into various agreements with Shuffle Master, Inc. ("SM") whereby SM acquired certain assets and assumed certain liabilities of the third party Australian company. In May 2002 the Company received a settlement payment from SM of $150,000. The Company does expect to receive any more monies from this transaction.

(12)

On October 1, 2000, the Company's interest in the signage business was sold to the management of Calsino in exchange for an interest bearing, five-year note receivable, secured by the assets of the signage business. During fiscal 2001, the note receivable was written down to nil, reflecting management's uncertainty of its ability to collect under the terms of the note.

(13)

Internet Gaming (outside of the U.S. and Panama): In March 2000, the Company, through its subsidiary Fiestacasinos.com, entered into an agreement with Cryptologic's subsidiary, Intertainet Overseas Licensing Limited (IOLL), in which IOLL provides its Internet gaming software and support services to Fiestacasinos.com. Operations began in June 2000, with all U.S. and Panamanian based customers blocked from accessing the on-line casino. In June 2001, the Company determined that the market for on-line casinos outside of the U.S. and Panama was not sufficient to support the business. The Company has sold the subsidiary to a third party willing to take U.S. and Panamanian based customers.

(14)

The Company, through its investments in EDM - Matamoros, EDM - Laredo and EDM- Reynosa operated skill game locations in Matamoros, Nuevo Laredo and Reynosa, Mexico. The Matamoros facility opened in August 2000, the Nuevo Laredo facility opened in February 2001 and the Reynosa facility opened in August 2001. The Company accounts for the investments on an equity basis, based on its respective ownership percentage. The Company owns 36.67% of EDM - Matamoros, 33.33% of EDM - Laredo and 40% of EDM - Reynosa. In October 2001, the facilities were shut down by Mexico's ministry of the interior (Gobernacion) and are now the subject matter of a NAFTA claim filed by the Company contending that such operations were illegally shut down. The NAFTA trial is schedule for the week of April 24, 2004.

2.	Current Operations
A.

The Company, through its subsidiary, International Thunderbird Gaming (Panama) Corporation, was successful in its January 1998 bid for the Group "A" package consisting of five complete casino licenses within the Republic of Panama. A complete casino license offers a combination of gaming tables and Type A slot machines, along with any other combination of gaming or gambling devices. During 1998, the Company successfully developed and opened four casinos. In 2000 the subsidiary opened a fifth facility on the island of Contadora. During 2001, due to a lack of business the Company closed its casino on the island of Contadora. The Company through Thunderbird Panama now operates six casinos in the Republic of Panama under the name "Fiesta Casinos" under a renewable 20-year concession. The six casinos operate in the El Panama Hotel, Hotel Soloy, Hotel Nacional, Hotel Washington, Hotel Guayacanes and Hotel Decameron.

B.

In September 1997, the Company, through its subsidiary, Thunderbird de Guatemala, entered into an agreement with Public Gaming Research Institute, Inc. ("PGR"), and its wholly owned subsidiary, Institute for the Lotteries of Latin America and the Caribbean ("ILAC"), to supply and manage gaming machines for gaming facilities in Central America. PGR, through ILAC, has been issued a license to operate lottery establishments and PGR selected the Company to supply machines under a revenue sharing agreement for a term of five years. Operations commenced in February 1998 at the Camino Real Hotel in Guatemala City. In 2003, the Company entered into a seven-year agreement with ILAC to continue operations of its video lottery terminals at the Camino Real Hotel in Guatemala City.

C.

During 2000, the Company, though its subsidiary Thunderbird de Nicaragua, leased space under a five-year lease, with an option for another five years in the Hotel InterContinental, Managua, Nicaragua, and commenced demolition and renovation. The casino opened in February 2001 with 77 table positions and 37 machines in operation. At the end of December 31, 2002, the Company owned a direct 74% interest in the subsidiary and an additional 5% interest through Thunderbird Panama, for a combined ownership interest of 79%. The Company through Thunderbird de Nicaragua operates a casino in the Republic of Nicaragua under the name Fiesta Casinos. In March 2003, the Company merged its operation with Hopewell Ltd's Pharaoh's Casino and now owns a 21% share in the merged operation.

D.

The Company, through its investment in South America Entertainment Investment owns a 36% interest in Fiesta Casino Guayana C.A., and operates a casino in the InterContinental Hotel in Guayana, Venezuela. During 2000, the Company leased space in the Hotel InterContinental Guayana in Guayana, Venezuela, and pursued a gaming license for the property. The facility opened on August 16, 2001 with approximately 115 table positions and 100 slot machines. The size of the casino can be expanded to 24,000 square feet, should market demand warrant such an expansion. The term of the lease is ten years from August 2000, with an additional ten-year option to renew subject to renegotiation of major terms. As part of the agreement, the casino has secured the right to build and operate a 20,000 square foot Events Center. The Events Center shall have a dual purpose: (1) to enhance hotel marketability and (2) to host casino special events, concerts and sporting events. Management believes that the Events Center will give the casino and hotel operations a unique strategic advantage. The Company accounts for the investments on an equity basis, based on its respective ownership percentage.

E.

The Company focused on:

  The opening of Chitre Casino (Guayacanes) in Panama, two major expansions at Soloy Casino in Panama and the major expansion and upgrade of the El Panama Casino in Panama City;

  The renegotiations of rent and stabilization of operations in Managua as a prelude to a successful merger with Pharaoh's casino in Managua, Nicaragua in March 2003;

  Initiation of the NAFTA litigation and assembly of a litigation team with a trial scheduled in April 2004 concerning the Mexico operation;

  Settlement and recovery of all remaining California tribal receivables;

  Securing long-term business in Guatemala and completing the arbitration. The Company entered into a seven-year agreement with ILAC to continue operations of its video lottery terminals at the Camino Real Hotel in Guatemala City. The Company will be entitled to 65% of revenue and will be responsible for 100% of the operating expenses while ILAC and the Pediatric Foundation share the remaining 35% of the revenues. The Company is assessing an expansion of video lottery machines and is confident that the Guatemala operation will continue to be a steady profitable business;

  Stabilizing the corporation's board and management with knowledgeable and engaged professionals;

  Stabilization of management and costs in Venezuela allowing survival in a difficult situation. The Company previously reported that the Fiesta Casino in Puerto Ordaz, Venezuela continues to meet its debt service and monthly operational expenses in spite of major political and civil unrest. The Intercontinental Hotel agreed to tie rent charges to a percentage of gross revenue determined on the basis of the Bolivar, which will significantly reduce the operations risk with respect to devaluation;

  Consolidation of the non-project corporate management to 6 people, including the entire legal and accounting group;

  Saving more than 40% on the 2002 audit costs over the 2001 expense; Renegotiating all the debt of the company to long-term payoffs with good concessions;

  Attaining good cash flows to handle obligations.

3.     Business Plan: The Company has developed a management team with extensive experience and diverse backgrounds in state-regulated lotteries, gaming operations, international sales and law. The management team researches gaming opportunities when presented to the Company to determine their suitability with respect to the Company's short and long-term goals. The team typically researches financial viability, political risk issues, potential security risk, relevant state, federal or national gaming license requirements, and local labor law and tax issues, staffing requirements and projected revenue and expenses of a proposed opportunity. After development is complete, the Operations Team's responsibility shifts to the daily operation and maintenance of each facility. To successfully accomplish this, the team must acquire office space and staff, investigate the background of each potential employee prior to an offer of employment, research shipping and importation issues and regulations, duty taxes where applicable, and computer network capabilities and communication equipment requirements. Human Resource issues such as visas, work permits, payroll issues, and local labor law requirements, are researched in-depth prior to the commencement of operations in foreign locations. Finance and accounting personnel are hired locally to ensure compliance with relevant local tax and reporting requirements.

4.     Business Strategy. The Company's business model is now well refined: diversify operations across a number of different partners, properties and jurisdictions, commit the minimum level of financial capital consistent with maximizing the opportunity so as to minimize project-specific risk, develop our human resources internally and through external hiring and establish relationships with well-established local partner sources of capital to help minimize jurisdiction-specific political risk.

Thunderbird's business model is a first mover strategy targeted at capturing dominant market shares in the secondary markets of the region such as Central America and Mexico's provincial areas, a strategy reinforced by offering a distinctive product tailored to each individual market's consumer tastes and regulatory environment. The Company typically enters markets through local partnership structures, which provide critical local market, regulatory, and legal knowledge that mitigates many of the risk factors of entering and operating in the region.

The Company has historically exploited the region's secondary markets in order to achieve high levels of market share within short time frames, specifically avoiding the highly competitive environments that exist in the primary segments of large markets such as Mexico City. The objective of this strategy is the creation of a pan-regional platform with the longer-term intent of expanding the platform into Latin America's larger primary markets.

Another key aspect of Thunderbird's strategy is its use of product differentiation to achieve and retain market share. The Company's casinos are built around adapting the U.S. "Las Vegas" model that is more culturally attuned to the Latin consumer mindset than the "European" model which has traditionally prevailed in the region. This product distinction is further enhanced by a localization strategy that tailors operations to the specific tastes of each marketplace.

This basic business model is reinforced by a management and control infrastructure that provides Thunderbird with a significant advantage over its peer group. Thunderbird's management team, drawn from both U.S. and local sources, has a successful track record of operating gaming facilities in both the U.S. markets and in Latin America, including significant experience in Latin American gaming regulatory issues. This management strength is further complemented by a point of sale monitoring system that provides a unique ability to monitor the firm's local operations and cash flows on a real time basis.

This business model does not require the Company to raise capital through share offerings to finance growth, and no such offerings are planned.

5. Business Risks. The Company operates in a risky business environment. There are a number of risks inherent to the Company's business. These may be summarized as follows:
A.

Competition. The Company's products compete against those of other established companies, some of which have greater financial, marketing, and other resources than those of the Company. These competitors may be able to institute and sustain price wars, or imitate the features of the Company's products, resulting in a reduction of the Company's share of the market and reduced price levels and profit margins. In addition, there are no significant barriers to new competitors entering the marketplace.

B.

Marketplace. The marketplace for the Company's products and services is constantly undergoing change. Currently, revenue earned in the casino gaming industry in the global market continues to increase. As the casino gaming market matures, global demand will be expected to stabilize. The Company's continued profitability and growth will be dependent upon maintaining and expanding its market share of global markets.

	C.	Management. The Company is dependent on a relatively small number of key employees, the loss of any one of whom could have an adverse effect on the Company.
D.

Marketing Plan. The Company's internal marketing plan is based on a number of assumptions, which may or may not prove valid. Marketing expenditures are to be funded partly from cash flow from operations. Poor market acceptance of the Company's products or other unanticipated events may result in lower revenues than anticipated, making the planned expenditures on advertising and promotion unachievable.

E.

Exchange Rate Fluctuation. The profitability of the Company may be adversely affected by fluctuations in the rate of exchange among various currencies. The Company does not currently take any steps to hedge against currency fluctuations.

F.

Regulatory. The ability to sell or place Gaming Machines in any country is dependent upon the regulatory authorities of various levels of government. The rulings made by the governments continue to fluctuate and are dependent upon a number of political, economic and public-oriented factors. The Company is dependent upon the government ruling in favor of allowing casino gaming and specifically VGTs and slot machines in their jurisdiction. Adverse government rulings may have a significant impact on the Company's ability to generate revenue.

These business risks should be considered in the context of the Company's business, which is described above.

Major Revenue Sources The following table outlines the consolidated revenues of the Company by category for the fiscal years ended December 31, 2002, 2001 and 2000:

Revenues by Category	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000

Continuing operations:
Revenue sharing revenues:	$ 1,088,000	$ 1,239,000	$ 1,424,000
Casino operations:	17,431,000	15,181,000	14,770,000
Subtotal	18,519,000	16,420,000	16,194,000

Discontinued operations:
Signage and equipment:	---	---	1,004,000
Subtotal	---	---	1,004,000

Total:	$ 18,519,000	$16,420,000	$17,198,000

The Company's Subsidiaries The following table outlines the revenues of the Company for the fiscal years ended December 31, 2002, 2001 and 2000 for each operating subsidiary.

Revenues by Subsidiary	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000

Thunderbird Greeley Inc. (Thunderbird Greeley)	$ 12,000	$ 109,000	$ 344,000
International Thunderbird Gaming (Panama) Corporation	14,717,000	13,253,000	14,379,000
Thunderbird de Guatemala, S.A.	1,762,000	1,645,000	1,449,000
Fiestacasinos.com	---	45,000	22,000
Thunderbird De Nicaragua	2,028,000	1,368,000	---
	18,519,000	16,420,000	16,194,000

Discontinued operations:
Calsino, Inc.	---	---	1,004,000
Subtotal	---	---	1,004,000
Total:	$ 18,519,000	$16,420,000	$17,198,000

The following is a discussion of each of the Company's major operating subsidiaries.

Thunderbird Greeley Inc.

Thunderbird Greeley commenced operations as a partnership on November 22, 1988 under the name of F&G Partnership. On January 14, 1994, the business was incorporated under the laws of the State of Colorado under the name Ram Star, Inc. Its operations consisted of the assembly and sale of button control VGTs predominantly to the amusement industry. Sales to the gambling industry commenced in 1993. The Company acquired 51% of Ram Star effective December 31, 1994, and the remaining 49% of Ram Star was aquired effective January 1, 1995. Ram Star, Inc. changed its name to Thunderbird Greeley Inc. on June 21, 1996.

In 1998, as part of its effort to cut costs, the Company assessed the costs involved in assembling its gaming machines and determined that the costs of assembling "in-house" exceeded the costs to outsource the assembly.

Button control and touch screen VGTs for the gaming industry were sold by Thunderbird Greeley to independent third parties and other Thunderbird entities. Prior to 1998, a significant portion of these gaming machines were installed into Native casinos in California. In order to target and service this key market better, Thunderbird Greeley opened a servicing branch warehouse in Temecula, California in the second quarter of 1996. On August 21, 1998, the Company sold all the assets of the Temecula service center, including inventory, to a third party. The Temecula facility was also turned over to the same third party.

During 1996, Thunderbird Greeley formed a joint venture with Viejas to install up to 500 VGTs on a revenue participation basis at a new casino in California north of San Francisco. The casino is being operated by the Hopland Band of Pomo Indians and commenced business in August 1996. As of December 31, 1999, approximately 304 VGTs have been placed in the casino by the joint venture. All proceeds from the joint venture's portion of operations of the gaming terminals were being split as to 50% each by Viejas and Thunderbird Greeley based on an oral agreement between the two joint venture partners. As of May 13, 1998, the Company ceased receiving revenue from this non-compacted California Native American tribe.

As of January 1, 2000, ITGS assigned Thunderbird Greeley its rights in the revenue share contract with the Table Mountain Tribe. Thunderbird Greeley continued to collect revenues under this contract until first quarter 2001.

In August 2001 Thunderbird Greeley entered into a revenue share agreement with EDM-Reynosa.

The following is a breakdown of Thunderbird Greeley's revenues:

Revenues of Thunderbird Greeley	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000

Revenue sharing revenue (continuing operations):	$12,000	$109,000	$344,000
VGT sales revenues (discontinued operations):	---	---	---

Total:	$12,000	$109,000	$344,000

Calsino, Inc.

Pursuant to a share purchase agreement effective October 10, 1997, the Company acquired 90% of the issued and outstanding common shares of Calsino, Inc., a manufacturer of electronic signs, with a 12,000 square foot manufacturing facility in Santee, California. In May of 1998, Calsino opened a commercial sign division with a sales and marketing office located in Kansas City, Missouri. In the fourth quarter of 1998 the Company determined it to be cost effective to outsource its fabrication and installation activities. As a result, the Company shut down its manufacturing facility in Santee and moved its sales and marketing staff to the San Diego corporate headquarters during the first quarter of 1999. On May 1, 1999 the Company acquired the remaining 10% interest in Calsino, Inc.

In June 1999, Calsino acquired the U.S. and Central American distribution rights for a mechanical card shuffler manufactured by a third-party Australian company.

In May 2000, due to poor sales performance and lack of profitability, the Company entered into an agreement with the above, third-party Australian company to relinquish the distribution rights of the mechanical card shuffler. In exchange for the Company's efforts, the Australian company has agreed to pay a royalty to the Company on all machines sold in the former areas held. The royalty will be paid at a rate of $500 per machine for the first 800 machines sold in those regions that the Company had originally held distribution rights. In May 2001, the third-party Australian company entered into various agreements with Shuffle Master, Inc ("SM") whereby SM acquired certain assets and assumed certain liabilities of the third-party Australian company. The Company is currently engaged in discussions with SM to determine whether SM assumed the third-party Australian company's liability with respect to the aforementioned royalty arrangement. In May 2002 the Company received a settlement payment from SM of $150,000. The Company does expect to receive any more monies from this transaction

On October 1, 2000 the Company's interest in the signage business was sold to the management of Calsino in exchange for a five-year note receivable for $266,000, bearing interest at 15% per annum, secured by the assets of the signage business.

The following is a breakdown of Calsino's revenue:

Revenues of Calsino	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000

Signage and equipment:	$ n/a	$ n/a	$1,004,000

International Thunderbird Gaming (Panama) Corporation

In January 1998 the Company's Panamanian subsidiary, International Thunderbird Gaming (Panama) Corporation ("Thunderbird Panama"), which was incorporated on November 25, 1996 under the laws of the Republic of Panama, was awarded a renewable 20-year concession to operate casinos in the Republic of Panama.

The Company's bid of US$3.55 million was the winning bid for the Group "A" package of five casinos in Panama and was therefore awarded this concession by the Government of the Republic of Panama to operate these casinos. Fifty percent of the bid price was advanced to the Company in the form of an arm's length Panamanian third-party loan that was converted to a 50% equity interest in the Panamanian subsidiary.

The Company's 50% interest in the revenues of Panama is as follows:

Revenues of Thunderbird Panama	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000

Casino Operations:	$14,717,000	$13,253,000	$14,379,000

During 1998, the Company developed and opened four properties in the Republic of Panama. On August 23, 1998 the El Soloy Hotel Casino was opened. It is located in Panama City. On September 7, 1998 the El Panama Hotel Casino was opened in Panama City. On October 18, 1998 the Washington Hotel Casino was opened in Colon, Panama. On December 13, 1998 the Nacional Hotel Casino was opened in David, Panama.

The existing operations in Panama expanded in 1999 with the four casinos expanding their cumulative area from 1,860 to 2,865 square meters, increasing the number of positions at table games from 295 to 339 and increasing the number of slot and video lottery terminals ("VLT's") from 424 to 537. Net win per machine in Panama has remained constant despite the significant increase in the number of machines. The Company has also developed of a VIP lounge in the El Panama property in Panama City.

On December 1, 2000 the Company opened a fifth casino on the Island of Contadora off the coast of Panama within the Contadora Hotel. During 2001, due to a lack of business the Company closed this casino.

The Guayacanes Casino opened in August 2002 and Decameron initiated operations in April 2003.

The following table summarizes the size and number of gaming positions currently available at each casino:

	El Panama Casino	Soloy Casino	Washington Casino	Nacional Casino	Guayacanes Casino	Decameron Casino

Table games:
Black Jack	70	28	28	28	14	21
Roulette	18	6	12	12	6	12
Baccarat	32	---	9	7	14	14
Craps	16	---	---	---	---	---
Fiesta Poker	21	7	14	14	---	---

Total table positions	157	41	63	61	34	47

Slot machines	320	193	97	119	64	50

Square meters	2,100	325	710	630	230	682

Marketing and Competition

Although the six casinos in Panama are located in large hotels and do benefit from some tourist traffic, the overall customer base is primarily made up of the local population. Marketing for the most part focuses on this local population and utilizes newspapers, local radio and television, billboards, direct mail and special events (tournaments and give-a-ways) to attract customers.

Including Thunderbird Panama, there are five major gaming companies in Panama. Crown Casinos operates three casinos in Panama City, which in aggregate consist of approximately 50 table games and 300 slot machines. Gaming and Services Corporation operates approximately 14 slot parlors throughout Panama City. Lucky Games operates several slot parlors, which in aggregate, consist of approximately 400 to 500 slot machines. Equus Gaming Corporation operates a racetrack.

Thunderbird de Guatemala, S.A.

In September of 1997, the Company entered into an agreement with Public Gaming Research Institute, Inc. ("PGR") and its wholly owned subsidiary, Institute for the Lotteries of Latin America and the Caribbean ("ILAC") to supply and manage up to 2,000 gaming machines for gaming facilities in Central America. PGR, through ILAC, has been issued a license to operate gaming establishments, and PGR selected the Company to supply machines under a revenue sharing agreement for a term of five years. Operations commenced in February 1998. This operation has successfully defended against regulatory and legal action initiated by the federal government in Guatemala. Final appeals were heard during 2000 and the Company enjoys regulatory tranquility in Guatemala.

The Company completed arbitration proceeding against its partner ILAC and was awarded $161,000. In addition, a new contract with ILAC was entered into for 7 years beginning March 15, 2003. The Company will be entitled to 65% of revenue and will be responsible for 100% of the operating expenses while ILAC and the Pediatric Foundation share the remaining 35% of the revenues.

Thunderbird Guatemala's revenues are as follows:

Revenues of Thunderbird de Guatemala	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000

Revenue Sharing revenues:	$1,076,000	$1,130,000	$1,080,000
Casino Operations	686,000	515,000	369,000

Total:	$1,762,000	$1,645,000	$1,449,000

Marketing and Competition

Operations commenced on February 4, 1998 at the Camino Real Hotel, Guatemala City's premier hotel. The facility is 700 square meters and houses 255 video gaming machines. As in Panama, Thunderbird Guatemala's customer base is predominantly made up of the local population. The Company engages in a relatively modest marketing effort. This facility is the only government sanctioned video lottery operation in the country. The only other gaming operation is one large bingo parlor.

Fiestacasinos.com

In March 2000, the Company, through its subsidiary Fiestacasinos.com, entered into an agreement with Cryptologic's subsidiary, Intertainet Overseas Licensing Limited (IOLL), in which IOLL provides its Internet gaming software and support services to Fiestacasinos.com. Operations began in June 2000, with all U.S. and Panamanian based customers blocked from accessing the on-line casino. In June 2001, the Company determined that the market for on-line casinos outside of the U.S. and Panama was not sufficient to support the business. The Company has sold the subsidiary to a third party willing to take U.S. and Panamanian based customers. The following is a breakdown of the revenues of Fiestacasinos.com:

Revenues of Fiestacasinos.com	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000

Casino Operations:	$ n/a	$ 45,000	$ 22,000

The on-line casino targeted Spanish-speaking players throughout the world, with the exception of the U.S. and Panama. Marketing of Fiestacasinos.com is achieved in a two-fold approach. The Company contracted with a Mexico-based media provider. The contract called for in exchange for a percentage of the profit the media provider advertised the web-site on its cable network and print media. The second method was the use of on-line affiliates where the affiliate was paid a percentage of the profits generated from players who they direct to Fiestacasinos.com's home page.

Thunderbird De Nicaragua

During 2000, the Company, through its subsidiary Thunderbird De Nicaragua, leased space under a five-year lease, with an option for another five years in the Hotel Intercontinental, Managua, Nicaragua, and commenced demolition and renovation. The casino opened in February 2001 with 77 table positions and 37 machines in operation. At the end of December 31, 2002, the Company owned a direct 74% interest in the subsidiary and an additional 5% interest through Thunderbird Panama, for a combined ownership interest of 79%. In March 2003, the Company merged its operation with Hopewell Ltd's Pharaoh's Casino and now owns a 21% share in the merged operation.

Revenues of Thunderbird De Nicaragua	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000

Casino Operations:	$2,028,000	$1,368,000	$ n/a

The Corporate Organization

A. Incorporation. International Thunderbird Gaming Corporation ("the Company") was incorporated by registration of its memorandum and articles under the Company Act (British Columbia) on September 4, 1987 under the name "Winters Gold Hedley Ltd.". The Company changed its name to "Regal Gold Corporation" and consolidated its share capital on a 2.5:1 basis effective August 26, 1993. The Company subsequently changed its name to International Thunderbird Gaming Corporation, and updated its articles, effective June 23, 1994.

The Company continued into the Yukon effective February 5, 1999, as approved by the shareholders of the Company on June 18, 1998.

The Company's head and principal office is located at 12155 Dearborn Place, Poway, California 92064. The Company's registered and records office and address for service in the Yukon is in care of its solicitors, Preston, Lackowicz & Shier, Suite 300 - 204 Black Street, Whitehorse, Yukon, Canada Y1A 2M9.

B. Subsidiaries. The Company owns and manages the following wholly or partially owned subsidiaries (the "Subsidiaries"):

Name of Subsidiary	Percentage of Voting Shares Beneficially Owned or Controlled by the Company	Date of Incorporation	Jurisdiction of Incorporation

Thunderbird Carolina Inc.	100%	Dec. 22, 1989	North Carolina
Thunderbird Gaming Inc.	100%	Mar. 30, 1992	British Columbia
Thunderbird Greeley, Inc.	100%	Jan. 14, 1994	Colorado
International Thunderbird Gaming SRL	100%	Mar. 7, 1996	Barbados
Thunderbird Development, Inc.	100%	Mar. 19, 1996	California
International Thunderbird Gaming (Panama) Corp	50%	Nov. 25, 1996	Panama
Thunderbird (Barbados) Inc.	100%	Jan. 27, 1997	Barbados
537481 British Columbia Ltd.	100%	Feb. 27, 1997	British Columbia
International Thunderbird Gaming - Nova Scotia	100%	June 23, 1997	Nova Scotia
Thunderwatch Partnership	100%	July 2, 1997	British Columbia
Camino Real (BVI) Investments Ltd.	100%	Aug. 29, 1997	British Virgin Islands
International Thunderbird (BVI) Ltd.	100%	Aug. 29, 1997	British Virgin Islands
International Thunderbird Brazil (BVI) Ltd.	100%	Oct. 2, 1997	British Virgin Islands
Thunderbird de Guatemala, S.A. ("Thunderbird Guatemala")	100%	Oct. 15, 1997	Guatemala
Thunderwatch (Barbados) Inc.	100%	Oct. 16, 1997	Barbados
Thunderbird do Brazil, S.A.	100%	Oct. 30, 1997	Brazil
Thunderbird Panama (BVI) I Ltd.	100%	Apr. 22, 1998	British Virgin Islands
Thunderbird Panama (BVI) II Ltd.
Juegos De Mexico Inc.
Skill Game Equipment (BVI) Limited
Servicios De Destraza S.A.
Casinos Pajaro Trueno, S.A
Thunderbird De Nicaragua
South American Entertainment Investment	100% 100% 100% 100% 100% 79% 100%	Apr. 22, 1998 June 23, 2000 July 14, 2000 July 31, 2000 Aug. 9, 2000 Oct. 28, 2000 Jan. 11, 2000	British Virgin Islands British Virgin Islands British Virgin Islands Mexico Costa Rica Nicaragua British Virgin Islands
Immobiliaria Bilbao	50%	Jan. 8, 2001	Panama

All of the subsidiaries were held directly by the Company or indirectly through another subsidiary. None of the subsidiaries have any non-voting shares outstanding.

C. Investments. The Company has investments in the following entities:

Name of Entity	Percentage of Voting Shares Owned by the Company	Date of Incorporation	Jurisdiction of Incorporation

Entertainmens de Mexico -Nuevo Laredo-SRL	33.3%	November 7, 2000	Mexico
Entertainmens de Mexico-Matamoros- SRL	37.18%	December 15, 2000	Mexico
Entertainmens de Mexico-Reynosa SRL	40%	June 5, 2001	Mexico
Fiesta Casino Guayana C.A.	36%	April 2000	Venezuela

Property, Plant and Equipment

The Company currently occupies 12155 Dearborn Place, Poway, California. The property currently provides office space for management, administration, investor relations and accounting employees.

Thunderbird Guatemala leases space for its office located at Murano Center, 14th St 3-51 Zone 10, Guatemala.

The Thunderbird-Panama office is located at Calle 51 y Aquilino de la Guardia, Panama City, Panama.

Panama Leases:      Soloy Hotel Property
                              El Panama Hotel Property
                              Washington Hotel Property
                              Nacional Hotel Property
                              Guayacanes Hotel Property

The Thunderbird Nicaragua office is located at Hotel Intercontinental Managua, Octava Calle Suroeste No. 101, and P.O. Box 3278, Managua, Nicaragua.

Nicaragua Lease:   Hotel Intercontinental Managua Property

In the aggregate, the financial commitment for the leases for the twelve months ended December 31, 2002 is $2,233,000.

The following table summarizes the size and number of gaming positions currently available at each casino:

	El Panama Casino	Soloy Casino	Washington Casino	Nacional Casino	Guayacanes Casino	Decameron Casino

Table games:
Black Jack	70	28	28	28	14	21
Roulette	18	6	12	12	6	12
Baccarat	32	---	9	7	14	14
Craps	16	---	---	---	---	---
Fiesta Poker	21	7	14	14	---	---

Total table positions	157	41	63	61	34	47

Slot machines	320	193	97	119	64	50

Square meters	2,100	325	710	630	230	682

Thunderbird de Nicaragua leases space under a five-year lease, with an option for another five years in the Hotel InterContinental, Managua, Nicaragua. The operation has 14 black jack positions, 35 Fiesta poker positions, 12 roulette positions and 45 slot machines in the 300 square meter facility.

Item 5 - Operating and Financial Review and Prospects

The application of U.S. GAAP differs from results applied under Canadian GAAP as set forth in Note 23 to the Consolidated Financial Statements of the Company.

Critical accounting policies:

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. As described below, significant estimates are used in determining the application of the going concern concept, allowance for doubtful accounts and the useful lives of capital assets. We evaluate our estimates on an ongoing basis, including those related to bad debt, investments, capital assets, income taxes and contingencies and litigation and other contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

Amounts receivable:

Amounts receivable include of the following:

	2002	2001
Costs recoverable from third party participation in Guatemalan operation (a)	161	530
Apuestas Continentales, S.A. (b)	408	408
Tristar Media, Inc. (c)	-	335
Fiesta Juegos de Costa Rica (d)	269	269
Hopland Band of Pomo Indians (e)	625	-

     (a)     Costs recoverable from third party participant in Guatemalan operation:

The Company was eligible to recover leasehold improvement costs incurred for the Guatemalan operations from a third party participant in the Guatemalan revenue and net profit sharing agreement ("Profit Share Agreement"). The amounts were collectible on a monthly basis from the third party's share of revenue and net profits from the operations. The costs recoverable were non-interest bearing. During fiscal 2000, the third party ceased reimbursing these costs and was disputing eligibility for reimbursement of certain of these costs under the agreement. An arbitration proceeding concerning this dispute was completed in March 2002. At December 31, 2002, the amounts were written down by $369,000 to the amount awarded by the arbitrator of $161,000. In addition to the Company's claim for reimbursement of the leasehold improvement costs, the Company claimed in the proceeding that the expiration of the Profit Share Agreement, entered into in October 1997, should be extended past the five year contract term of October 2002 as operations did not commence until February 1998. The arbitrator in his ruling decided in favor of the Company with regard to the extension.

     (b)   Apuestas Continentales, S.A.:

The Company has a promissory note dated March 1, 2000 for the sale of gaming machines to Apuestas Continentales, S.A. ("Apuestas"). The note is non-interest bearing, with 24 monthly payments of $22,000 beginning April 1, 2001 and maturing on March 1, 2003. Apuestas has not made any payments as required under the terms of the note during fiscal 2002 or 2001. The Company entered into discussions with Apuestas as payments have not been received as required under the terms of the note and is actively pursuing various options to collect the remaining balance owing under the note. If the Company is not able to collect the outstanding balance, a provision will be required for the excess.

     (c)     Tristar Media, Inc. (successor to Sing Security Services, Ltd.):

On June 30, 2001, the Company sold its internet gaming business, FiestaCasinos.com, to Sing Security Services Ltd. for proceeds consisting of a $340,000 note receivable and the assumption of a related liability in the amount of $70,000, resulting in a gain of $208,000. The note receivable bears interest at 10% and requires monthly payments of interest of $2,333 commencing July 31, 2001 through to December 31, 2001, and monthly payments of principal and interest of $7,224 from January 31, 2002 through to December 31, 2006. The note receivable is secured by the shares of FiestaCasinos.com. In addition, under the terms of the sale, the Company has the right until June 30, 2006 to buy-back a 50% interest in FiestaCasinos.com at a price based on FiestaCasinos.com's current earnings before interest, taxes, depreciation and amortization. During the year ended December 31, 2002, the Company established a reserve against the receivable as a result of the FiestaCasino.com's future operations will impact the value, if any, of this buy-back option.

     (d)     Fiesta Juegos de Costa Rica S.A.:

On August 23, 2001, the Company sold its gaming subsidiary, Fiesta Juegos de Costa Rica S.A. ("Fiesta Juegos"), to a third party for proceeds consisting of a note receivable for $269,000, resulting in a gain on sale of $203,000 which has been deferred at December 31, 2001. The gain will be recognized in income as the note receivable is collected. The note receivable bears interest at 12%, with monthly payments consisting of 25% of the net income from the operations of Fiesta Juegos, beginning the earlier of 45 days after Fiesta Juegos achieves positive cash flows from operations or November 1, 2001. In 2002, the Company entered into discussions with the purchaser of Fiesta Juegos as payments have not been received as required under the terms of the note. The outcome of these discussions, which is not determinable at this time, could impact the carrying value of the note receivable and other amounts reported in the consolidated financial statements.

     (e)     Hopland Band of Pomo Indians

The Company previously entered into various agreements for the financing, design and construction of a gaming facility on the Hopland Indian Reservation ("Hopland") which included a one-half interest in a Gaming Hardware Lease Agreement (the "Lease"). Pursuant to a settlement agreement dated May 31, 2002, Hopland agreed to pay the Company $750,000 in satisfaction of all obligations owing under the Lease and accordingly, the Company recorded a recovery of $750,000. The amount receivable from Hopland bears interest at 12% per annum and is repayable in monthly instalments of $24,900.

Going Concern:

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. However, the Company has incurred significant losses to the year ended December 31, 2001, has a working capital deficiency at December 31, 2002 of $2,806,000 (2001 - $3,081,000) and has recently had to seek a waiver from its primary lender relating to covenant violations on certain borrowings as at December 31, 2002 (see Note 9 to Audited Financial Statement - loans payable).

During the year ended December 31, 2001, Fiesta Casinos Guayana, C.A. ("Fiesta Casinos Guayana"), the Venezuelan company in which the Company has an equity interest, may have been subjected by the National Casinos, Bingo Parlors and Slot Machines Commission of Venezuela (the "Commission") to penalties and fines because it transferred all of its shares to a national financial institution as security, thereby violating certain provisions of the Control of Casinos, Bingo Parlors and Slot Machines Act. On December 21, 2001, in response to Fiesta Casinos Guayana's request for authorization to keep the security in force, the Commission asked the Company to add a clause to the final loan contract stipulating that Fiesta Casinos Guayana must obtain prior authorization from the Commission to proceed to judicial sale or undertake any other legal transaction which implies transfer of ownership of the shares put up as security, initially or as a result of a capital increase by Fiesta Casinos Guayana. Fiesta Casinos Guayana had not made the change in the final loan contract required by the Commission and had not made any provisions in its financial statements at December 31, 2001 for any possible penalties and fines relating to this issue. During the current year the loan was paid in full and consequently the Company is no longer in violation as at December 31, 2002.

Since July 2001, the Company has been working to develop future profitable operations and improve the working capital position of the Company. During the year ended December 31, 2001, the Company refocused its efforts toward the operation and profitability of current facilities as opposed to the development of new facilities. As a result, the Company reduced its development and support staff and related expenses. In addition, the Company reduced its staff levels in the Republic of Panama and refinanced a portion of its debt during the year.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when they become due is dependent on the success of its core operations. Management believes that the core operations, in conjunction with the expected increase in profits from the Company's investments in Venezuela and Nicaragua, which commenced operations in the year ended December 31, 2001, will mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements.

During 2001, the Mexican government closed the skill game facilities in Matamoros, Nuevo Laredo and Reynosa, Mexico in which the Company has an equity interest, alleging the operations are in violation of the law. The Company is currently pursuing a claim under section 11 of the North American Free Trade Agreement.

The auditor's report on the Company's December 31, 2002 financial statements includes additional comments that state that the financial statements are affected by conditions and events that cast doubt on its ability to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of that uncertainty

Capital assets:

At December 31, 2002, the Company has $7,826,000 (2001 - $6,512,000) in carrying value of fixed and intangible assets. Intangible assets primarily relate to the gaming license for Panama. Management of the Company periodically assesses the amortization periods and potential for impairment in the carrying value of theses assets after consideration of expected future use and utilization, projected cash flows and other indicators of value. When the fair value of the specific asset is less than the carrying value, an impairment charge is recorded for the differences. In the future, events or conditions could arise that are outside of the Company's control, including changes in economic environments, competition, customer demands and regulations which could impact such assets fair value. In addition, changes in management's business objectives or plans could also result in an impairment charge.

Operations:

A. Selected Consolidated Financial Information. The tables set out below set forth selected consolidated financial data. Such data is derived from the consolidated financial statements of the Company, which have been audited by Davidson & Company, Chartered Accountants, for 2002 and KPMG LLP for 2001 and 2000.

The selected financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). (All in US $000's except earnings per share)

	Audited (1) Fiscal Year ended December 31

For the Period:	2002	2001	2000

Revenue:	18,519	16,420	16,194
Net earnings: (loss)	324	(3,080)	(1,291)
Earnings (loss) per share	0.01	(0.13)	(0.06)
(Basic):
End of period working capital: (deficiency)	(2,806)	(3,081)	(2,102)
Total assets:	14,553	13,799	13,789
Long term debt (2):	4,232	4,296	1,896
Total liabilities:	13,066	12,766	9,733
Share capital (3):	21,085	21,089	21,032
Foreign exchange adjustment	(277)	(411)	(411)
Deficit:	(19,321)	(19,645)	(16,565)

Under Canadian GAAP. Excludes the current portion of the long-term debt. The Company has only one kind and class of shares issued and outstanding, being common shares.

No dividends were paid during the periods reported above.

B. Comparison of Results of Operations - Fiscal Year ended December 31, 2002 Compared to Fiscal Year Ended December 31, 2001.

Revenues for the year 2002 from continuing operations were $18.5 million, an increase of 13% over 2001 revenues from continuing operations of $16.4 million.

Net earnings for the year were $324,000 compared with a loss of $3.1 million in 2001. General and Administrative expenses decreased 6% from $7.4 million in 2001 to $7.0 million in 2002. The decrease in G&A expenses reflects cost savings from reduced payroll, staff, audit fees and corporate rent.

In 2002, the Company incurred a total of $745,000 in income taxes compared with $791,000 in 2001. The increase in the expense for depreciation is directly related to the increased capital assets associated with the expansion in Panama.

In 2002, the Company achieved EBITDA before discontinued operations (Earnings Before Interest, Taxes, Depreciation and Amortization) of $3.9 million or $0.17 per share, compared to $1.3 million or $0.05 per share in 2001. The growth in EBITDA is a result primarily of increased revenues. Earnings per share from continuing operations were $0.01 in 2002 compared to a loss of $0.08 in 2001.

Cash provided by continuing operations increased to $2.8 million for the year ended December 31, 2002 from $2.1 million for the year ended December 31, 2001. The Company's cash flow from operations consists primarily of cash flows from its joint venture interest in the Panama Fiesta Casinos and Guatemalan revenue sharing arrangements. Cash and cash equivalents decreased to $1.2 million at December 31, 2002 from $1.5 million at December 31, 2001. The working capital deficiency of $3.1 million at the end of 2001 has been reduced to $2.8 million at the end of 2002. The decrease in the deficiency is due, in part, by renegotiating debt, moving portions to long term, and collecting certain receivables, which were previously classified as long term. Total long-term debt and capital lease obligations at December 31, 2001 were $4.3 million and has decreased to $4.2 million at December 31, 2002. The reason for such an insignificant change is due to additional debt incurred in Panama to finance that expansion. During the year ended December 31, 2002, the Company renegotiated the terms of two of its loans in which it was previously in arrears and/or in default, such that at December 31, 2002, the Company is no longer in arrears in payments or in default in respect of any loans.

C. Comparison of Results of Operations - Fiscal Year ended December 31, 2001 Compared to Fiscal Year Ended December 31, 2000.

Revenues for the year 2001 from continuing operations were $16.4 million, an increase of 1.4% over 2000 revenues from continuing operations of $16.2 million.

Net loss for the year 2001 was $3.1 million compared with a loss of $1.3 million in 2000. The loss for 2001 included a loss from equity in associated companies of $1.4 million; this loss is related to Mexico and Venezuela, as disclosed in Note 5 of the financial statements. The 2001 year-end loss also included a loss from discontinued operations related to product sales, including signage, of $1.2 million as compared to a loss of $662 thousand in 2000. General and Administrative expenses increased 28.3% from $5.8 million in 2000 to $7.4 million in 2001. The growth in G&A expenses reflects expenses incurred in Nicaragua and additional locations in Mexico beyond our locations in the cities of Matamoras, Nuevo Laredo and Reynosa. Depreciation and Amortization expenses increased 13.2% from $1.1 million in 2000 to $1.3 million in 2001, which is due to a full year of expense from the Nicaragua operation and the addition of the office building through Inmobiliaria in Panama.

In 2001, the Company incurred a total of $791 thousand in income taxes compared with $1.5 million in 2000.

The loss per share before discontinued operations was $0.08 in 2001, $0.13 after discontinued operations, compared with a loss per share before discontinued operations of $0.03 in 2000, $0.06 after discontinued operations.

In 2001, the Company achieved EBITDA before discontinued operations (Earnings Before Interest, Taxes, Depreciation and Amortization) of $1.3 million or $0.05 per share, compared to $3.2 million or $0.14 per share in 2000.

The working capital deficiency of $2.1 million at the end of 2000 has increased to $3.1 million at the end of 2001. The increase in the deficiency is due, in part, by the Company funding its investment in the associated companies out of its operating cash flows, the write off of certain Amounts Receivable from the 2000 balance sheet and the reclass of certain Amounts Receivable from current, in year 2000, to long term in year 2001 based on uncertainty as to when payments will be received. Total debts of the Company, including working capital deficiency, capital lease obligations, loans payable, and future income taxes, have increased from $4.7 million in 2000 to $8.2 million in 2001. The change relates to the increases in the working capital deficiency and loans payable.

D. Effect of Recent Developments on Operations

1. Nicaragua Merger. Thunderbird's Fiesta Casino-Managua is steadily improving in its revenue results following the Company's merger with Hopewell Ltd. The merger was completed on March 1, 2003.

2. Guatemala. The Company entered into a 7-year agreement with ILAC and FPG in which the Company will continue to operate the Lotteria at the Camino Real Hotel in Guatemala City, Guatemala. The Company will receive 65% of the revenue and will be responsible for all operating expenses.

3. Venezuela. The Company is concerned over the recent political issues in Venezuela. The Company will continue to monitor the situation to determine the effect of Venezuela's recent political problems on the operation.

4. Mexico. The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company is currently litigating a NAFTA claim against the government of Mexico. Management believes this litigation will be protracted because of past and continued stonewalling by the Mexican government. The Company has a trial date of April 2004. At this point, the Company is in the midst of exchanging documents through the arbitration process. Another Mexican skill game operator continues to operate without any hindrance from the Mexican government.

5. Recovery of Disposition of Discontinued Operations. The Company finalized and settled all of its claims against California tribes and collected receivables stemming from discontinued operations.

E. Capital Resources and Liquidity. Cash provided by continuing operations increased to $2.8 million for the year ended December 31, 2002 from $2.1 million for the year ended December 31, 2001. The Company's cash flow from operations consists primarily of cash flows from its joint venture interest in the Panama Fiesta Casinos and Guatemalan revenue sharing arrangements. Cash and cash equivalents decreased to $1.2 million at December 31, 2002 from $1.5 at December 31, 2001. The working capital deficiency of $3.1 million at the end of 2001 has been reduced to $2.8 million at the end of 2002. The decrease in the deficiency is due, in part, by renegotiating debt, moving portions to long term, and collecting certain receivables, which were previously classified as long term. Total long-term debt and capital lease obligations at December 31, 2001 were $4.3 million and has decreased to $4.2 million at December 31, 2002. The reason for such an insignificant change is due to additional debt incurred in Panama to finance that expansion. During the year ended December 31, 2002, the Company renegotiated the terms of two of its loans in which it was previously in arrears and/or in default, such that at December 31, 2002, the Company is no longer in arrears in payments or in default in respect of any loans

The Company raised $5,000 during the year ended December 31, 2002 by way of issuance of shares on exercise of options.

The Company anticipates paying its obligations and working capital deficiency from cash flow generated from operations and collection of amounts receivable and recoverable. The Company currently does not plan to raise capital by the issuance of shares in the near future.

As of December 31, 2002, the Company had outstanding share options exercisable for up to 4,087,614 common shares at prices ranging from CDN$0.08 to CDN$1.25 per share. If all share options are exercised, to which no assurance can be given, 4,087,614 common shares would be issued generating proceeds of CDN$1,856,474.

Material Commitments for Capital Expenditures

The Company through its 36% effective equity investment in Fiesta Casinos Guayana is in the process of building out a 20,000 square foot Events Center in the InterContinental Hotel Guayana. The Events Center shall have a dual purpose: (1) to enhance Hotel marketability and (2) to host casino special events, concerts and sporting events. The total capital expenditures for this project are estimated to be $2,758,000 and at the time of this filing approximately $1,200,000 is still required. The source of the funds to build out the location is through investor contributions and financing secured with a bank in Venezuela.

In June 2002, Thunderbird Panama began an expansion of its casino in the El Panama Hotel. This expansion when completed will add approximately 1,000 square meters of gaming and entertainment space including 120 new slot machines, 5 table games and a facility for live music and shows. In addition, the existing bar will be converted to a restaurant. The expansion also includes the addition of a Race and Sports betting facility. The total capital expenditures for this project are estimated to be $3,000,000. The source of the funds to complete this project will come from financing secured with a bank in Panama.

Research and Development:

The Company expenses all development costs as they are incurred. These costs relate to the identification of gaming locations and development of the locations prior to opening. For the year ended December 31, 2002, the Company expensed $267,000. For the year ended December 31, 2001, the Company expensed $1,573,000, including amounts reflected in the loss from associated companies. For the year ended December 31, 2000 the Company expensed $1,316,000.

Item 6 - Directors, Senior Management and Employees

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current positions with the Company and their principal occupations during the past five years.

Name and Municipality Of Residence	Principal Occupation for Previous Five Years

Jack R. Mitchell (1) Panama City, Panama President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company since April 1997; Partner, Mitchell & Skola from 1986 to March 1997, a law firm in San Diego, California.
Albert W. Atallah El Cajon, California USA General Counsel and Director	General Counsel to the Company since July 1997; Private practice in California and Michigan from 1981 to present; Certified Tax Specialist; LLM Taxation; BBA University of Michigan.
Clay Hardin Estes Park, Colorado USA Vice President-Operations	Vice President, Operations of the Company since April 1997; President, Gaming Resources International, Inc. from October 1995 to March 1997.
Booker T. Copeland III Oceanside, California USA Chief Financial Officer Corporate Secretary

Senior Accountant at Burnham & Company in San Diego since 1998; Corporate Accounting Manager to the Company from 1999 to 2001; Corporate Controller from 2001 to 2002; Chief Financial Officer and Corporate Secretary since October 2002

Jorge Montano Mexico City, Mexico Director	President of CW/Latin America Partners, LLC as well as Asesoria y Analysis S.A. de CV from 1995 until 2001; Director since June 2000
Jean Duval (1) Carnigan, Quebec, Canada Director	Vice-President of XTL Transport in Ontario from 1990 to 2001; Vice-President of STCH in Quebec from 2001 to the present; Director since June 2002
Salomon Guggenheim (1) Baech, Switzerland Director	Managing Director with Rabo Investment Management Ltd. In Zurich from 1987 to Dec. 2001; self-employed since January 2002; Director since June 2002
  Member of the Company's Audit Committee.

  The directors of the Company received $10,000 in 2002 and $8,000 in 2001, as cash compensation for their services as directors. Directors are eligible to receive stock options pursuant to the Company's stock option plan. See "Principal Holders of Securities" for particulars of the shares and stock options held by the directors and senior officers.

Appointment of Directors

The Articles of Continuance of the Company provide for a minimum of three (3) and a maximum of seven (7) directors. The numbers of directors proposed to be elected at the Meeting are two (2).

Pursuant to the amendment to the articles of the Company (allowing for staggered terms), following the 2001 Annual and Special Meeting, directors of the Company served for various one, two and three year terms. Dave Michelson was elected for a one-year term expiring at the 2003 Annual General Meeting of Shareholders (AGM) but resigned his position immediately following the 2002 AGM and was replaced by Jean Duval who is up for election to serve a one-year term expiring at the 2004 AGM. Albert W. Atallah and Jorge Montano were elected to two year terms at the 2001 AGM and are now up for re-election to be elected for a two-year term expiring at the 2005 AGM or until their successors are elected or appointed. Jorge Montano is not seeking a re-election. The directors to be elected for a three-year term expiring at the 2004 AGM or until their successors are elected or appointed are Jack R. Mitchell and Salomon Guggenheim.

Jorge Montano's board seat will remain vacant until after this years AGM. The newly constituted board of directors will fill this seat with a selection of an unrelated director. The articles of the Company permit the directors to appoint directors to fill any casual vacancies that may occur on the board. The articles of the Company also permit the directors to add additional directors to the board between successive annual general meetings so long as the number appointed does not exceed more than one-third of the number of directors appointed at the last annual general meeting. Individuals appointed as directors to fill casual vacancies on the board or added as additional directors hold office like any other director until the next annual general meeting at which time they may be reelected or replaced.

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

  the Company's Chief Executive Officer;
  each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $100,000 per year; and
  any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

As at December 31, 2002, the end of the most recently completed fiscal year of the Company, the Company had four Named Executive Officers: Jack R. Mitchell, the President and Chief Executive Officer and a director of the Company; Clay Hardin, the Vice-President, Operations; and Albert Atallah, Chief Operating Officer and General Counsel and a director of the Company, and Booker Copeland, Chief Financial Officer and Corporate Secretary.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed fiscal years.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year End- ing	Salary (1)	Bonus (1)	Other Annual Comp- nsation (1)(2)	Securi- ties Under Options Granted	Restrict -ed Shares or Restrict- ed Share Units	LTIP Pay- Outs	All Other Compen- sation (1) (4)
Jack R. Mitchell President and CEO and Director	2002 2001 2000	$225,000 $225,000 $225,000	Nil $17,000 Nil	$2,000 $7,000 $2,000	400,000 35,000 Nil	Nil Nil Nil	N/A N/A N/A	$74,000 Nil Nil
Albert Atallah General Counsel and Director	2002 2001 2000	$150,000 $150,000 $123,000	Nil $12,000 Nil	$2,000 $7,000 $2,000	50,000 130,000	Nil Nil Nil	N/A N/A N/A	$62,000 Nil Nil
Clay Hardin Vice-President, Operations	2002 2001 2000	$150,000 $150,000 $150,000	$45,000 $10,000 $15,000	Nil Nil Nil	100,000 15,000 130,000	Nil Nil Nil	N/A N/A N/A	$17,000 Nil Nil
Booker Copeland Chief Financial Officer and Corporate Secretary	2002	$95,000	Nil	Nil	100,000	Nil	N/A	$25,000

(1) These monies were paid in United States dollars.

(2) These monies were paid as directors' fees.

(3) These monies were paid in Canadian dollars.

(4) On June 4, 2002 the company was informed of a "dissident proxy battle" that was planned on being filed by a group of shareholders (as disclosed in a Press Release). The dissidents requested board and officer resignations and threatened legal action. Resignations were offered in order to serve the best interest of the Company. After learning more about the difficulties of the foreign operations and that management would not support the group of dissidents, the dissidents determined not to proceed in removing directors and management. The compensation paid to Jack R. Mitchell, Albert W. Atallah, Clay Hardin and Booker Copeland was initially paid as severance and thereafter retained by these members of management as compensation to assure that the Company work out its financial problems and bolster its operations.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans and therefore no awards were made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

No SARs (stock appreciation rights) were granted to the Named Executive Officers during the most recently completed fiscal year.

The following table shows the stock options granted to the Named Executive Officers during the most recently completed fiscal year.

Option Grants During the Most Recently Completed Financial Year

Name	Date of Grant	Securities Under Options Granted (#)	Exercise or Base Price (Cdn. $/ Security)	% of Total Options Granted to Employees in Fiscal year	Market Value of Securities Underlying Options on the Date of Grant (Cdn. $/Security)(1)	Expiration Date
Jack R. Mitchell	9/18/02	400,000	0.09	35%	$36,000	9/18/07
Albert Atallah	9/18/02	50,000	0.09	4%	$4,500	9/18/07
Clay Hardin	9/18/02	100,000	0.09	8%	$9,000	9/18/07
Booker Copeland	9/18/02	100,000	0.09	8%	$9,000	9/18/07

(1) Calculated as the closing price in Canadian dollars of the Company's shares on The Toronto Stock Exchange on the date of grant.

Aggregated Option/SAR Exercises during the Most Recently

Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no SARs were held by the Named Executive Officers.

Aggregated Option Exercises During the Most Recently Completed Financial Year

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn.$)	Unexercised Options at Fiscal Year-End Exercisable / Unexercisable #)	Value of Unexercised In-the-Money Options at Fiscal Year-End (Cdn.$) Exercisable / Unexercisable (1)
Jack R. Mitchell	25,494	$0.32	1,148,364	0
Albert Atallah	0	0	512,500	0
Clay Hardin	0	0	505,000	0
Booker Copeland	0	0	150,000	0

(1)	In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company's shares as at December 31, 2002 (i.e. fiscal year end) was Cdn. $0.09.

Option and SAR Repricings

There were no options or SARs held by the Named Executive Officers that were repriced downward during the most recently completed financial year end of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit/actuarial plan under which benefits are provided to the Company's officers and key employees determined by final compensation or years of service.

Executive Compensation and Formulation of a Compensation Committee

The Company intends to formulate a compensation committee comprised of two outside board of directors, Salomon Guggenheim and Juan Duval for the current year, but for the previous years, the Company's Board of Directors has administered Executive officer compensation on an ad hoc basis. The compensation of executive officers consists of a base salary and various prerequisites, discretionary annual bonuses and participation in the Company's common share option plan. The compensation of each executive officer is based on an assessment of the value to the Company of the officer concerned, the standard of performance during the past year by the officer concerned and the duties comprising the office.

Personnel

As at December 31, 2002, the Company, including Thunderbird Panama in which the Company has a 50% interest, Fiesta Casino Guayana, in which the Company has a 36% interest, Thunderbird de Nicaragua in which the Company had a 79% interest and Thunderbird de Guatemala, had a total of 1,188 employees. Of these 1,188 employees, 91 employees serve in a management, operation and administration capacity, 1,073 employees serve in a sales and marketing capacity, and 24 serve in a technical support capacity. These employees are divided among the Company's operations as follows:

Office Location	Mgmt. & Admin.	Marketing & Sales	Tech. Support	Total

Republic of Panama	50	727	8	785
San Diego, CA	6	0	0	6
Venezuela	20	201	2	223
Nicaragua	10	87	6	103
Guatemala	5	58	8	71

Totals:	91	1,073	24	1,188

For particulars on the Company's directors and senior officers, see "Directors and Officers".

The foregoing full and part-time personnel are sufficient to meet the Company's stated business objectives. Additional personnel will be added as and when circumstances warrant.

Bonus Plans

No employee bonus plans currently exist in the Company and any bonuses paid to the employees are at the discretion of management. These bonuses may impact on the Company's ability to pay dividends in the future.

Item 7 - Major Shareholders and Related Party Transactions

As of December 31, 2002, the Company had a total of 23,475,868 common shares issued and outstanding. As of December 31, 2002, there were no persons and companies that owned of record or are known by the Company to have owned beneficially, directly or indirectly, more than 5% of the outstanding common shares of the Company. The following table sets forth the beneficial ownership by all directors and executive officers of the Company, as a group, of outstanding common shares of the Company as of December 31, 2002.

Name                                  No. Of Common Shares (1)            % of Shares
Officers and Directors                       751,965                                     3.2%

  As well, there exist stock options, held by directors and officers of the Company, pursuant to which up to 2,900,829 common shares can be purchased.

Indebtedness of Directors and Executive and Senior Officers

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit, or other similar arrangement or understanding provided by the Company or any of its subsidiaries, except as set forth below.

The Company loaned the sum of $9,000 to Jack R. Mitchell, the President, Chief Executive Officer and a director of the Company. The loan is secured by the Company's shares and is interest bearing and payable on demand. The loan was made for the purpose of enabling Mr. Mitchell to purchase common shares of stock of the Company.

The Company loaned the sum of $6,750 to Albert W. Atallah, Chief Operating Officer, General Counsel and a director of the Company. The loan is secured by the Company's shares and is interest bearing and payable on demand. The loan was made for the purpose of enabling Mr. Mitchell to purchase common shares of stock of the Company.

The Company loaned the sum of $9,000 to Clay Hardin, Vice President of Operations. The loan is secured by the Company's shares and is interest bearing and payable on demand. The loan was made for the purpose of enabling Mr. Hardin to purchase common shares of stock of the Company.

The Company loaned the sum of $4,500 to Booker Copeland, currently Chief Financial Officer and Corporate Secretary but Controller of the Company at the time the loan was made. The loan is secured by the Company's shares and is interest bearing and payable on demand. The loan was made for the purpose of enabling Mr. Copeland to purchase common shares of stock of the Company.

The Company loaned the sum of $15,724 to Jack R. Mitchell, the President, Chief Executive Officer and a director of the Company. The loan was unsecured non-interest-bearing and payable on demand. The loan was not made for the purpose of enabling Mr. Mitchell to purchase securities of the Company.

Interest of insiders in material transactions

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company.

Except as disclosed herein, no person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the meeting. For the purpose of this paragraph, "person" includes each person (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year, (b) who is a proposed nominee for election as a director of the Company, or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

Related Party Receivables

Included in accounts receivable is $1,650,000 (2001 - $746,000) due from Thunderbird Panama. Also included in accounts receivable is $18,000 (2001 - $17,000) receivable from officers of the Company. The receivable amounts are unsecured, non-interest bearing and due on demand. Included in loans payable is $285,000 (2001 - $799,000) due to related parties.

Included in amounts receivable are share purchase loans totaling $36,000 (2001 - $45,000) due from certain management and officers of the Company. The amount is secured by non-interest bearing notes due on the earlier of November 2004 or upon ceasing employment.

Included in loans payable is $nil (2001 - $155,000) due to Thunderbird Panama. This amount represents the balance due in excess of the Company's proportionate share of the net assets included on consolidation.

During the year, the Company recorded management fees of $nil (2001 - $200,000; 2000 - nil) from the Nuevo Laredo operation pursuant to the "Management Agreement" dated November 2000 and management fees of $nil (2001 - $80,000; 2000 - nil) from the Reynosa operation pursuant to the "Management Agreement" dated June 2001. Subsequent to December 31, 2001, the "Management Agreement" for the Reynosa operation was terminated pursuant to the terms of the agreement due to the closure of the skill game facility and the failure to re-open within a period of six months. In addition, the Company charged administrative and overhead costs of $nil (2001 - $111,000; 2000 - $148,000) to the Matamoros operation, $nil (2001 - $24,000; 2000 - nil) to the Nuevo Laredo operation, $nil (2001 - $32,000; 2000 - nil) to the Reynosa operation, and $48,000 (2001 - $151,000; 2000 - $40,000) to the Venezuelan operation.

Item 8 - Financial Statements

The Company has included as part of this filing our Audited Consolidated Balance Sheets as at December 31, 2002 and 2001, and the Consolidated Statements of Operations and Deficit, and Cash Flows for each of the years in the three year period ended December 31, 2002. See Consolidated Financial Statements listed in response Item 17, herein.

Item 9 - The Offering and Listing

Trading History

The common shares of the Company were listed for trading on the Vancouver Stock Exchange ("VSE") on July 15, 1988 and on the Toronto Stock Exchange ("TSE") on February 13, 1996. The Company delisted from the VSE in March of 1999 due to lack of trading on the VSE. The Company's common shares continue to be listed for trading on the TSE. The closing price of the Company's common shares on December 31, 2000 was Cdn $0.80. The following summarizes the reported high and low prices and the volume of trading of the Company's common shares on the VSE and TSE for the periods indicated:

Trading information for trading of the Company's common shares on the VSE

Period Ended	High (Cdn $)	Low (Cdn $)	Volume

Year ended:
December 31, 1996	6.00	2.66	4,576,434
December 31, 1997	2.10	1.30	59,700
December 31, 1998	0.65	0.59	44,500

The common shares of the Company were listed for trading on the TSE on February 13, 1996. The closing price of the Company's common shares on December 31, 2002 was CDN $0.09. The TSX suspended the Company's shares from trading effective November 1, 2002. The following summarizes the reported high and low prices and the volume of trading of the Company's common shares on the TSE for the periods indicated:

Trading information for trading of the Company's common shares on the TSE.

Period Ended	High ($)	Low ($)	Volume

Year ended:

December 31, 1996	5.87	2.26	11,969,500
December 31, 1997	2.75	1.00	15,756,438
December 31, 1998	1.90	0.20	10,890,145
Quarter ended:
March 31, 1999	1.00	0.45	1,647,114
June 30, 1999	0.90	0.45	2,446,768
September 30, 1999	1.45	0.65	2,667,778
December 31, 1999	1.20	0.55	2,591,236
March 31, 2000	2.10	0.69	3,615,208
June 30, 2000	1.60	1.00	1,169,319
September 30, 2000	1.71	1.10	1,849,829
December 31, 2000	1.41	0.71	1,163,081
Month ended:
January 31, 2001	0.85	0.50	262,781
February 28, 2001	1.24	0.64	621,662
March 31, 2001	1.23	0.77	333,100
April 30, 2001	1.12	0.80	312,999
May 31, 2001	1.09	0.75	330,250
June 30, 2001	0.92	0.73	213,178
July 31, 2001	0.78	0.50	566,528
August 31, 2001	0.66	0.47	500,376
September 30, 2001	0.62	0.55	332,715
October 31, 2001	0.57	0.37	632,990
November 30, 2001	0.48	0.37	262,200
December 31, 2001	0.44	0.27	954,681
January 31, 2002	0.425	0.340	355,070
February 28, 2002	0.53	0.33	510,875
March 31, 2002	0.495	0.385	431,350
April 30, 2002	0.405	0.20	348,908
May 31, 2002	0.26	0.12	470,575
June 30, 2002	0.18	0.14	271,550
July 31, 2002	0.15	0.05	130,125
August 30, 2002	0.20	0.08	582,280
September 30, 2002	0.10	0.04	583,076
October 31, 2002	0.10	0.02	2,980,799
November 30, 2002	0.09	0.06	33,000
December 31, 2002	N/a	N/a	N/a
January 31, 2003	N/a	N/a	N/a
February 28, 2003	N/a	N/a	N/a
March 31, 2003	N/a	N/a	N/a
April 30, 2003	N/a	N/a	N/a

At December 31, 2002, there is no active trading market for the common shares in the United States, although United States residents may purchase common shares in Canada. The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares so held in the United States. On such date, 23,475,868 common shares were outstanding.

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares Held in the U.S.

133	109	5,662,314	24%

The computation of the number and percentage of common shares held in the United States is based upon the number of common shares held by record holders with United States addresses and by trusts, estates or accounts with United States addresses as disclosed to the Company following inquiry to all record holders known to the Company to be trustees, executors, guardians, custodians or other fiduciaries holding common shares for one or more trusts, estates or accounts. United States residents may beneficially own common shares held of record by non-United States residents.

A substantial number of common shares are held in "street name" by trustees, executors, guardians, custodians or other fiduciaries, including depositories, brokerage firms and financial institutions. Based on the number of annual reports and proxy statements requested by such nominees, management of the Company estimates that the number of beneficial holders of common shares exceeds 2,850.

Item 10 - Additional Information

Memorandum and Articles of Association

International Thunderbird Gaming Corporation ("the Company") was incorporated by registration of its memorandum and articles under the Company Act (British Columbia) on September 4, 1987 under the name "Winters Gold Hedley Ltd.". The Company changed its name to "Regal Gold Corporation" and consolidated its share capital on a 2.5:1 basis effective August 26, 1993. The Company subsequently changed its name to International Thunderbird Gaming Corporation, and updated its articles, effective June 23, 1994.The Company continued into the Yukon effective February 5, 1999, as approved by the shareholders of the Company on June 18, 1998.

The Company's "corporate access" number in the Yukon is 26985.

The Company's objectives and purposes are described in its Bylaws (see section 2 of the Bylaws) and its Articles of Continuance, attached as Exhibit 1.

The following comprises the summary of provisions of the articles of continuance and bylaws relating to directors: Nothing in the Articles of Continuance affects the rights of directors as identified in this section. The By-Laws, (section three) identifies the director's responsibilities and restrictions if any; section five provides for Indemnity for the Directors.

The company is authorized to issue an unlimited number of shares divided into Common and Preferred shares as identified in Exhibit 2(a), which describes the rights, preferences and restrictions attaching to each class.

See attached Exhibit 2(a) which describes what action is necessary to change the rights of holders of the stock

Provisions relating to the Annual and Special meetings of Shareholders are set forth in Section 8 of the Articles of Continuance attached as Exhibit 1.

Exhibit 2(a) contains any and all restrictions with respect to shareholders rights.

Exhibit 2(a) may be viewed as having an effect of delaying, deferring or preventing change in control of the company in that the Articles provide for a rotating board of directors whereby two directors are voted on every three years, two additional directors are voted on every two years and two are voted on every year. In addition, the directors are authorized to issue an unlimited number of preferred shares as described in the schedule.

Nothing contained in the Articles or in the Bylaws governs the ownership threshold above which shareholder ownership must be disclosed. The Canadian securities laws provide that such ownership must be disclosed when any single individual or entity has 5% or greater ownership.

Material Contracts

The following contracts were previously provided and are incorporated herein by reference:

  Thunderbird de Guatemala: The Company entered into an agreement dated 10/6/97 with ILAC to develop, construct and manage a video gaming parlor within the Camino Real Hotel in Guatemala City, Guatemala. The facility opened for operation in February 1998. The Company's agreement is for a term of five years. The Company shares profit with ILAC and the Pediatric Foundation, a Guatemalan charitable organization set up to aid Guatemalan children.

  International Thunderbird Gaming (Panama) Corporation: The Company and a group of Panamanian individuals and entities entered into a Second and Fully Restated Shareholder Agreement dated 3/1/00 which outlines and defines the rights of the owners in the Company's affiliate, a Panamanian entity that owns and operates six Casinos in the Republic of Panama.

  Lease Agreement dated 8/10/00 with the Hotel Presidente between Daniel Mikowski Hun, Fiesta Juegos De Costa Rica, S.A., and Clay Hardin: This lease agreement pertains to the Company's Costa Rica Casino operation proposed to open in October, 2001. The initial lease term is for five years with a five-year option. The space is located within the Presidente Hotel in San Jose, Costa Rica.

  Leasing Contract dated 9/1/00 between Hotel Intercontinental, International Thunderbird Gaming Corporation, and Thunderbird de Nicaragua S.A. This lease agreement pertains to the Company's Nicaragua Casino operation, which opened for business in February 2001. The initial lease term is for five years with two renewable options for five years each. The space is located within the Intercontinental Hotel in Managua, Nicaragua.

  Asset Purchase Agreement dated 9/30/00 between Calsino, Inc., a Kansas corporation, Calsino, Inc., a California corporation, Thunderbird Greeley, Inc., a Colorado corporation, and International Thunderbird Gaming Corporation, a Canadian corporation: The Company's subsidiary, Calsino Inc. had been engaged in manufacturing and installing commercial and gaming signs. The Company sold substantially all of its assets to the former manager of Calsino.

  Letter Agreement dated 11/3/00 between Provident Group Limited and International Thunderbird Gaming Corporation: Thunderbird engaged Provident as its exclusive financial advisor wherein Provident would seek equity and or debt financing for various Thunderbird projects. The agreement was terminated on the basis that Provident could not find any sources.

  Venezuela preliminary casino license received on 11/3/00: the Company's affiliate, Fiesta Casino Guayana C.A., a Venezuelan entity, received an operations license to operate a casino at the Intercontinental Hotel in Puerto Ordaz, Venezuela.

  Entertainmens de Mexico-Nuevo Laredo, S. De R.L. (Subscription Agreement, Quota Agreement, Franchise Agreement, Management Agreement dated 11/5/00) by and among International Thunderbird Gaming Corporation, Peter Watson, Mauricio Girault, Muffy Bennett, Michael Snow, Wayne Rudd, RNST, LLC, and Entertainmens de Mexico, Nuevo-Laredo SRL: This set of agreements establishes the rights and obligations of the various parties with respect to the Company's Skill Game operation located in Nuevo Laredo, Mexico. The company owns an equity interest in the operation along with the other parties who invested cash in exchange for equity and profit participation.

  Lease for space in Laredo Mexico dated 11/17/00: The company's affiliate, Entertainmens de Mexico-Laredo, S. de R.L. R.L. entered into a real property lease agreement to lease a skill game operations in Nuevo Laredo, Mexico. The lease is for a term of one year with two extensions for an additional five-year option and three-year option, respectively.

  Termination Agreement dated 11/23/00 between Telerey S.A. de C.V., Fiestacasinos.com N.V. and MVS: The company's subsidiary, Fiestacasinos.com N.V. terminated its agreement with MVS which had been engaged to advertise and promote the Fiestacasinos.com Internet gaming (outside the U.S.) website.

  Loan & Security Agreement dated 12/21/00 between Fiesta Casinos Guayana, Borrower, and Del Sur, Entidad de Ahorro y Prestamos, Lender (Construction Draw Note): The Company's affiliate, Fiesta Casino Guyana C.A., a Venezuelan entity entered into a construction loan agreement with a local Venezuelan bank wherein FCG would draw funds to complete the construction of the Casino facility located within the Intercontinental Hotel in Guayana, Venezuela.

  Thunderbird de Nicaragua S.A.: (Promissory Notes, Subscription Agreement and Quota Agreement dated 12/21/00) by and among International Thunderbird Gaming Corporation, FFFH Inc., ANCAR Inc., El Tejar Inc., Inversiones Inc.: This set of agreements establishes the rights and obligations of the various parties with respect to the Company's Casino operation located within the Intercontinental Hotel in Managua, Nicaragua. The Company's subsidiary (Thunderbird Panama BVI) owns an equity interest in the operation along with the other parties who invested cash in exchange for equity and profit participation.

  Letter Agreement dated 3/1/01 between First Access Financial Group, Inc. and International Thunderbird Gaming Corporation: First Access Group was engaged by Thunderbird to work alongside MRG (see above) to arrange for financing for various Mexico projects that Thunderbird is putting together.

  Loan Agreement dated 3/9/01 and Development Agreement dated 5/18/01 between Management Resources Group and International Thunderbird Gaming Corporation: The Company entered into this agreement with a group out of Kansas City, Kansas whereby MRG loaned the Company approximately $1.3 million payable in 5 years but subject to conversion rights wherein MRG, at its option could convert the principal on the loan to common stock at US $(.60). In addition the agreements provide that MRG will raise, invest, or fund and participate as an equity participant in various Thunderbird projects.

  Settlement Agreement dated 4/5/01 between International Thunderbird Gaming Corporation and Tule River Indian Tribe. The company was engaged in litigation with a California gaming tribe that allegedly owed the company several million dollars stemming from a Video Gaming Machine Revenue Share Agreement. The Company and the tribe settled the case for $500,000 plus returns of the used machines.

  Entertainmens de Mexico-Matamoros S. De R.L. (Subscription Agreement, Quota Agreement, Franchise Agreement, Management Agreement dated 6/20/01) by and among International Thunderbird Gaming Corporation, Peter Watson, Mauricio Girault, Frank Bennett, Michael Snow, Kevin McDonald, FFFH Inc., and two other investors whose entities are yet to be established: This set of agreements establishes the rights and obligations of the various parties with respect to the Company's Skill Game operation located in Matamoros, Mexico. The Company owns an equity interest in the operation along with the other parties who invested cash in exchange for equity and profit participation.

  Entertainmens de Mexico-Reynosa S. De R.L. (Subscription Agreement, Quota Agreement, Franchise Agreement, Management Agreement dated 6/22/01) by and among International Thunderbird Gaming Corporation, Peter Watson, Mauricio Girault, and MRG Entertainment of Reynosa LLC and Entertainmens de Mexico- Reynosa SRL: This set of agreements establishes the rights and obligations of the various parties with respect to the Company's Skill Game operation located in Reynosa, Mexico. The Company owns an equity interest in the operation along with the other parties who invested cash in exchange for equity and profit participation.

Material Contracts Provided with this Filing:

  Amendment to Loan Agreement of 3/9/01 between International Thunderbird Gaming Corporation as Borrower and Management Resources Group as Lender

  Loan Participation Agreement and Security Agreement between MRG Entertainment of Puerto Ordaz Venezuela LLC and Fiesta Casino Guayana C.A.

  Loan Agreement Secured by Pledge Agreement, Pledge Agreement, and Amended and Restated Loan Agreement among International Thunderbird Gaming Corporation and MRG Entertainment, LLC

  Loan and Security Agreement between Fiesta Casinos Guayana and Del Sur

  Memorandum of Understanding, Amended and Restated Memorandum of Understanding, Second Restated Memorandum of Understanding, and Third Restated Memorandum of Understanding between International Thunderbird Gaming Corporation, T.H.E. Venezuelan Entertainment, C.A., Entertainment & Ventures Consultants, Inc., and International Thunderbird Gaming (Panama) Corporation.

  Stock Purchase Agreement among Skill Game Equipment BVI Limited, International Thunderbird BVI Limited, and Creditek Siglo Veintiuno S.A.

  Release Agreement between International Thunderbird Gaming Corporation and Hopland Band of Pomo Indians ($500,000 settlement)
  Release Agreement between International Thunderbird Gaming Corporation and Hopland Band of Pomo Indians ($750,000 settlement)
  Settlement Agreement and Mutual General Release between International Thunderbird Gaming Corporation and Shuffle Master

Exchange Controls and Other Limitations Affecting Security Holders

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax.

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote common shares, other than as provided in the Investment Canada Act (the "Act"). The following summarizes the principal features of the Act.

The Act requires certain "non-Canadian" individuals, governments, corporations or other entities who wish to acquire a "Canadian business" (as defined in the Act), or establish a "new Canadian business" (as defined in the Act) to file either a notification or an application for review with a governmental agency known as "Investment Canada." The Act requires that certain acquisitions of control of a Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada," having regard to criteria set forth in the Act.

Only acquisitions of control are reviewable under the Act. However, the Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister. If the Minister does not ultimately approve a reviewable acquisition, which has been completed, the acquired Canadian business must be divested.

Failure to comply with the review provisions of the Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

Taxation

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions to which United States security holders are subject under existing laws and regulations of Canada and the United States; the consequences, if any, of state and local taxes are not considered. The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect of their own individual circumstances of not only the matters referred to herein, but also any state or local taxes. The Company has not paid dividends on the common shares in any of its last five fiscal years, and has no plans to pay dividends in the immediate future.

Canadian federal tax legislation would require a 25% withholding from any dividends paid or deemed to be paid to the Company's non-resident shareholders. However, individual shareholders resident in the United States would generally have this rate reduced to 15% through the tax treaty between Canada and the United States. If a company resident in the United States owns at least 10 % of the voting stock of the Company, the withholding rate is further reduced by the tax treaty to 5%." The amount of stock dividends paid to non-residents of Canada would be subject to withholding tax at the same rate as cash dividends. The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the stated capital of the Company had increased by reason of the payment of such dividend. The Company will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on the Company's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax. The rate of withholding is reduced to 10% by the tax treaty between Canada and the United States.

Gains derived from a disposition of shares of the Company by a non-resident shareholder will be subject to tax in Canada if, generally, not less than 25% of any class of shares of the Company was owned by the non-resident shareholder and/or persons with whom the non-resident did not deal at arm's length at any time during the five-year period immediately preceding the disposition. In such cases, gains derived by a U.S. shareholder from a disposition of shares of the Company would likely be exempt from tax in Canada by virtue of the Canada-U.S. tax treaty, except generally where the U.S. shareholder was previously resident in Canada for ten years and has not been a non-resident of Canada for at least ten years immediately preceding the disposition.

All security holders are advised to consult their own tax advisors with respect to the specific tax consequences of purchasing common shares.

Item 11 - Quantitative and Qualitative Disclosures about Market Risk

The profitability of the Company may be adversely affected by fluctuations in the rate of exchange among various currencies. The Company does not currently take any steps to hedge against currency fluctuations. The Company is exposed in all of its operating entities except in Panama, where the local currency is tied 1:1 to the U.S. Dollar.

Item 12 - Description of Securities Other, than Equity Securities

Not Applicable

Item 13 - Defaults, Dividend Arrearages and Delinquencies

In June of 2002, the Company was faced with a potential proxy fight threatened by certain dissident shareholders. In this threatened action, Alex Winch, the former Chairman of the Board of the Corporation, notified Mr. Mitchell and Mr. Atallah that he was leading a group of dissident shareholders who were requesting the resignation of all of the directors of the Corporation in favour of their appointees to the board failing which they intended to solicit proxies from all shareholders to appoint their slate of nominees to the board to replace the existing directors. They further advised that if the existing board would not agree to their request and they were subsequently successful in electing their nominees to the board, they would terminate the employment of all of the officers without severance and relocate the head office of the Company to Toronto. Mr. Winch represented to Mr. Mitchell and Mr. Atallah that he had the support of shareholders holding a sufficient number of shares of the Company to carry out his objectives. After making these demands and contacting a number of the Company's business partners and lenders, the dissidents concluded that they would not be in a position to carry on successfully the various Company's business relationships without the existing management, and Mr. Winch withdrew his demands. This led to subsequent discussions between the existing management and Mr. Guggenheim, who Mr. Winch had requested be part of his dissident group, and he agreed to join the board. Mr. Duval, a long time shareholder of the Company, was recommended to the Company by other sources. The management expects a good working relationship with both of the new directors.

The disruption in management caused by the dissident group has led the Company's primary lender and development partner, MRG Entertainment LLC, to serve notices of default in respect of loans totaling $2,880,000 made by MRG and its affiliates to the Company, with respect to the following listed loan agreements:

a. Pursuant to a loan agreement dated as of March 9, 2001 and a first amendment to loan agreement, dated May 1, 2001 (collectively, the "Agreement") between International Thunderbird Gaming Corporation (the "Corporation") and Management Resources Group, LLC ("MRG"), MRG loaned the Corporation $1,312,800 under the Term Loan, as defined in the Agreement (the "Convertible Loan");

The Agreement provided that the Term Loan and all amounts payable thereunder were convertible into 2,000,000 Common shares of the Corporation based on a conversion price of $0.65 per share (the "Conversion Privilege");

b. On or before October 1, 2001, the Agreement was assigned to MRG Entertainment, LLC ("MRG Entertainment") and the Corporation borrowed an additional $300,000 from MRG Entertainment which was added to the $1,312,800 Convertible Loan, for a total of $1,612,800 ("Term Loan 1") with the same terms and conditions, all as set out in the amended and restated loan agreement secured by pledge agreement dated October 1, 2001 between the Corporation and MRG Entertainment (the "First Entertainment Agreement"), which amended and restated the Agreement in its entirety.

c. Pursuant to the First Entertainment Agreement, a warrant certificate and agreement was issued which provided that $1,300,000 of the principal amount outstanding of Term Loan 1 could be converted to 2,000,000 Common shares of the Corporation at $0.65 per share, and that a further $120,750 of the principal amount outstanding of Term Loan 1 could be converted to 345,000 Common shares of the Corporation at $0.35 per share, which warrant certificate and agreement bears the date of issue of March 7, 2004 (the "First Warrant") and which replaced in entirety the Conversion Privilege.

d. Pursuant to a loan participation agreement dated August 8, 2001, MRG Entertainment of Puerto Ordaz Venezuela, LLC loaned to Fiesta Casino Guayana C.A. the sum of $530,000 ("Term Loan 2"). MRG Entertainment is owned 99.9% by The Langley Entertainment Group, Ltd., and 0.1% by Dennis Langley individually. MRG Entertainment of Puerto Ordaz Venezuela, LLC, a Kansas LLC is owned 99.9% by The Langley Entertainment Group, Ltd, and 0.1% by MRG Entertainment.

e. Pursuant to a loan agreement secured by pledge agreement dated as of October 1, 2001 (and noted as being made as of September 30, 2001), MRG Entertainment loaned to the Corporation the sum of $750,000 ("Term Loan 3").

The Notices claim a default on the basis of a "change of control" in management and in the composition of the board of directors. The loan documents provide the Company with a 30 day period to cure defaults, and the reconstitution of the board and reappointments of the officers of the Company referred to above rectify the circumstances on which default was claimed within the 30 day cure period. As a result of the Company's covenant violations at December 31, 2001, in relation to its loan with Prime Leasing, mentioned below, the Company is also in default of its loans with MRG. The Company has obtained a waiver from the MRG as of December 31, 2001 through April 1, 2003 and therefore, has classified the short-term and long-term portions of the Term Loans in accordance with the terms of the loan agreements. The Company subsequently re-negotiated the MRG Loans on the following basis:

  MRG Entertainment incurred various cost and charges, which the Corporation was responsible to pay which as of October 1, 2002 amounted to approximately $300,000 (the "Miscellaneous Charges").

  The Corporation has agreed to assume the obligation to repay Term Loan 2 and has further agreed to refinance Term Loan 1 and Term Loan 3 and to pay the Miscellaneous Charges pursuant to a loan agreement dated October 1, 2002 between the Corporation and MRG Entertainment (the "Consolidated Term Loan Agreement" and the "Consolidated Term Loan", respectively). As at December 31, 2002 the total outstanding principal balance of the Consolidated Term Loan was $2,974,643.

  In conjunction with the Consolidated Term Loan Agreement, the Corporation issued a warrant certificate and agreement effective December 30, 2002 which gives MRG Entertainment the right to convert a portion of the Consolidated Term Loan into 2,345,000 Common shares of the Corporation at the rate of the lesser of CDN $0.15 or US $0.10 per share (the "Second Warrant" and the "Second Warrant Shares", respectively).

  The Second Warrant replaces the First Warrant in its entirety. Although the Second Warrant refers to Series A and Series B Warrants, that is a typographical error and there are no series of warrants.

  MRG has assigned all of its interest in the Agreement and the Conversion Privilege to MRG Entertainment. MRG Entertainment confirms that the Consolidated Term Loan Agreement and the Second Warrant replaces all previous documents relating to or issued on account of the indebtedness for Term Loan 1, Term Loan 2 and Term Loan 3 recited in the Consolidated Term Loan Agreement. There are no warrants or any other rights or options outstanding that entitle MRG Entertainment to purchase shares of the Corporation, other than the Second Warrant

As of July 15, 2002, the Company was behind on three payments to Prime Leasing, totaling $63,807. During the year ended December 31, 2000, the Company renegotiated the terms of this loan on which it was in arrears in payments and in default. The loan was replaced by the 13% interest rate loan amortized over 26 months with monthly payments of principal and interest of $33,000. During the year ended December 31, 2001, the Company was again in arrears and in default and renegotiated the terms of the loan. The loan amortization period was extended to 48 months with monthly payments of principal and interest of $21,270. During the period subsequent to the renegotiation and as at year-end, the Company was in violation of certain covenants specified under the terms of the loan. The Company has obtained a waiver from the lender as of December 31, 2001 through January 1, 2004 and therefore, has classified the short-term and long-term portions of the loan in accordance with the renegotiated terms. The Company thereafter entered into a settlement agreement with Prime Leasing whereby the Company agreed to pay Prime $730,000 over a period of 73 months at no interest. All payments are current.

As of July 15, 2002 the Company is behind on two payments to EH&P, totaling $62,850. The two payments due EH&P represent the total balance due on that loan. The Company has now paid EH&P in full.

In addition, Thunderbird Gaming, Inc. has past due tax liabilities associated with the year ended December 31, 1997 with the IRS of $96,099 (includes penalties and interest), which was the result of an IRS audit completed in June of 2002, this liability was recorded in the second quarter of 2002, and the California Franchise Tax board of $184,540 (includes penalties and interest), which was accrued prior to December 31, 2001. International Thunderbird Gaming Corporation has a past due tax liability associated with the year ended December 31, 1997 with the IRS of $62,945 (includes penalties and interest), which was accrued prior to December 31, 2001. International Thunderbird Gaming SRL has a past due tax liability associated with the year ended December 31, 1997 with Barbados of $160,110 (includes penalties and interest), which was accrued prior to December 31, 2001. As of the date of this filing, the Company plans on applying to the various taxing authorities for offers in compromise to eliminate or substantially reduce the tax liabilities but has no assurance of success nor its ability to pay these liabilities.

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company. The Company operates in a risky business environment. There are a number of risks inherent to the Company's business. In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. However, the Company has incurred significant losses to the year ended December 31, 2001, has a working capital deficiency at December 31, 2002 of $2,806,000 (2001 - $3,081,000) and has recently had to seek a waiver from its primary lender relating to covenant violations on certain borrowings as at December 31, 2002 (see Note 9 to Audited Financial Statement - loans payable).

During the year ended December 31, 2001, Fiesta Casinos Guayana, C.A. ("Fiesta Casinos Guayana"), the Venezuelan company in which the Company has an equity interest, may have been subjected by the National Casinos, Bingo Parlors and Slot Machines Commission of Venezuela (the "Commission") to penalties and fines because it transferred all of its shares to a national financial institution as security, thereby violating certain provisions of the Control of Casinos, Bingo Parlors and Slot Machines Act. On December 21, 2001, in response to Fiesta Casinos Guayana's request for authorization to keep the security in force, the Commission asked the Company to add a clause to the final loan contract stipulating that Fiesta Casinos Guayana must obtain prior authorization from the Commission to proceed to judicial sale or undertake any other legal transaction which implies transfer of ownership of the shares put up as security, initially or as a result of a capital increase by Fiesta Casinos Guayana. Fiesta Casinos Guayana had not made the change in the final loan contract required by the Commission and had not made any provisions in its financial statements at December 31, 2001 for any possible penalties and fines relating to this issue. During the current year the loan was paid in full and consequently the Company is no longer in violation as at December 31, 2002.

Since July 2001, the Company has been working to develop future profitable operations and improve the working capital position of the Company. During the year ended December 31, 2001, the Company refocused its efforts toward the operation and profitability of current facilities as opposed to the development of new facilities. As a result, the Company reduced its development and support staff and related expenses. In addition, the Company reduced its staff levels in the Republic of Panama and refinanced a portion of its debt during the year.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when they become due is dependent on the success of its core operations. Management believes that the core operations, in conjunction with the expected increase in profits from the Company's investments in Venezuela and Nicaragua, which commenced operations in the year ended December 31, 2001, will mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements.

These financial statements do not reflect adjustments that would be necessary if the Company is unable to continue as a going concern. If the going concern assumption is not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported net losses, and the balance sheet classifications used.

During 2001, the Mexican government closed the skill game facilities in Matamoros, Nuevo Laredo and Reynosa, Mexico in which the Company has an equity interest, alleging the operations are in violation of the law. The Company is currently pursuing a claim under section 11 of the North American Free Trade Agreement and the trial on the claim is set for the week of April 24, 2004.

The auditor's report on the Company's December 31, 2002 financial statements includes additional comments that state that the financial statements are affected by conditions and events that cast substantial doubt on its ability to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of that uncertainty.

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15 Controls and Procedures.

(a) The conclusions of the registrant's principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, about the effectiveness of the registrant's disclosure controls and procedures (as defined in ss240.13a-15(c) and 240.15d-15(c)) based on their evaluation the controls and procedures as of a date within 90 days prior to the filing date of the report are: The Company has designed and continues to maintain an appropriate system of internal controls to provide reasonable assurance that the accounting systems provide timely, accurate and reliable financial information and to safeguard the Company's assets. These controls are reviewed and improved, when and where applicable, on an ongoing basis.

(b) There were no significant changes in the registrant's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A -Audit Committee Financial Expert

Generally speaking, the Board supervises the management of the business and affairs of the Company. More specifically, the Board has a mandate to provide guidance to the Company's management in the following areas:

  Long-term strategic planning;

  Risk analysis and monitoring of risk management systems;

   Overseeing the appointment and training of senior management and monitoring their performance, including succession planning;

  Establishing and monitoring the Company's communications policy as implemented by the Company's investor relations personnel and ensuring that they address the feedback and concerns of shareholders in particular;

  Ensuring the integrity of the Company's systems for internal controls and management information;

  Developing and implementing the Company's corporate governance guidelines;

  Reviewing management's performance on a regular basis, being at least annually;

  Reviewing the Company's business plan on a regular basis, being at least annually;

  Reviewing and approving the terms of all debt and equity financings, mergers, acquisitions and divestitures and the granting of incentive stock options;

  Reviewing and approving the quarterly and annual financial statements;

  Calling shareholders' meetings;

  Reviewing and approving all major public disclosure documents; and

  Appointing members to the various committees.

  Composition of the Board

  The Company's current board consists of five directors: two inside directors (Jack R. Mitchell and Albert Atallah) and three outside directors (Salomon Guggenheim, Jean Duval and Jorge Montano). Jack R. Mitchell and Salomon Guggenheim are elected as board members until the 2004 Annual General Meeting of Shareholders. Jean Duval, Albert W. Atallah, and Jorge Montano are up for re-election at this year's Annual General Meeting of Shareholders but Jorge Montano will not seek another term. Jorge Montano's board seat will remain vacant until after this years Annual Meeting of Shareholders. The newly constituted board of directors will fill this seat with a selection of an unrelated director.

  The articles of the Company permit the directors to appoint directors to fill any casual vacancies that may occur on the board. The articles of the Company also permit the directors to add additional directors to the board between successive annual general meetings so long as the number appointed does not exceed more than one-third of the number of directors appointed at the last annual general meeting. Individuals appointed as directors to fill casual vacancies on the board or added as additional directors hold office like any other director until the next annual general meeting at which time they may be reelected or replaced

  The Company's board of directors is presently constituted with a majority of individuals who qualify as unrelated directors. The newly constituted board of directors will fill Jorge Montano's vacant seat with a selection of an unrelated director for the ensuing year. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director.

  The Company's board of directors has in place appropriate structures and procedures to ensure that the board can function independently of management. To that end, the board has (i) appointed a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities, or (ii) alternatively the board would adopt means such as assigning this responsibility to a committee of the board or to a director also known as a "lead director." The board recognizes that appropriate procedures could involve the board meeting on a regular basis without management present or it could involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

  The board of directors has examined its board size and, with a view to determining the impact of the number upon effectiveness, will undertake where appropriate, a program to reduce or increase the number of directors to a number which facilitates more effective decision-making.

  The Company does not have a "significant shareholder" who is able to elect a majority of the Company's Board.

  Committees

  The Board presently has one committee, an Audit Committee (referenced below), to which it assigned specific responsibilities. However, due to the size of the Company and its Board, the entire Board instead performs the following functions, which the TSE recommends that committees perform:

    considering and approving compensation of management and of the Board and ensuring that it is commensurate with the level of responsibility and risk involved;

    assessing effectiveness of the Board, performance of committees and the contribution of individual directors;

    proposing new nominees for the Board and assessing directors on an ongoing basis;

    providing orientation and education for newly appointed directors;

    defining responsibilities for the Board and management;

    developing corporate objectives to be met by the CEO;

    approval of all business decisions relating to expenditures;

    developing and implementing the Company's corporate governance guidelines; and

    proposing new nominees for the Board and assessing directors on an ongoing basis.

  Audit Committee

  Following the previous meeting of shareholders, an Audit Committee consisting of three directors, two of whom were outside and unrelated directors, was properly constituted. The Audit Committee carries out the following responsibilities:

    reviewing the Company's audited financial statements; and

    Meeting with the Company's management and auditors for that purpose.

  The members of the Audit Committee are identified under "Election of Directors". To ensure that the Board is able to function independently from management, the Company appointed an Audit Committee of three directors (see disclosure under "Committees" in this section). The Company's audit committee is currently comprised of Jean Duval (independent outside board member), Salomon Guggenheim (independent outside board member) and Jack R. Mitchell (President, CEO and Director) in compliance with section 173 (2) of the Act.

  The financial statements for the Corporation for the year ended December 31, 2002 (the "Financial Statements") have been prepared by the auditors for the Corporation, Davidson & Company.

  The Registrant's auditor for the periods ending December 31, 2001 and December 31, 2000 was KPMG, an independent accountant who was previously engaged as the principal accountant to audit the Registrant's financial statements.  KPMG resigned its position effective November 15, 2002 and was replaced by Davidson & Company, Chartered Accountants. The Registrant filed required documentation with each of the appropriate securities commissions to advise of the change of accountants. Such documentation established that the former accountant, KPMG's report on the financial statement for the past two years (December 31, 2001 and December 31, 2000) was unqualified and did not contain an adverse opinion or a disclaimer of opinion. The decision to change accountants was approved by the Registrant's board of directors. Further, during the Registrant's two most recent fiscal years (December 31, 2001 and December 31, 2000) and any subsequent interim period preceding such resignation, there were no disagreements with the former accountant, KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, KPMG, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. Effective November 15, 2002, the Registrant engaged Davidson & Company, as its new independent accountant to audit the Registrant's financial statements for the period ending December 31, 2002. The new accountant, Davidson & Company's report on the financial statement for the period ending December 31, 2002 was unqualified and did not contain an adverse opinion or a disclaimer of opinion.

  Outside Advisors

  The board of directors has implemented a system, which enables an individual director to engage an outside adviser at the expense of the Company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

  Item 16B- Code of Ethics

  (a) The Registrant has adopted a code of ethics that applies to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

  (b) "code of ethics" means written standards that are reasonably designed to deter wrongdoing and to promote:

  (1) Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  (2) Full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, the Commission and in other public communications made by the registrant;

  (3) Compliance with applicable governmental laws, rules and regulations;

  (4) The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

  (5) Accountability for adherence to the code.

  (c) The registrant has:

  (1) Filed with the Commission a copy of its code of ethics that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as an exhibit to this annual report;

  (2) Undertaken in its annual report filed with the Commission to provide to any person without charge, upon request, a copy of such code of ethics and explain the manner in which such request may be made.

  Item 17 - Financial Statements

  The Company has included as part of this filing our Audited Consolidated Balance Sheets as at December 31, 2002 and 2001 and the Consolidated Statements of Operations and Deficit, and Cash Flows for each of the years in the three year period ended December 31, 2002, together with the Auditors' Reports.

  Item 18 - Financial Statements

  Not Applicable

  Item 19 - Exhibits

EXHIBIT NUMBER	DOCUMENT DESCRIPTION	DATE
1.	Previously filed and incorporated herein by reference: Articles of Incorporation and By-Laws	2/5/99
2(a)

  Previously filed and incorporated herein by reference: Schedules A-E

    A - Share provisions of both common and preferred shares of International Thunderbird Gaming Corporation
    B - Special Resolution of the shareholders of International Thunderbird Gaming Corporation
    C - Dissent Provisions
    D - Special Resolution of the shareholders of International Thunderbird Gaming Corporation
    E - Ordinary Resolution of the shareholders of International Thunderbird Gaming Corporation
2/5/99
2 (b)	Previously filed and incorporated herein by reference:
    Amendment to Loan Agreement of 3/9/01 between International Thunderbird Gaming Corporation as Borrower and Management Resources Group as Lender
    Loan Participation Agreement and Security Agreement between MRG Entertainment of Puerto Ordaz Venezuela LLC and Fiesta Casino Guayana C.A.
    Loan Agreement Secured by Pledge Agreement, Pledge Agreement, and Amended and Restated Loan Agreement among International Thunderbird Gaming Corporation and MRG Entertainment, LLC
    Loan and Security Agreement between Fiesta Casinos Guayana and Del Sur
5/1/01 8/8/01 10/1/01 1/4/01
2(b)(ii)	Previously filed and incorporated herein by reference: Toronto Stock Exchange Approval of Proposed Private Placement (Loan Agreement)	2/19/01 & 3/26/01
2(b)(iii)	None
2(c)	None
3.	None
4(a)(1)	Memorandum of Understanding between International Thunderbird Gaming Corporation, T.H.E. Venezuelan Entertainment, C.A., Entertainment & Ventures Consultants, Inc., and International Thunderbird Gaming (Panama) Corporation.
12/22/00
4(a)(2)	Amended and Restated Memorandum of Understanding between International Thunderbird Gaming Corporation, T.H.E. Venezuelan Entertainment, C.A., Entertainment & Ventures Consultants, Inc., and International Thunderbird Gaming (Panama) Corporation.	2/9/01
4(a)(3)	Second Restated Memorandum of Understanding between International Thunderbird Gaming Corporation, T.H.E. Venezuelan Entertainment, C.A., Entertainment & Ventures Consultants, Inc., and International Thunderbird Gaming (Panama) Corporation.
7/1/01
4(a)(4)	Third Restated Memorandum of Understanding between International Thunderbird Gaming Corporation, T.H.E. Venezuelan Entertainment, C.A., Entertainment & Ventures Consultants, Inc., and International Thunderbird Gaming (Panama) Corporation.
10/1/01
4(a)(5)	Release Agreement between International Thunderbird Gaming Corporation and Hopland Band of Pomo Indians ($500,000 settlement)	10/11/01
4(a)(6)	Release Agreement between International Thunderbird Gaming Corporation and Hopland Band of Pomo Indians ($750,000 settlement)	5/02/02
4(a)(7)	Settlement Agreement and Mutual General Release between International Thunderbird Gaming Corporation and Shuffle Master	5/14/02
4(a)(8)	Settlement Agreement and Mutual General Release between International Thunderbird Gaming Corporation and the Spotlight 29 Tribe ($730,000)	4/21/03
4(a)(9)	Consolidated Note Agreement between MRG Entertainment and International Thunderbird Gaming Corporation ($3,000,000)	1/1/03
4(a)(10)	Stipulation for Entry of Judgment and Dismissal, Order Thereon between Thunderbird-Greeley and Prime Receivables (aka Stellar Financial Company aka U.S. Bancorp Portfolio Services) ($730,000)	10/02
4(a)(11)	NAFTA arbitration filing between International Thunderbird Gaming Corporation and the Government of Mexico	Trial-April, 2004
4(b)(i)	None
4(b)(ii)	None
4(b)(iii)	None
4(b)(iv)	None
4(c)	None
5.	None
6.	None
7.	None
8.	List of All Subsidiaries
9.	None
10.	None
21.	KPMG Auditor's Report

  INTERNATIONAL THUNDERBIRD GAMING

  CORPORATION

  CONSOLIDATED FINANCIAL STATEMENTS

  (Expressed in United States Dollars)

  DECEMBER 31, 2002

DAVIDSON & COMPANY
A Partnership of Incorporated Professionals
Chartered Accountants

  INDEPENDENT AUDITORS' REPORT

  To the Shareholders of
  International Thunderbird Gaming Corporation

  We have audited the consolidated balance sheet of International Thunderbird Gaming Corporation as at December 31, 2002 and the consolidated statements of operations and deficit and cash flows, expressed in United States Dollars, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

  In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows, expressed in United States Dollars, for the year then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"
Vancouver, Canada	Chartered Accountants

March 28, 2003

  COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA -

  U.S. REPORTING DIFFERENCE

  In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 28, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"
Vancouver, Canada	Chartered Accountants

March 28, 2003

A Member of SC International

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6 Telephone: (604) 687-0947 Fax (604) 687-6172

INTERNATIONAL THUNDERBIRD GAMING CORPORATION CONSOLIDATED BALANCE SHEET (Expressed in thousands of United States Dollars) AS AT DECEMBER 31

	2002	2001

ASSETS

Current assets
Cash and cash equivalents	$ 1,162	$ 1,494
Accounts receivable	2,243	2,285
Inventories (Note 3)	293	212
Prepaid expenses	393	183
Current portion of amounts receivable	398	9

Total current assets	4,489	4,183

Restricted cash	707	660

Amounts receivable (Note 4)	1,101	1,588

Investments in and advances to equity investees (Note 5)	430	856

Capital assets (Note 6)	6,356	5,003

Other assets (Note 7)	1,470	1,509

	$ 14,553	$ 13,799

  - continued -

  The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION CONSOLIDATED BALANCE SHEET (Expressed in thousands of United States Dollars) AS AT DECEMBER 31

	2002	2001

Continued.

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 4,497	$ 4,362
Income taxes payable	597	1,073
Current portion of capital lease obligations	28	90
Current portion of loans payable	2,005	1,739
Current portion of other payables	168	-

Total current liabilities	7,295	7,264

Capital lease obligations (Note 8)	15	22
Loans payable (Note 9)	3,626	4,274
Other payables (Note 10)	591	-
Deferred gain (Note 11)	848	203
Future income taxes (Note 15)	691	796
Non-controlling interest	-	207

	13,066	12,766

Stockholders' equity
Capital stock (Note 12)
Authorized
100,000,000 common shares without par value

Issued and outstanding
23,475,868 (2001 - 23,490,374) common shares	21,085	21,089
Deficit	(19,321)	(19,645)
Foreign exchange adjustment	(277)	(411)

	1,487	1,033

	$ 14,553	$ 13,799

Nature of operations (Note 1) Commitments and contingencies (Notes 1 and 17) Subsequent events (Note 22)
On behalf of the Board:

	Director		Director

Jack Mitchell		Albert Attallah

  The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT (Expressed in thousands of United States Dollars) YEAR ENDED DECEMBER 31

	2002	2001	2000

REVENUE
Gaming operations	$ 18,519	$ 16,420	$ 16,194

COSTS AND EXPENSES
Gaming operations	6,935	7,130	6,257
General and administrative	6,984	7,413	5,779
Amortization	1,779	1,296	1,145
Financing costs	1,098	1,086	1,129
Equity loss in equity investees and write-down of equity investment (Note 5)	578	1,366	972
Uncollectible receivables (Note 4)	604	-	-
Gain on sale of investments (Note 4)	-	(208)	-
Recovery of amounts receivable previously written-down	(487)	(494)	-

	17,491	17,589	15,282

Income (loss) before income taxes	1,028	(1,169)	912

Income taxes (Note 15)
Current	598	695	935
Future	147	96	606

	745	791	1,541

Income (loss) from continuing operations before non-controlling interest	283	(1,960)	(629)

Non-controlling interest (Note 5)	-	67	-

Income (loss) from continuing operations	283	(1,893)	(629)

Income (loss) from discontinued operations (Note 20)	41	(1,187)	(662)

Net income (loss) for the year	324	(3,080)	(1,291)

Deficit, beginning of year	(19,645)	(16,565)	(15,274)

Deficit, end of year	$ (19,321)	$ (19,645)	$ (16,565)

Basic and diluted earnings (loss) per share (Note 13)
Continuing operations	$ 0.01	$ (0.08)	$ (0.03)
Discontinued operations	-	(0.05)	(0.03)

Net earnings (loss)	$ 0.01	$ (0.13)	$ (0.06)

  The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION CONSOLIDATED STATEMENT OF CASH FLOWS (Expressed in thousands of United States Dollars) YEAR ENDED DECEMBER 31

	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) from continuing operations	$ 283	$ (1,893)	$ (629)
Items not affecting cash:
Amortization	1,779	1,296	1,145
Equity loss in associated companies	578	1,366	972
Future income taxes	147	96	606
Loss on disposal or write down of assets, net	604	(125)	9
Recovery of amounts previously written down	(487)	-	-
Minority interests	-	(67)	-
Other	231	98	(27)

Changes in non-cash working capital items:
(Increase) decrease in accounts receivable	(680)	351	(4)
Increase in inventories and prepaid expenses	(291)	(264)	409
Increase in accounts payable and accrued liabilities	939	1,044	(807)
Increase (decrease) in income taxes payable	(297)	220	316

Continuing operations	2,806	2,122	1,990
Discontinued operations (Note 20)	41	-	(740)

Net cash provided by operating activities	2,847	2,122	1,250

CASH FLOWS FROM INVESTING ACTIVITIES
Loans receivable, net	152	(332)	442
Expenditures on capital assets, net	(3,033)	(2,128)	(709)
Proceeds on disposal of capital assets	-	-	15
Shuffler rights	-	-	11
Expenditure on internet gaming license	-	-	(250)
California gaming amounts recoverable	-	626	335
Investment in and advances to equity investees	(359)	(1,264)	(1,799)
(Increase) decrease in restricted cash	(47)	51	(217)
(Increase) decrease in other assets	(71)	(67)	-
Proceeds on sale of partial interest in subsidiary (Note 5)	-	285	-

Net cash used in investing activities	(3,358)	(2,829)	(2,172)

  - continued -

  The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION CONSOLIDATED STATEMENT OF CASH FLOWS (Expressed in thousands of United States Dollars) YEAR ENDED DECEMBER 31

	2002	2001	2000

Continued.

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of common shares	5	57	51
Loans payable	1,698	4,436	1,868
Repayment of convertible debentures	-	-	(202)
Repayment of loans and leases payable	(1,524)	(3,225)	(2,164)

Net cash provided by (used in) financing activities	179	1,268	(447)

Change in cash and cash equivalents during the year	(332)	561	(1,369)

Cash and cash equivalents, beginning of year	1,494	933	2,302

Cash and cash equivalents, end of year	$ 1,162	$ 1,494	$ 933

Supplemental disclosure with respect to cash flows (Note 14):
Interest paid	$ 659	$ 911	$ 1,095
Income taxes paid	711	498	667

  The accompanying notes are an integral part of these consolidated financial statements.

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  1.          NATURE OF OPERATIONS

  The Company's primary business activity is the provision of services to the gaming industry. The Company is or has been involved in the following business activities:
      Managing gaming operations under a Casino Administration and Operations contract dated January 29, 1998, at five (2001 - four) casinos in the Republic of Panama in which the Company also has a 50% equity interest;

      Managing a video lottery operation in Guatemala, on a revenue and net profit sharing basis, under a Service and Supply agreement expiring October 2002. During the current year, the Company began renegotiating the agreement and subsequent to year end, a new seven year agreement was entered into on a revenue sharing basis, expiring March 2010;

      Managing operations at three skill game locations in Mexico in which the Company has an equity interest. During 2001, the Mexican government closed the skill game facilities in Matamoros, Nuevo Laredo and Reynosa, Mexico in which the Company had an equity interest, alleging the operations are in violation of the law. The Company has filed a $100 million claim under section 11 of the North American Free Trade Agreement ("NAFTA") subsequent to exhausting all other avenues for an equitable settlement with the Mexican government;

      Managing a gaming operation in Nicaragua, which opened in February 2001, under a five year lease agreement, expiring September 2005. The agreement can be renewed for two additional five year terms at the option of the Company;

      Managing a casino in Venezuela, which opened in August 2001, in which the Company has an equity interest;

      Participating in an internet gaming operation, on a net revenue share basis. In June 2001, the Company sold its interest in the internet gaming operation;

      Participating, on a revenue sharing basis, in a Native gaming operation in California; and

      Distribution of card shufflers in the United States and Central America. In May 2000, the Company sold the distribution rights and obtained a royalty interest in future sales of the card shufflers in the United States.

  The Company actively evaluates new opportunities presented or identified from time to time in the gaming industry.

  These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. However, the Company has incurred significant losses to the year ended December 31, 2001, has a working capital deficiency at December 31, 2002 of $2,806,000 (2001 - $3,081,000) and has recently had to seek a waiver from its primary lender relating to covenant violations on certain borrowings as at December 31, 2002 (see Note 9 - loans payable).

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  1.                       NATURE OF OPERATIONS (cont'd.)

  During the year ended December 31, 2001, Fiesta Casinos Guayana, C.A. ("Fiesta Casinos Guayana"), the Venezuelan company in which the Company has an equity interest, may have been subjected by the National Casinos, Bingo Parlors and Slot Machines Commission of Venezuela (the "Commission") to penalties and fines because it transferred all of its shares to a national financial institution as security, thereby violating certain provisions of the Control of Casinos, Bingo Parlors and Slot Machines Act. On December 21, 2001, in response to Fiesta Casinos Guayana's request for authorization to keep the security in force, the Commission asked the Company to add a clause to the final loan contract stipulating that Fiesta Casinos Guayana must obtain prior authorization from the Commission to proceed to judicial sale or undertake any other legal transaction which implies transfer of ownership of the shares put up as security, initially or as a result of a capital increase by Fiesta Casinos Guayana. Fiesta Casinos Guayana had not made the change in the final loan contract required by the Commission and had not made any provisions in its financial statements at December 31, 2001 for any possible penalties and fines relating to this issue. During the current year the loan was paid in full and consequently the Company is no longer in violation as at December 31, 2002.

  Since July 2001, the Company has been working to develop future profitable operations and improve the working capital position of the Company. During the year ended December 31, 2001, the Company refocused its efforts toward the operation and profitability of current facilities as opposed to the development of new facilities. As a result, the Company reduced its development and support staff and related expenses. In addition, the Company reduced its staff levels in the Republic of Panama and refinanced a portion of its debt during the year.

  The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when they become due is dependent on the success of its core operations. Management believes that the core operations, in conjunction with the expected increase in profits from the Company's investments in Venezuela and Nicaragua, which commenced operations in the year ended December 31, 2001, will mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements.

  These financial statements do not reflect adjustments that would be necessary if the Company is unable to continue as a going concern. If the going concern assumption is not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported net losses, and the balance sheet classifications used.

  2.                       SIGNIFICANT ACCOUNTING POLICIES

  Basis of consolidation

  These consolidated financial statements include the accounts of International Thunderbird Gaming Corporation (the "Company") and its wholly and partially owned subsidiaries. The Company owns a 50% interest in International Thunderbird Gaming (Panama) Corporation ("Thunderbird Panama"), an incorporated joint venture which operates five casinos (2001 - four) in the Republic of Panama. The interest in the joint venture is accounted for in these financial statements under the proportionate consolidation method. All significant inter-company transactions and balances have been eliminated.

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  2.                       SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

  Cash and cash equivalents

  Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and generally have original maturities of three months or less.

  Inventories

  Inventory is recorded at the lower of cost and estimated net realizable value. Cost is determined using the weighted average method.

  Investments in and advances to equity investees

  The investments in and advances to equity investees are accounted for using the equity method. Under the equity method, the original cost of the shares is adjusted for the Company's share of post-acquisition earnings or losses and is reduced for dividends received.

  Restricted cash

  Restricted cash includes the Company's portion of the casino's bankroll and hopper loads in the Republic of Panama and Nicaragua.

  Capital assets

  Capital assets are recorded at cost. Amortization of capital assets is provided on a straight-line basis over their estimated useful lives as follows:

Building	30 years
Furniture, fixtures and equipment	3 - 5 years
Gaming operations equipment	3 - 5 years
Leasehold improvements	Over the lease term
Machinery and equipment	3 years
Vehicles	3 - 5 years

  Other assets

  The Company's proportion of the fee for the right to operate casinos and slot machines in the Republic of Panama has been capitalized as license rights. The amount is being amortized on a straight-line basis over 20 years, being the term of the operating rights.

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  2.                       SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

  Income taxes

  The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets are recognized to the extent that realization of those assets is more likely than not. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. Withholding taxes, where applicable, on earnings of foreign operations are provided in the accounts only to the extent earnings are expected to be repatriated.

  Project development and pre-opening costs

  Project development costs incurred in an effort to identify and develop new gaming locations are expensed as incurred. Pre-opening costs for new projects that are not recoverable from third parties are expensed as incurred.

  Revenue recognition

  The Company recognizes as gaming revenues the net win from gaming activities which is the difference between coins and currencies deposited into the machines and payments to customers and, for other games, the difference between gaming wins and losses.

  Use of estimates

  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of the recoverability of accounts and amounts receivable, investments, capital assets and other assets, the amortization rates of capital assets and other assets, and the valuation of inventory. Actual results could differ from those estimates.

  Reporting currency and foreign currency translation

  The Company reports all transactions in U.S. dollars except where noted. For companies in the group that maintain their records in Canadian dollars, monetary assets and liabilities have been translated at the year end rate, non-monetary items are translated at historical rates, and revenues and expenses translated at average rates for the period with any resulting gain or loss charged to operations.

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  2.                       SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

  Reporting currency and foreign currency translation (cont'd.)

  The current rate method is used to translate the financial statements of foreign operations. Under the current rate method, assets and liabilities are translated at exchange rates in effect at the balance sheet date and items in the statement of operations are translated at weighted average rates. Exchange gains and losses arising from the translation of the financial statements are deferred and included in the foreign exchange adjustment account in shareholders' equity until there has been a realized reduction in the net investment. The foreign exchange adjustment account at December 31, 2002 relates mainly to the Company's Guatemalan and Nicaraguan operations (2001 - mainly to Company's Guatemalan operations).

  An exception to the use of the current method for translating the financial statements of foreign operations may occur when the economic environment of the foreign operation is highly inflationary. In such events, the temporal method is used to translate the financial statements of the foreign operation.

  Earnings (loss) per share

  The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

  Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

  Stock-based compensation plan

  Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company has elected to adopt the intrinsic value-based method for employees awards. Any consideration paid by the option holders to purchase shares is credited to share capital. There is no effect on the financial statements for the years presented.

  3.                       INVENTORIES

	2002	2001

Parts and supplies	$ 293	$ 212

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  4.                      AMOUNTS RECEIVABLE

  Amounts receivable consist of the following:

	2002	2001

Costs recoverable from third party participant in Guatemalan operation	$ 161	$ 530
Apuestas Continentales, S.A.	408	408
Tristar Media, Inc.	-	335
Fiesta Juegos de Costa Rica, S.A.	269	269
Hopland Band of Pomo Indians	625	-
Other	36	55

	1,499	1,597

Current portion of amounts receivable	(398)	(9)

	$ 1,101	$ 1,588

  a)          Costs recoverable from third party participant in Guatemalan operation

  The Company is eligible to recover leasehold improvement costs incurred for the Guatemalan operation from a third party participant in the Guatemalan revenue and net profit sharing agreement ("Profit Share Agreement"). The amounts are collectible on a monthly basis from the third party's share of revenue and net profits from the operations. The costs recoverable are non-interest bearing. During the year ended December 31, 2000, the third party ceased reimbursing these costs and is currently disputing eligibility for reimbursement of certain of these costs under the agreement. An arbitration proceeding concerning this dispute was completed in March 2002. At December 31, 2002, the amounts were written down by $369,000 to the amount awarded by the arbitrator of $161,000.

  b)         Apuestas Continentales, S.A.

  The Company has a promissory note dated March 1, 2000 for the sale of gaming machines to Apuestas Continentales, S.A. ("Apuestas"). The note is non-interest bearing, with 24 monthly payments of $22,000 beginning April 1, 2001 and maturing on March 1, 2003. Apuestas has not made any payments as required under the terms of the note. The Company entered into discussions with Apuestas as payments have not been received as required under the terms of the note and is actively pursuing various options to collect the remaining balance.

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  4.                     AMOUNTS RECEIVABLE (cont'd.)

  c)          Tristar Media, Inc. (successor to Sing Security Services, Ltd.)

  On June 30, 2001, the Company sold its internet gaming business, FiestaCasinos.com, to Sing Security Services Ltd. for proceeds consisting of a $340,000 note receivable and the assumption of a related liability in the amount of $70,000, resulting in a gain of $208,000. The note receivable bears interest at 10% and requires monthly payments of interest of $2,333 commencing July 31, 2001 through to December 31, 2001, and monthly payments of principal and interest of $7,224 from January 31, 2002 through to December 31, 2006. The note receivable is secured by the shares of FiestaCasinos.com. In addition, under the terms of the sale, the Company has the right until June 30, 2006 to buy-back a 50% interest in FiestaCasinos.com at a price based on FiestaCasinos.com's current earnings before interest, taxes, depreciation and amortization. During the year ended December 31, 2002, the Company established a reserve against the receivable as a result of the uncertainty of collectibility. However, the Company continues to pursue collection.

  d)         Fiesta Juegos de Costa Rica S.A.

  On August 23, 2001, the Company sold its gaming subsidiary, Fiesta Juegos de Costa Rica S.A. ("Fiesta Juegos"), to a third party for proceeds consisting of a note receivable for $269,000, resulting in a gain on sale of $203,000 (Note 11). The note receivable bears interest at 12%, with monthly payments consisting of 25% of the net income from the operations of Fiesta Juegos, beginning the earlier of 45 days after Fiesta Juegos achieves positive cash flows from operations or November 1, 2001. The Company entered into discussions with the purchaser of Fiesta Juegos as payments have not been received as required under the terms of the note and is actively pursuing various options to collect the remaining balance.

  e)          Hopland Band of Pomo Indians

  The Company previously entered into various agreements for the financing, design and construction of a gaming facility on the Hopland Indian Reservation ("Hopland") which included a one-half interest in a Gaming Hardware Lease Agreement (the "Lease"). Pursuant to a settlement agreement dated May 31, 2002, Hopland agreed to pay the Company $750,000 in satisfaction of all obligations owing under the Lease and accordingly, the Company recorded a recovery of $750,000. The amount receivable from Hopland bears interest at 12% per annum and is repayable in monthly instalments of $24,900.

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  4.                                    AMOUNTS RECEIVABLE (cont'd.)

                          f)            California gaming amounts receivable

  During the year ended December 31, 1998, the Company agreed to sell a substantial majority of its interest in its California revenue share agreements, loans receivable from California Native Tribes and inventory. The transaction was not recorded as a sale, but rather the Company's California assets were presented as assets held for disposal, as the collection of the consideration from the buyer was dependent upon the buyer collecting sufficient payments from the Native Tribes on the assets sold once the legal and regulatory status of Native Gaming in California was settled. The carrying amount at December 31, 1998 represented the net book value of the assets at the date of the transaction and management's best estimate of the minimum amount that will be realized based on its evaluation of all relevant available information. During the year ended December 31, 1999, the sales agreement was rescinded by the parties and the California gaming assets reverted back to the Company. The Company collected $335,000 of the amount during the year ended December 31, 2000 and accordingly, reduced the amount recoverable. During the year ended December 31, 2001, an additional $1,120,000 was collected, resulting in a reduction of the amount recoverable balance to $Nil and a gain on collection of the Californian gaming amounts recoverable of $494,000.

  g)          Calsino, Inc.

  The Company has a promissory note dated October 1, 2000 resulting from the sale of the assets and liabilities of Calsino, Inc. ("Calsino"), including the name of the business, to former employees of Calsino (the "Employees"). The note bears interest at 15%, with quarterly payments of $20,000 beginning April 15, 2001, and maturing on January 15, 2006. The note is secured by an interest in certain assets. During the year ended December 31, 2001, the Employees ceased making the payments required under the terms of the promissory note. At December 31, 2001, the amount receivable was written down to $Nil, reflecting management's uncertainty of its ability to collect under the terms of the promissory note. During the year ended December 31, 2002, the Company collected and recorded a gain on settlement of $150,000 included in discontinued operations (Note 20).

  5.                       INVESTMENTS IN AND ADVANCES TO EQUITY INVESTEES

  Through its equity investments, the Company manages operations at one gaming operation in Venezuela (Note 5b) and managed operations in various skill game locations in Mexico (Note 5a). The equity investments of the Company and the Company's share of loss from these investments are as follows:

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  5.                      INVESTMENTS IN AND ADVANCES TO EQUITY INVESTEES (cont'd.)

		2002			2001

	Mexico	Venezuela	Total	Mexico	Venezuela	Total

Investment	$ 100	$ 1,644	$ 1,744	$ 100	$ 1,894	$ 1,994

Advances	1,172	430	1,602	896	304	1,200

	1,272	2,074	3,346	996	2,198	3,194

Loss/write-down of
equity investment	(1,272)	(1,644)	(2,916)	(996)	(1,342)	(2,338)

	$ -	$ 430	$ 430	$ -	$ 856	$ 856

The equity losses of the Company's investees include pre-opening costs which are expensed by the investees in the year the costs are incurred.
a)
  In Mexico, as at December 31, 2002 the Company has a 37% (2001 - 37%) equity interest in the operation located in Matamoros, a 33% (2001 - 33%) equity interest in the operation located in Nuevo Laredo, and a 40% (2001 - 40%) equity interest in the operation located in Reynosa, which was opened during 2001.

  As described in Note 1, during the year ended December 31, 2001, the Mexican government closed the three skill game facilities in Mexico in which the Company has an equity interest, alleging the operations are in violation of the law. Although the Company has filed a $100 million NAFTA claim against the Mexican government in relation to the closure of the Mexican operations, at December 31, 2001, the Company had written-down its investment in Mexico to $Nil due to the uncertainty of being able to recover its investment.

b)	The Company has a 36% equity (2001 - 40%) interest in the Venezuelan operation. During the year ended December 31, 2001, this interest was transferred, through a series of transactions, to a subsidiary in which a third party holds a non-controlling interest. During the year ended December 31, 2001, a portion of the Company's advances to the Venezuelan operation was capitalized to equity, thereby increasing the cost of its investment. During the year ended December 31, 2002, the subsidiary was re-structured to remove the third party minority interest and the Company recorded an impairment charge of $149,000 to reduce the balance of the investment and advances to the estimated net realizable value.

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  6.                         CAPITAL ASSETS

		2002			2001

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Gaming operations equipment	$ 4,837	$ 2,586	$ 2,251	$ 3,678	$ 1,679	$ 1,999

Leasehold improvements	2,694	552	2,142	1,967	567	1,400

Machinery and equipment	1,068	649	419	880	469	411

Furniture, fixtures and equipment	1,492	652	840	858	431	427

Building	529	53	476	529	20	509

Land	175	-	175	175	-	175

Vehicles	125	72	53	102	55	47

Construction in progress	-	-	-	35	-	35

	$ 10,920	$ 4,564	$ 6,356	$ 8,224	$ 3,221	$ 5,003

7.	OTHER ASSETS

		2002	2001

	Panama gaming license, net of amortization of $422 (2001 - $333)	$ 1,353	$ 1,442

	Other	117	67

		$ 1,470	$ 1,509

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  8.                       CAPITAL LEASE OBLIGATIONS

  The following minimum lease payments of the Company and the Company's share of minimum lease payments of its joint venture relating to various capital leases are as follows:

		2002	2001

	Year ending December 31:
	2003	$ 33	$ 105
	2004	9	24
	2005	6	2
	2006	3	-

	Total minimum lease payments	51	131

	Amount representing interest	(8)	(19)

	Balance of obligations	43	112

	Current portion of capital lease obligations	(28)	(90)

	Non-current portion of capital lease obligations	$ 15	$ 22

9.	LOANS PAYABLE Loans payable consist of the following:

	2002	2001

The Company and wholly owned subsidiaries:

13% loan payable due in monthly instalments of principal only of $10,000 (2001 - $21,270), maturing October 2008 (2001 - September 2005), and secured by a certain lease of gaming machines (Note 9a).	$ 690	755
15% loan payable due in monthly instalments of principal and interest of $31,425, maturing May 2002. The Company has pledged its ownership in Thunderbird Guatemala and the California gaming amounts recoverable as security for the loan and has offered a second security interest position in its ownership of Thunderbird Panama but only to the extent permitted by the terms of the licenses and by applicable Panamanian law.	62	180

  - continued -

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  9.                          LOANS PAYABLE (cont'd.)

	2002	2001

  Continued.

The Company and wholly owned subsidiaries: (cont'd.)
8.75% note payable due in monthly payments of principal and interest of $1,700, maturing August 2004, and secured by certain assets.	43	47
14% (30% upon the occurrence of an event of default) term loan due in quarterly payments of interest only ranging between $56,400 and $57,700, due through June 2004, and secured by the shares of Thunderbird Panama (Note 9b).	1,613	1,613
14% (16% upon the occurrence of an event of default) term loan due in monthly payments of principal and interest of $26,500, due through November 2004, and secured by the shares of Thunderbird Panama (Note 9b).	532	758
Thunderbird Panama:
Commercial loans due in monthly instalments of $20,800, plus annual interest at LIBOR six months plus 3%, due through December 2002 and unsecured.	-	250
Commercial loan due in monthly instalments of $4,100, plus annual interest at LIBOR six months plus 3% reviewed semi annually, due through October 2003, secured by equipment.	41	91
Commercial loan due in monthly instalments of $8,300, plus annual interest rate at prime rate plus 1%, with a minimum of 9%, maturing November 2003.	83	186
Mortgage loan due in monthly instalments of $5,800, plus annual interest rate at prime rate plus 2.5%, maturing March 2011.	589	665
18% notes payable, due in monthly instalments of $4,700, including interest, through October 2003 (Note 16).	45	93
Note payable due in monthly instalments of $24,000, plus annual interest at 12.5%, maturing in December 2003.	268	501

  - continued -

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  9.                        LOANS PAYABLE (cont'd.)

	2002	2001

Continued.
Thunderbird Panama: (cont'd.)
Commercial loan due in monthly instalments of $4,000, plus annual interest at 10%, maturing August 2002.	-	25
12.6% notes payable, due in monthly instalments of $8,000 in 2001, including interest, through June 2002, guaranteed by equipment.	-	46
18% note payable, due in monthly instalments of $5,600 including interest, through April 2002.	-	21
Commercial loan due in monthly instalments of $17,800 plus interest at LIBOR six months with a minimum of 9%, with maturity date in January 2007.	700	-
15% (2001 - 18%) notes payable, due in monthly instalments including interest, ranging between $734 and $2,600 (2001 - $2,300 and $4,700) through April 2004 (Note 16).	170	155
10.5% note payable due in monthly instalments of $5,400, including interest, through July 2003.	35	-
8% note payable due in monthly instalments of $8,500, including interest, through January 2004.	106	-
10% note payable due in monthly instalments of $16,800, including interest, through October 2004.	336	-
10% commercial loan due in monthly instalments of $5,800, including interest, with maturity date in January 2003.	6	-
8% commercial loan due in monthly instalments of $9,900, including interest, with maturity date in October 2003.	96	-
8% commercial loan due in monthly instalments of $2,200, including interest, through November 2003.	21	-

  - continued -

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  9.                        LOANS PAYABLE (cont'd.)

	2002	2001

Continued.
Thunderbird Panama: (cont'd.)
8% commercial loan due in monthly instalments of $3,700, including interest, with maturity date in December 2003.	47	-
10% commercial loan due in monthly instalments of $3,700, including interest, with maturity date in May 2003.	15	-
12.23% commercial loan due in monthly instalments of $800, including interest, with maturity date in May 2003.	4	-
7.5% commercial loan due in monthly instalments of $5,800, including interest, with maturity date in October 2003.	59	-
8% note payable due in monthly instalments of $4,000, including interest, through October 2004 (Note 16).	39	-
15% note payable due in monthly instalments of $2,700, including interest, through January 2004 (Note 16).	31	-
Thunderbird de Nicaragua:
12% note payable due in monthly instalments of principal and interest of $2,100, maturing January 2004, secured by shares of Thunderbird de Nicaragua.	-	62
12% note payable due in monthly instalments of principal and interest of $3,100, maturing January 2004, secured by shares of Thunderbird de Nicaragua.	-	93
12% note payable due in monthly instalments of principal and interest of $4,100, maturing January 2004, secured by shares of Thunderbird de Nicaragua.	-	124

  - continued -

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  9.                          LOANS PAYABLE (cont'd.)

	2002	2001

Continued.

Thunderbird de Nicaragua: (cont'd.)
12% note payable due in monthly instalments of principal and interest of $6,400, maturing January 2004, secured by shares of Thunderbird de Nicaragua.	-	193
12% note payable due in monthly instalments of principal and interest of $2,500, maturing January 2004 (Note 16).	-	76
12% note payable due in monthly instalments of principal and interest of $2,600, maturing April 2004 (Note 16).	-	79

	5,631	6,013
Current portion of loans payable	(2,005)	(1,739)

	$ 3,626	$ 4,274

a)	13% loan:

  During the year ended December 31, 2000, the Company renegotiated the terms of a loan on which it was in arrears in payments and in default. The loan was replaced by the 13% interest rate loan amortized over 26 months with monthly payments of principal and interest of $33,000. During the year ended December 31, 2001, the Company was again in arrears and in default and renegotiated the terms of the loan. The loan amortization period was extended to 48 months with monthly payments of principal and interest of $21,270. During the period subsequent to the renegotiation and as at December 31, 2001, the Company was in violation of certain covenants specified under the terms of the loan. The Company has obtained a waiver from the lender as of December 31, 2001 through January 1, 2004 and therefore, has classified the short-term and long-term portions of the loan in accordance with the renegotiated terms. During the year ended December 31, 2002, the Company renegotiated the terms to $10,000 per month for 73 months, without interest.

b)	14% term loans:

  As a result of the Company's covenant violations at December 31, 2001 with respect to its 13% loan (Note 9a), the Company was also in default of its 14% term loans (the "Term Loans") at December 31, 2001. The Company obtained a waiver from the lender as of December 31, 2001 through April 1, 2003 and therefore, has classified the short-term and long-term portions of the Term Loans in accordance with the terms of the loan agreements. The Term Loans are secured by the Company's 50% interest in Thunderbird Panama.

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  9.                          LOANS PAYABLE (cont'd.)

b)	14% term loans (cont'd.):

  During the year ended December 31, 2002, the Company entered into negotiations to replace its 14% term loans and warrants with a new consolidated term loan and new warrants. The new consolidated term loan is effective January 1, 2003 (Note 22). The Company is in violation of certain covenants relating to the negotiation of its consolidated term loan. The Company has obtained a waiver from the lender and accordingly, only the amounts due in the next fiscal year pursuant to the term loans have been included as a current portion of loans payable.

  In connection with the Term Loans, the Company granted the Lender the right to purchase up to 2,000,000 common shares of the Company at a price of $0.65 per share ("Series A Exercise Price") and up to 345,000 common shares of the Company at a price of $0.35 per share ("Series B Exercise Price") during the four month period from March 7 to July 7, 2004 (collectively, the "Warrant"). Under the terms of the Warrant, the Series A Exercise Price and the Series B Exercise Price shall first be paid by reduction of the principal and interest on the Term Loans. In addition, if the Company prepays part or all of the Term Loans at any time and the weighted average trading price of the Company's common shares for 20 trading days (the "Average Price") is less than $4.00 per share at any time after the prepayment, the Lender will have the option to pay a portion of the Series A Exercise Price in cash up to the prepayment amount. This option will terminate on the earlier of September 1, 2003 or 30 days after the Company has notified the Lender that the Average Price has reached $4.00 per share. Under the terms of the Warrant, the Company also has, at any time after March 9, 2002, a one-time option to require the Lender to exercise all or any portion of the Warrant ("Forced Exercise"), except that the option may not be exercised unless the Average Price of the Company's common shares immediately prior to the exercise of the Company's option is at least $4.00 per share. If within 20 days after receiving notice of the Company's Forced Exercise, the Lender does not agree in writing to the Forced Exercise, the Company can prepay all amounts owing under the Term Loan and the Warrant will expire. If the Lender accepts the Forced Exercise and, at any time during the two year period following the Forced Exercise, sells any of the Warrant shares on the open market for a price per share of less than $2.00 per share, then at the end of the two year period, the Company will be required to pay the Lender the difference between the weighted average price at which the Warrant shares were sold and $2.00 per share.

10. OTHER PAYABLES

	2002	2001

Support Consultants, Inc.	$ 194	$ -
Former directors and associated companies	468	-
Other	97	-

	759	-
Current portion of other payables	(168)	-

	$ 591	$ -

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  10.                    OTHER PAYABLES (cont'd.)

  Support Consultants, Inc.

  On July 1, 2002, the Company entered into an agreement with Support Consultants, Inc. ("SCI") pursuant to which the Company, as a result of settlements with various California Native Tribes, agreed to pay SCI an additional $263,000 recorded as a reduction of amounts recovered from the Tribes. The Company also agreed to combine all amounts owing to and from SCI resulting in a net payable of $214,000 of which $20,000 has been paid to December 31, 2002. The remaining amount is repayable on a pro-rata basis from the amounts received from Hopland.

  Former directors and associated companies

  Effective December 31, 2002, the Company renegotiated the terms on accrued liabilities of $468,000, owed to former officers and an associated company, due on demand. The repayment terms were extended to instalments of $5,000 per month from January 1, 2003 to June 1, 2004, then $6,500 per month from July 1, 2004 to June 1, 2005, then $5,000 per month to June 1, 2010.

  11.                     DEFERRED GAIN

	2002	2001

Fiesta Juegos de Costa Rica S.A.	$ 203	$ 203
Thunderbird de Nicaragua, S.A.	645	-

	$ 848	$ 203

  Fiesta Juegos de Costa Rica S.A.

  The gain on the sale of Fiesta Juegos of $203,000 (Note 4) has been deferred at December 31, 2001 and 2002 and will be recognized in income as the note receivable is collected.

  Thunderbird de Nicaragua, S.A.

  Subsequent to the year ended December 31, 2002, the Company entered into an agreement to merge its majority owned Nicaraguan subsidiary, Thunderbird de Nicaragua, S.A. ("Thunderbird Nicaragua"), with the operations of Hopewell Limited, S.A. ("Hopewell") (Note 22). In November, 2002, in preparation for the merger, the non-controlling shareholders' loans to Thunderbird Nicaragua of $645,000 were capitalized to the equity of Thunderbird Nicaragua. The effects of this capitalization will be recognized on merger of Thunderbird Nicaragua with Hopewell. The Company's equity interest in Thunderbird Nicaragua remained unchanged subsequent to the capitalization.

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  12.                      SHARE CAPITAL

	Number of Shares	Amount

Issued
Balance as at December 31, 1999	23,159,312	$ 20,981
Exercise of options	155,000	51

Balance as at December 31, 2000	23,314,312	21,032
Exercise of options	176,062	57

Balance as at December 31, 2001	23,490,374	21,089
Exercise of options	25,494	5
Shares returned to treasury	(40,000)	(9)

Balance as at December 31, 2002	23,475,868	$ 21,085

  Options

The Company, through its Board of Directors and shareholders, adopted a July 1, 1997 Stock Option Plan. The Company has granted a number of stock options and entered into various agreements for which up to 4,125,114 shares are available for purchase pursuant to options granted under this plan. All of the stock options issued under this plan are nontransferable and terminate on the earlier of the expiry date or 30 days after the grantee ceases to be employed by the Company. All options are vested when issued.

	Number of Shares	Weighted Average Exercise Price (CDN $)

Balance as at December 31, 1999	4,257,250	$ 0.75
Granted	622,500	1.19
Exercised	(155,000)	0.50
Cancelled	(610,535)	0.91

Balance as at December 31, 2000	4,114,215	0.81
Granted	245,000	0.64
Exercised	(176,062)	0.50
Cancelled	(193,000)	1.40

Balance as at December 31, 2001	3,990,153	0.77
Granted	1,165,000	0.10
Exercised	(25,494)	0.32
Cancelled	(1,042,045)	1.29

Balance as at December 31, 2002	4,087,614	$ 0.45

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  12.                   SHARE CAPITAL (cont'd.)

  Options   (cont'd.)

  The following table summarizes information about the stock options outstanding at December 31, 2002:

Range of Exercise prices (CDN $)	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price (CDN $)

$0.08 - $0.09	1,120,000	4.71 years	$ 0.09
$0.32 - $0.55	1,334,305	1.06 years	0.39
$0.60 - $1.00	1,234,559	0.73 years	0.63
$1.10 - $1.25	398,750	2.97 years	1.17

$0.08 - $1.25	4,087,614	2.15 years	0.45

  Stock-based compensation

  The Company granted 1,165,000 stock options to employees and directors during the current year. The Company has elected to measure compensation costs using the intrinsic value method for employee stock options. Under this method, no compensation expense was recognized when the stock options were granted. Had compensation costs been determined based on the fair value of the options granted using the Black-Scholes option-pricing model, additional compensation expense would have been recorded as follows:

Net income for the year as reported	$ 324
Additional compensation expense	(65)

Pro-forma net income	$ 259

Pro-forma earnings per share	$ 0.01

  The weighted average fair value of each option granted during the current year was $0.10.

  The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the year:

Risk-free interest rate	4.5%
Expected life of options	5 years
Annualized volatility	70%
Dividend rate	0%

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  13.                    EARNINGS PER SHARE

  The following weighted average number of shares were used for computation of earnings per share:

		2002	2001	2000

	Weighted average shares used in computation of basic earnings per share and diluted earnings per share	23,512	23,398	23,210

	Income (Loss) from continuing operations	$ 283	$ (1,893)	$ (629)
	Income (Loss) from discontinued operations	41	(1,187)	(662)

	Net income (loss) for the year	$ 324	$ (3,080)	$ (1,291)

	Basic and fully diluted (loss) per share
	Continuing operations	$ 0.01	$ (0.08)	$ (0.03)
	Discontinued operations	-	(0.05)	(0.03)

	Net income (loss)	$ 0.01	$ (0.13)	$ (0.06)

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS Significant non-cash transactions for the year ended December 31, 2002 included:

a)	The Company negotiated an agreement pursuant to which amounts owing to SCI of $291,000 and due from SCI of $242,000 were combined into other payables.
b)	The Company acquired and cancelled 40,000 common shares in exchange for a loan receivable from a director of $9,000.
c)	The Company renegotiated the terms on accrued liabilities of $468,000, agreeing to pay $60,000 in monthly instalments of $5,000 over the next fiscal year and extending the payment of $408,000 to non-current portion of other payables.

d)	The non-controlling shareholders' loans to Thunderbird Nicaragua of $645,000 were capitalized to the equity of Thunderbird Nicaragua resulting in a deferred gain.
e)	The Company acquired the non-controlling interest of a subsidiary held by a third party in exchange for a 4% equity interest in the Venezuelan operation.

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  15.                      INCOME TAXES

  A reconciliation of income taxes at statutory rates is as follows:

	2002	2001	2000

Computed "expected" tax expense (recovery) at statutory rates	$ 371	$ (450)	$ 360

Increase (reduction) in income taxes resulting from:
Lower effective income tax rate on income of foreign subsidiaries	(571)	(208)	(135)
Benefit of losses not reflected in accounts	816	1,351	1,247
Application of previously unrecognized tax losses	-	(53)	(53)
Other	129	151	122

	$ 745	$ 791	$ 1,541

a) Future tax assets and liabilities: The tax effects of temporary differences that give rise to significant future tax assets and future tax liabilities are as follows:

	2002	2001	2000

Future income tax assets:
Non-capital loss carry forwards	$ 7,519	$ 7,955	$ 7,888
Capital assets - unamortized tax cost in excess of net book value	694	755	583
Other	-	359	-

Total future tax assets	8,213	9,069	8,471
Valuation allowance	(8,161)	(8,964)	(8,306)

Future income tax assets, net of allowance	52	105	165

Future income tax liabilities:
Capital assets - net book value in excess of unamortized capital cost	217	221	195
Other assets - net book value in excess of unamortized tax cost	406	432	459
Withholding tax on repatriation of retained earnings from foreign subsidiaries	120	248	211

Total future tax liabilities	743	901	865

Net future income tax liability	$ 691	$ 796	$ 700

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  15.                     INCOME TAXES (cont'd.)

b)	Potential future tax benefits

  At December 31, 2002, the Company has Canadian non-capital loss carry forwards of approximately $8.3 million, United States' operating losses of approximately $13.6 million, Panama loss carry forwards of $0.2 million and Nicaraguan loss carry forwards of approximately $0.6 million. The Canadian non-capital loss carry forwards and United States' operating losses expire at various dates prior to 2009 and 2022, respectively. The Nicaraguan loss carry forwards are available to deduct against taxable income through 2006. Under Panamanian tax laws, the Panamanian loss carry forwards will be applied evenly against available taxable income through 2003. The potential income tax benefits related to the Canadian loss carry forwards, the United States' operating losses and the Nicaraguan loss carry forwards have not been reflected in the accounts.

  16.                     RELATED PARTY TRANSACTIONS

  Included in accounts receivable is $18,000 (2001 - $17,000) receivable from officers of the Company. The receivable amounts are unsecured, non-interest bearing and due on demand. Included in loans payable is $285,000 (2001 - $799,000) due to related parties.

  Included in amounts receivable are share purchase loans totalling $36,000 (2001 - $45,000) due from certain management and officers of the Company. The amounts are secured by non-interest bearing notes due on the earlier of November 2004 or upon ceasing employment.

  Included in accounts receivable is $1,650,000 (2001 - $746,000) due from Thunderbird Panama and included in loans payable is $Nil (2001 - $155,000) due to Thunderbird Panama. These amounts represents the balances due in excess of the Company's proportionate share of the net assets included on consolidation.

  During the year, the Company recorded management fees of $Nil (2001 - $200,000; 2000 - $Nil) from the Nuevo Laredo operation pursuant to the "Management Agreement" dated November 2000 and management fees of $Nil (2001 - $80,000; 2000 - $Nil) from the Reynosa operation pursuant to the "Management Agreement" dated June 2001. During the year ended December 31, 2002, the "Management Agreement" for the Reynosa operation was terminated pursuant to the terms of the agreement due to the closure of the skill game facility and the failure to re-open within a period of six months. In addition, the Company charged administrative and overhead costs of $Nil (2001 - $111,000; 2000 - $148,000) to the Matamoros operation, $Nil (2001 - $24,000; 2000 - $Nil) to the Nuevo Laredo operation, $Nil (2001 - $32,000; 2000 - $Nil) to the Reynosa operation, and $48,000 (2001 - $151,000; 2000 - $40,000) to the Venezuelan operation.

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  17.                    COMMITMENTS AND CONTINGENCIES

a)	As at December 31, 2002, minimum operating lease payments of the Company and the Company's share of minimum operating lease payments of joint ventures were as follows:

2003	$ 705
2004	657
2005	529
2006	116
2007	116

$ 2,123

a)	In addition to the above, Thunderbird Panama is committed to pay minimum annual rentals for two of the casinos equal to 9% of the net win less the income participation payable to the Government of the Republic of Panama.

b)	Thunderbird Panama is committed to pay the Government of the Republic of Panama an annual minimum income participation equal to $4,216,000 in the first year, which increases at 2% per year, or 10% of Thunderbird Panama's gross income, whichever is higher. This commitment commenced in August 1998, on the opening of the first casino in the Republic of Panama and related payments commenced shortly thereafter. Amounts paid under the agreement by Thunderbird Panama were $4,539,868 in 2002 (2001 - $4,428,577).

c)	Thunderbird Panama is committed to pay a 2% profit interest, defined as gross revenue less operating expenses, in the Panamanian operations to a third party. The Company is committed to pay to a third party $13,000 each month while operations continue in the Republic of Panama commencing July 1999, for a maximum of 10 years.

d)	Thunderbird Nicaragua is committed to pay a monthly poker license fee of $2,500 for the lease of a control and promotional system for the four poker tables at Fiesta Casino through to February 15, 2004. Amounts paid under the license agreement by Thunderbird Nicaragua were $30,000 in 2002 ($25,400 in 2001).

e)	In connection with the equity investment in Venezuela, the Company has pledged its shares of the equity investment as collateral on a $2,322,000 loan made available by a Venezuelan financial institution to the investee.

f)	As at December 31, 2002, principal payments required under the terms of the loan agreements and their liabilities in each of the next five years are as follows:

Year ending December 31:
2003	$ 2,033
2004	2,719
2005	401
2006	421
2007	237

$ 5,811

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  18.                   DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

  Fair value:

  The carrying amount of cash and equivalents, accounts receivable, accounts payable and accrued liabilities and income taxes payable approximate their fair value because of the short-term maturities of these items. The carrying amount of the restricted cash approximates fair value because of the high liquidity of the item. Certain of the Company's amounts receivable, loans payable and other payables do not bear any interest, bear fixed rates of interest or are due to related parties. Due to the number and differing underlying terms and conditions of these receivables and debts, it is not practical to determine the fair value of these financial instruments with sufficient reliability.

  Credit risk:

  The Company is exposed to credit risk only with respect to uncertainties as the timing and amount of collectibility of accounts receivable and amounts receivable. The Company mitigates credit risk through standard credit and reference checks.

  Currency risk:

  The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

  19.                    INVESTMENT IN JOINT VENTURES

  Amounts included in these financial statements related to the Company's interest in joint ventures are as follows:

	2002	2001

Current assets	$ 1,238	$ 1,349
Long-term assets	7,902	5,850
Current liabilities	3,430	2,485
Long-term liabilities	1,757	1,771

Revenue	14,717	13,253
Expenses	12,865	11,258
Net income before taxes	1,852	1,995

Cash flows from operating activities	3,471	2,164
Cash flows from financing activities	(547)	(632)
Cash flows from investing activities	(2,950)	(1,251)

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  20.                    DISCONTINUED OPERATIONS

  During the year ended December 31, 2000, the Company discontinued the operations of its gaming products business. This operation consisted primarily of the gaming and commercial signage and display businesses, operated through Calsino, and the sale of gaming machines and the distribution of card shufflers in the United States and Central America.

  The assets of Calsino were sold to a third party on September 30, 2000 for proceeds of approximately $266,000, consisting of a note receivable, bearing interest at 15%, with quarterly payments of $20,000 beginning April 15, 2001 and maturing January 15, 2006. The note is secured by an interest in certain assets. The distribution rights to the Quick Draw Shuffler, acquired in 1999, were converted to a royalty interest whereby the Company will receive $500 per machine sold in the United States by the manufacturer. During 2001, these amounts were written down to $Nil, reflecting management's uncertainty of its ability to collect under the terms of the note and the royalty interest agreement, respectively. In addition, the inventory with a book value of $339,000 was written-off in fiscal 2001. During the year ended December 31, 2002, the Company collected and recorded a gain of $150,000 in settlement of the receivable previously written down.

  The amounts included in the balance sheet as at December 31 relating to the discontinued operations are as follows:

	2002	2001

Amounts receivable (Note 4b)	$ 408	$ 408
Capital lease obligations	(9)	(23)

	$ 399	$ 385

Revenue and expenses of the gaming products discontinued operations were as follows:

	2002	2001	2000

Sales	$ -	$ -	$ 1,004

Cost of sales and general and administrative expenses	-	-	1,744
Depreciation and amortization	-	-	25
Gain on disposal of assets	-	-	(103)
General and administrative expenses	(40)	-	-
(Recovery) write-down of assets	150	(1,187)	-

Earnings (loss) before taxes	110	(1,187)	(1,666)
Income tax expense	69	-	-

Income (loss) for the year	$ 41	$ (1,187)	$ (662)

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  20.                     DISCONTINUED OPERATIONS (cont'd.)

  The cash provided by (used in) discontinued operations is as follows:

		2002	2001	2000

	Income (loss) from discontinued operations	$ 41	$ (1,187)	$ (662)
	Write-down of assets	-	1,187	-
	Gain on disposal of assets	-	-	(103)
	Amortization	-	-	25

		$ 41	$ -	$ (740)

21.

  SEGMENTED INFORMATION

  Management has organized the enterprise based on a combination of differences in products and services provided and geographic areas of operations. Based on this organization, the Company has the following reportable segments, excluding the revenue, expenses and assets from the discontinued operations disclosed in Note 20. The accounting policies of the segments are the same as those described in Note 2 of the financial statements.

2002	Panama Gaming	Guatemala Video Lottery	California Gaming	Nicaragua	Corporate And Other	Total

External revenue	$ 14,717	$ 1,762	$ -	$ 2,028	$ 12	$ 18,519
Amortization	1,192	310		115	162	1,779
Loss on disposal of capital assets	3	-	-	-	7	10
Income tax expense	651	91	-	-	3	745
Net income (loss) from continuing operations	1,326	928	-	(252)	(1,719)	283
Segment assets	9,140	988	-	603	3,423	14,154

2001	Panama Gaming	Guatemala Video Lottery	California Gaming	Nicaragua	Corporate And Other	Total

External revenue	$ 13,253	$ 1,645	$ 22	$ 1,368	$ 132	$ 16,420
Amortization	884	190	-	87	135	1,296
Gain (loss) on disposal of capital assets	8	-	-	-	(68)	(60)
Income tax expense	727	58	-	-	6	791
Net income (loss) from continuing operations	1,268	930	516	(911)	(3,696)	(1,893)
Segment assets	7,199	1,790	-	701	3,724	13,414

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  21. SEGMENTED INFORMATION (cont'd.)

2000	Panama Gaming	Guatemala Video Lottery	California Gaming	Nicaragua	Corporate And Other	Total

External revenue	$ 14,379	$ 1,449	$ 344	$ -	$ 22	$ 16,194
Amortization	824	159	6	-	156	1,145
Gain (loss) on disposal of capital assets	18	(6)	-	-	(3)	9
Income tax expense	1,144	329	-	-	68	1,541
Net income (loss) from continuing operations	1,897	833	338	-	(3,697)	(629)
Segment assets	8,207	1,877	626	-	1,557	12,267

Geographic information as at December 31, 2002:

	Panama	Guatemala	Nicaragua	United States	Other	Total

Revenue	$ 14,717	$ 1,762	$ 2,028	$ 12	$ -	$ 18,519
Capital assets	5,671	121	384	180	-	6,356

Geographic information as at December 31, 2001:

	Panama	Guatemala	Nicaragua	United States	Other	Total

Revenue	$ 13,253	$ 1,645	$ 1,368	$ 22	$ 132	$ 16,420
Capital assets	3,794	380	496	333	-	5,003

  Geographic information as at December 31, 2000:

	Panama	Guatemala	Nicaragua	United States	Other	Total

Revenue	$ 14,379	$ 1,449	$ -	$ 344	$ 22	$ 16,194
Capital assets	3,332	711	-	161	22	4,226

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  22.                     SUBSEQUENT EVENTS

  The following events occurred subsequent to December 31, 2002:

a)	In March, 2003, the Company entered into an agreement to merge the Company's gaming operations in Nicaragua with the gaming operations of Hopewell Limited, S.A.. The Company will own a 20.54% equity interest in the merged entity.

b)	Effective January 1, 2003, the Company negotiated a consolidated term loan in the amount of $2,975,000 bearing interest at 14% per annum (20% upon the occurrence of an event of default) due in monthly instalments of $81,300 and secured by the shares of Thunderbird Panama. This loan was obtained in exchange for the Company's 14% term loans outstanding as at December 31, 2002 in the amount of $2,145,000, a Loan Participation Agreement representing an additional 6% equity interest in the gaming operation in Venezuela in the amount of $530,000 and additional transaction costs of $300,000.

  In connection with the consolidated term loan, the Company also granted the lender warrants to acquire up to 2,345,000 common shares of the Company at a price of the lesser of CDN$0.15 or US$0.10. The exercise price shall first be paid by reduction of the principal and interest on the consolidated term loan. The warrants commence expiring February, 2005 and continue each month thereafter in an amount equal to 97,708 warrants per month until fully expired.

c)	In January 2003, the Company was notified of a legal claim seeking damages of $350,000 with respect to the Mexico operations. However, in the opinion of management, this claim is without merit and the Company intends to vigorously defend itself against the lawsuit.

  23.                     UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differ in some respects from those generally accepted accounting principles in the United States ("U.S. GAAP") and from practices prescribed by the Securities and Exchange Commission ("SEC"). The significant differences and their effect on these consolidated financial statements are as follows:

a)	Accounting for stock-based compensation

  Under U.S. GAAP, Statements of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires companies to establish a fair market value based method of accounting for stock-based compensation plans. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the option price. As the exercise prices of options granted by the Company approximate market values at the date of the grant, the Company has determined that the application of the intrinsic value method for stock based compensation to employees has no material effect on its reported results of operations.

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  23. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

a)

  Accounting for stock-based compensation (cont'd.)

  Stock options granted to non-employees for services rendered to the Company are required to be accounted for as stock-based compensation and charged to operations based on the fair value of the services provided or the consideration issued as the services are provided and the options earned. Under U.S. GAAP, the Company recorded additional compensation expense during the current year of $Nil (2001 - $102,000; 2000 - $129,000) based on the fair value of options granted to non-employees.

  In addition, for any options granted subsequent to January 18, 2001 where the exercise price of the options is denominated in a currency other than the functional currency of either the employer or the employee, U.S. GAAP requires variable accounting. As the Company's and the Company's employees' functional currency is the U.S. dollar but the exercise price of the stock options granted by the Company is denominated in Canadian dollars, options granted subsequent to January 18, 2001 by the Company require variable accounting whereby compensation expense for the period is recognized for the difference between the intrinsic value of the options at the end of the period and the intrinsic value of the options when granted, less any compensation expense recognized in prior periods. The use of variable accounting for these awards does not result in any compensation expense for the year ended December 31, 2002 as the market price at December 31, 2002 is less than the exercise prices.

  Under Canadian GAAP, the reporting of stock-based compensation expense in the Company's financial statements was not required for the years ended December 31, 2001 and 2000. New accounting and disclosure standards were introduced under Canadian GAAP (Note 12) for fiscal years ending December 31, 2002. Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on the accounting for stock-based compensation for the year ended December 31, 2002.

b)	Investment in joint ventures

  Investment in joint ventures are accounted for under the proportionate consolidation method for purposes of Canadian GAAP. Under U.S. GAAP, investments in joint ventures are accounted for under the equity method. However, rules prescribed by the SEC permit the use of the proportionate consolidation method in the reconciliation to U.S. GAAP provided the joint venture is an operating entity and the significant financial operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the joint venture entity. The SEC's policy requires specified disclosures which have been made in Note 19. Accordingly, for purposes of reconciliation to U.S. GAAP, the Company has used the proportionate consolidation method and no GAAP difference arises.

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  23.                         UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

c)

   Imputation of interest

  U.S. GAAP requires that where property, goods or services is exchanged for a note receivable that does not bear interest at market rates, the transaction should be recorded at the discounted present value. Any premium or discount recorded on the note should then be accounted for an as element of interest over the life of the note. There is no similar requirement under Canadian GAAP. Accordingly, at December 31, 2002 the Company's note receivable from Apuestas Continentales, S.A. recorded at $408,000 (2001 - $408,000) for Canadian GAAP, would be reduced to approximately $374,000 (2001 - $374,000) under U.S. GAAP. In addition, interest income would increase by $Nil (2001 - $66,000; 2000 - decrease by $100,000) under U.S. GAAP, resulting in no change in the reported loss for the year (2001 - $66,000 decrease in the reported loss for the year; 2000 - $100,000 increase in the reported loss for the year).

d)	Investments in and advances to equity investees

  Under both Canadian GAAP and U.S. GAAP, when accounting for investments in companies using the equity method, an investor is required to recognize its pro rata share of any post-acquisition losses of an investee by way of a reduction in the carrying amount of its investment, including advances, in the investee. However, where an investor owns common stock and other investments in or has advances to the investee, is not required to advance additional funds to the investee and where losses have reduced the common stock investment to zero, while Canadian GAAP does not prescribe a method for determining an investor's "pro rata share" of any post-acquisition losses of an investee, U.S. GAAP prohibits the recognition of equity method losses by an investor based solely on the percentage of investee common stock held by an investor.

  During the year ended December 31, 2002, for Canadian GAAP purposes the Company recorded aggregate equity losses in equity investees of $578,000 (2001 - $1,366,000; 2000 - $972,000) which was calculated based on the percentage of common stock of the equity investees held by the Company. Under U.S. GAAP, the aggregate equity losses in equity investees would decrease to $424,000 (2001 - decreased to $1,365,000; 2000 - increased to $1,127,000), resulting in a reduction in the carrying value of the Company's Mexican and Venezuelan investments by $Nil (2001 - $Nil; 2000 - $27,000) and $Nil (2001 - $154,000; 2000 - $128,000), respectively.

e)

  Gain on disposal of discontinued operations

  For Canadian GAAP purposes, the Company recorded a gain on disposal of the Calsino, Inc. operations during the year ended December 31, 2000 as described in Note 20. For U.S. GAAP purposes the gain would be deferred until the note receivable is paid. As described in Note 4(g), the note receivable was written down to $Nil during fiscal 2001, reflecting management's uncertainty of its ability to collect under the terms of the note receivable.

f)

  Share purchase loans

  Under Canadian GAAP, the Company includes share purchase loans totaling $36,000 (2001 - $45,000) due from certain management and officers of the Company in amounts receivable. Under U.S. GAAP, these loans are recorded as a deduction to shareholders' equity.

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  23.                  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

g)	Term loans

  Under Canadian GAAP, the term loans (Note 9(b)) are classified between current and long-term liabilities based on their scheduled repayment dates. These loans become repayable on demand upon the occurrence of specified events of default, one of which, is the occurrence of a material adverse change (as defined in the loan agreements). Under U.S. GAAP, as a result of such a subjective acceleration charge, $1,885,000 (2001 - $2,145,000) classified as long-term debt under Canadian GAAP would be classified as a current liability.

h)	New accounting standards

  In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

  In June 2001, FASB issued Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

  In August 2001, FASB issued Statements of Financial Accounting Standards No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" ("SFAS 144"), which supersedes Statements of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.

In April 2002, FASB issued Statements of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002.

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  23.                  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

h)

  New accounting standards (cont'd.)

  In June 2002, FASB issued Statements of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") that nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF 94-3 had recognized the liability at the commitment date to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged.

  In October 2002, FASB issued Statements of Financial Accounting Standards No. 147, "Accounting of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 44 and FASB Interpretation No. 9" ("SFAS 147"). SFAS 147 requires the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises. SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

  In December 2002, FASB issued Statements of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years ending after December 15, 2002.

  In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

  In May 2003, FASB issued Statements of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

  The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

  INTERNATIONAL THUNDERBIRD GAMING CORPORATION
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Expressed in United States dollars)
  (Tabular amounts expressed in thousands of dollars except per share amounts)
  DECEMBER 31, 2002

  23.                     UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

  The effects of the above differences between Canadian GAAP and U.S. GAAP on the consolidated balance sheets and statements of operations are as follows:

	2002	2001

Share capital under Canadian GAAP	$ 21,085	$ 21,089
Adjustment for stock-based compensation to non-employees (a)	545	545

Share capital under U.S. GAAP	$ 21,630	$ 21,634

	2002	2001

Deficit under Canadian GAAP	$ (19,321)	$ (19,645)
Adjustment for stock-based compensation to non-employees (a)	(545)	(545)
Adjustment for imputation of interest cost (c)	(34)	(34)
Adjustment for accounting losses of equity accounted investments (d)	-	(154)

Deficit under U.S. GAAP	$ (19,900)	$ (20,378)

	2002	2001	2000

Income (loss) from continuing operations under Canadian GAAP	$ 283	$ (1,893)	$ (629)
Stock-based compensation to non-employees (a)	-	(102)	(129)
Imputation of interest cost (c)	-	66	(100)
Gain (loss) of equity accounted investments (d)	154	1	(155)

Income (loss) from continuing operations under U.S. GAAP	437	(1,928)	(1,013)

Income (loss) from discontinued operations under Canadian GAAP	41	(1,187)	(662)
Adjustment to gain on discontinued operations (e)	-	266	(266)

Income (loss) from discontinued operations under U.S. GAAP	41	(921)	(928)

Net income (loss) under U.S. GAAP	$ 478	$ (2,849)	$ (1,941)

Basic and fully diluted earnings (loss) per share under U.S. GAAP
Continuing operations	$ 0.01	$ (0.08)	$ (0.05)
Discontinued operations	-	(0.04)	(0.04)

Net earnings (loss)	$ 0.01	$ (0.12)	$ (0.09)

The impact of the above differences between Canadian GAAP and U.S. GAAP do not materially affect the consolidated statements of cash flows.

  SIGNATURE

  The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: June 30, 2003	INTERNATIONAL THUNDERBIRD GAMING CORPORATION Per: Albert W. Atallah Chief Operating Officer

  CERTIFICATE

  I, Jack R. Mitchell, certify that:

    I have reviewed this annual report on Form 20-F of International Thunderbird Gaming Corporation;
    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
    The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
    presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 10, 2003

          ______________________________________
          Jack R. Mitchell
          President and CEO
International Thunderbird Gaming Corporation

  CERTIFICATE

  I, Albert W. Atallah, certify that:

    I have reviewed this annual report on Form 20-F of International
            Thunderbird Gaming Corporation

    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

    The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures
            (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    presented in this annual report our conclusions about the
              effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  6. The registrant's other certifying officers and I have indicated
          in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 10, 2003

          ___________________________________
          Albert W. Atallah
          General Counsel and
          Chief Operating Officer
          International Thunderbird Gaming Corporation

  CERTIFICATE

          I, Booker T. Copeland III, certify that:

  1.I have reviewed this annual report on Form 20-F of International
          Thunderbird Gaming Corporation

  2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

  4.The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures
          (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    presented in this annual report our conclusions about the
              effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  6. The registrant's other certifying officers and I have indicated
          in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 10, 2003

          _____________________________________
          Booker T. Copeland, III
          Chief Financial Officer
International Thunderbird Gaming Corporation