Form 20-F
INTERNATIONAL THUNDERBIRD GAMING CORP
filed 2004-07-15
CIK 1026527

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
12155 Dearborn Place, Poway, California, USA 92064 (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act: Not Applicable.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Title of each class	Name of each exchange on which registered
Common	Canadian Trading and Quotation System Inc.
Preferred	Canadian Trading and Quotation System Inc.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2003, there were 23,311,687 shares issued and outstanding.

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

Item 1 - Identity of Directors, Senior Management and Advisers

Not applicable for annual report filing.

Item 2 - Offer Statistics and Expected Timetables

Not applicable for annual report filing.

Item 3 - Key Information

Except as otherwise indicated, all financial information in this annual report is presented in U.S. dollars.

The temporal method is used to translate the financial statements of fully integrated operations. Under this method monetary assets and liabilities have been translated at the year end rate. Non-monetary assets and liabilities are translated using historical exchange rates and revenues and expenses translated at average rates for the period with any resulting gain or loss charged to operations.

The current rate method is used to translate the financial statements of self sustaining foreign operations. Under the current rate method, assets and liabilities are translated at exchange rates in effect at the balance sheet date and items in the statement of operations are translated at weighted average rates. Exchange gains and losses arising from the translation of the financial statements are deferred and included in the foreign exchange adjustment account in shareholders' equity until there has been a realized reduction in the net investment. The foreign exchange adjustment account at December 31, 2003 relates mainly to the Company's Guatemalan operations (2002 - mainly to Company's Guatemalan and Nicaraguan operations).

An exception to the use of the current rate method for translating the financial statements of self sustaining foreign operations may occur when the economic environment of the foreign operation is highly inflationary. In such events, the temporal method is used to translate the financial statements of the foreign operation.

3A. Selected Financial Data

The following tables set forth selected consolidated financial data. Such data for and as of the end of the fiscal years ended December 31, 2003, 2002, 2002, 2000, and 1999 is derived from the consolidated financial statements of the Company. The selected financial data as at December 31, 2003 and 2002 and in each of the years in the three year period ended December 31, 2003, should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto contained elsewhere in this Annual Report.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles, as applied to the Company, differ from those generally accepted in the United States ("U.S. GAAP") as set forth in Note 23 to the Consolidated Financial Statements of the Company.

INTENTIONAL SPACING FOR PRESENTATION PURPOSES

The following is a summary of certain selected financial data, based on accounting principles generally accepted in Canada, for the years ended December 31, 2003, 2002, 2001, 2000, and 1999.

Fiscal year ended December 31,

(All in $1,000s except earnings (loss) per share)	2003	2002	2001	2000	1999

Canadian GAAP

For the period:
Revenues:	$ 21,786	$ 18,519	$ 16,420	$ 16,194	$ 13,943
Net income (loss):	3,053	324	(3,080)	(1,291)	812
Net income (loss) from continuing operations:	3,053	283	(1,893)	(629)	936
Earnings (loss) per share (basic):	0.13	0.01	(0.13)	(0.06)	0.03
Earnings (loss) per share from continuing operations (basic):	0.13	0.01	(0.08)	(0.03)	0.04
Earnings (loss) per share (diluted):	0.11	0.01	(0.13)	(0.06)	0.03
End of period working capital (deficiency):	(815)	(2,806)	(3,081)	(2,102)	(1,180)
Total assets:	16,998	14,553	13,799	13,789	15,501
Long term debt:	4,985	4,232	4,296	1,896	2,060
Total liabilities and minority interest:	12,350	13,066	12,766	9,733	10,202
Share capital:	21,266	21,085	21,089	21,032	20,981
Number of shares (000's omitted):	24,311	23,476	23,490	23,314	23,159
Cumulative translation:	(415)	(277)	(411)	(411)	(408)
Deficit:	(16,268)	(19,321)	(19,645)	(16,565)	(15,274)

The following is a summary of certain selected financial data, based on accounting principles generally accepted in the United States, for the years ended December 31, 2003, 2002, 2001, 2000, and 1999.

Fiscal year ended December 31,
(All in $1,000s except earnings (loss) per share)	2003	2002	2001	2000	1999

US GAAP for periods for which financial statements of the Company are included in this Annual Report

For the period:
Revenues:	$ 21,786	$ 18,519	$ 16,420	$ 16,194	$ 13,943
Net income (loss):	3,053	478	(2,849)	(1,941)	498
Net income (loss) from continuing operations:	3,053	437	(1,928)	(1,013)	622
Earnings (loss) per share (basic):	0.13	0.01	(0.12)	(0.09)	0.02
Earning (loss) per share from continuing operations (basic):	0.13	0.01	(0.08)	(0.05)	0.04
Earnings (loss) per share (diluted):	0.11	0.01	(0.12)	(0.09)	0.02
End of period working capital (deficiency):	(815)	(4,691)	(5,226)	(2,102)	(1,180)
Total assets:	16,928	14,483	13,566	13,268	15,501
Long term debt:	4,985	2,374	2,151	1,896	2,060
Total liabilities and minority interest:	12,350	13,066	12,766	9,733	10,202
Share capital: Number of shares (000's omitted):	20,721 24,311	21,630 23,476	21,634 23,490	21,475 23,314	20,981 23,159
Cumulative translation:	(415)	(277)	(411)	(411)	(408)
Deficit:	(16,268)	(19,900)	(20,378)	(17,529)	(15,588)

The Company has never declared a dividend.

The information includes the results of the operations of the subsidiaries from the date of acquisition.

3B. Capitalization and Indebtedness

Not applicable for annual report filing.

3C. Reasons for the Offer and Use of Proceeds

Not applicable for annual report filing.

3D. Risk Factors

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

  Going Concern. The consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Up until December 31, 2001 the Company incurred significant losses, and had a working capital deficiency, and also had to seek a waiver from its primary lender relating to covenant violations on certain borrowings as at December 31, 2002 (see Note 9 to the Audited Financial Statements - loans payable).

  Fiesta Casino Guayana, C.A. The Company has a 29% equity interest in the Venezuelan operation. The Company is concerned over the continued devaluation of the local currency. However, the operation continues to generate enough cash to meet its monthly obligations. The Company's investment includes advances and receivables for which it expects repayment. The Company wrote down to nil in 2002 all of its contributions characterized as capital. However, the Company fully believes it will recover its advances in their entirety.

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

Item 4 - Information on the Company

4A. History and Development of the Company

  International Thunderbird Gaming Corporation ("the Company").

  Originally incorporated on September 4, 1987.

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

  Important events in the development of the Company's business since January 1, 2003:

  Costa Rica. The Company succeeded in its legal challenge to secure collection of its $677,000 account receivables stemming from past activity. The Company entered into a 50/50 partnership with local investors and it obtained a lease and license and has begun to operate a casino at the Presidente Hotel in downtown San Jose. The Company is advancing its development efforts in Costa Rica. The Fiesta Casino at the Presidente Hotel now has 113 gaming machines and 34 table positions. In addition, the Company and its local 50% Costa Rica partner recently signed an agreement with a multi-national hotel owner-operator to build a casino near the San Jose International Airport. The development rights include the right to own and operate a casino/entertainment/restaurant property. The hotel owner will secure all appropriate construction and operating permits such as the casino license, food and alcohol beverage license, and approval of zoning for the construction and operation. The Company will undertake to construct the building and improvements for a Fiesta casino/entertainment center and the "shell/box" for a Denny's restaurant. The project cost is estimated at $5.3 million, which will result in the addition of 250 gaming machines and 84 new gaming positions. Costa Rica has a population of 3.9 million, a GDP of $32 billion and a per capita GDP of $8,300.

  Guatemala. In March 2003, the Company entered into a seven-year contract with ILAC to continue operations of its video lottery terminals at the Camino Real Hotel in Guatemala City. The Company is entitled to 65% of revenue and will be responsible for all operating expenses while ILAC and the Pediatric Foundation share the remaining 35% of revenue. The Company also leased additional space and added a bar as well as additional video lottery machines. The video lottery saloon at the Camino Real continues to yield consistent and reliable results. Revenues increased a modest 4% in 2003 compared with 2002. However, revenues are up 10% for the 4 months ended April 30, 2004, compared with the same period in 2003, with the addition of 29 machines. The Fiesta Cafe serves drinks and sandwiches, and continues to be well received by the patrons of the Salon. The Company is waiting for the new government to enact regulations before it pursues further locations.

  Nicaragua. In January 2003, the Company entered into an agreement with Hopewell Ltd. to merge its Nicaragua Fiesta Casino operation with Hopewell's Pharoah's Casino. The merger was effective March 1, 2003. The Company's net 20.54% interest in Nicaragua generated net profits of $239,000 in 2003, based on our ten months of combined operations. The Company also recorded in 2003 a one time gain of $830,000 as a result of the merger. The two casinos continue to perform well with its combined 211 slot positions and 114 table positions.

  Mexico. The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company filed a NAFTA claim against the government of Mexico and completed a five day evidentiary hearing on April 30, 2004. The three member international tribunal panel is expected to issue its ruling on the claim within the next several months. The Company pursued the NAFTA claim against Mexico throughout 2003. The Company is fully committed to the NAFTA process and believes that this forum offers a transparent and fair resolution of a meritorious claim. Simply put the Company seeks to have the international tribunal "right a very egregious wrong." The Company's Mexico Skill Game enterprise was well on its way to becoming an anchor business before Mexico illegally shut the operations down. The Company, as the managing and controlling investor hired a well qualified team of lawyers who presented the facts and law in a thorough manner. The case has been arbitrated and is in final briefing, culminating in a decision that will be reached in the next several months. Closing briefs are due June 30, 2004. The Company contributed approximately $200,000 of "in kind services" toward the legal effort through utilization of management time consisting of in house legal and accounting work. In addition, by the conclusion of the case, the Company and its investors will have contributed $618,000 of cash for outside legal fees, tribunal fees and miscellaneous costs. The Company's portion of this cash contribution is $263,000.

Chile. The Company opened a "development office" in Chile to pursue opportunities pending legislation that authorizes the establishment of additional gaming licenses. New casino legislation in Chile continues to advance. When approved, the law will allow for at least 11 new licenses to be granted. The Capitol City of Santiago is the only market that will be excluded from having casinos. In its current form, the new casino legislation provides that all new licenses will be subject to a public bid process taking into account clearly defined parameters. The Company has advanced its proposed project in the southern city of Rancagua by signing a contingent agreement to secure a prime real estate location on a major thoroughfare for the development of a casino and hotel. Rancagua has an urban population of 235,000 and is a regional service center for another 800,000 people from Chile's 6th Region. This is the second such agreement that Thunderbird has signed in Chile. The first is for the southern city of Talca. The Company continues on a course of locating and securing strategic casino sites in order to present comprehensive tourist projects within the bidding process. Negotiations are ongoing with strategic Restaurant and hotel partners.

Panama. In April 2003, the Company opened the DeCameron Beach Casino in Panama. It also implemented a player tracking system in Panama which positively impacted slot revenues and profitability. A remodel and expansion of the property in David, Panama was completed. The Company built and began to operate separate "for profit" bars in David and the El Panama properties. With the addition of significant competition in the Panama market the Company is experiencing fierce competition.

  Over the past three financial years, the Company has made the following significant capital expenditures: Expansion of its Panama operations; development of new operations in Mexico (initiated operations in Laredo and Reynosa in February 2001 and August 2001, respectively), Nicaragua (initiated operations in February 2001), Venezuela (initiated operations in August 2001) and Costa Rica.

  The Company through its 29% effective equity investment in Fiesta Casino Guayana is in the process of building out a 20,000 square foot Events Center in the InterContinental Hotel Guayana. The Events Center shall have a dual purpose: (1) to enhance Hotel marketability and (2) to host casino special events, concerts and sporting events. The total capital expenditures for this project are estimated to be approximately $3 million and at the time of this filing, the center is estimated to be completed within two months. The source of the funds to build out the location is through investor contributions and financing secured with a bank in Venezuela.

In June 2002, Thunderbird Panama began an expansion of its casino in the El Panama Hotel. This expansion was completed in 2003 and added approximately 1,000 square meters of gaming and entertainment space, including 120 new slot machines, 5 table games and a facility for live music and shows. In addition, the existing bar will be converted to a restaurant. The expansion also includes the addition of a Race and Sports betting facility. The total capital expenditures for this project were approximately $3 million. The source of the funds to complete this project came from financing secured with a bank in Panama.

  The Company is currently focused on developing its operations in Costa Rica, relying primarily on private funding sources. Estimated costs for expansion are approximately $5 million. In addition to Costa Rica, the Company has a development office in Chile to pursue opportunities in that area. To date, the Company's 50% interest from development expenses are approximately $300,000. The Company is funding its share with cash flow from operations, as well as performing "in kind" consulting services to the development project.

  Not applicable.

4B. Business overview

1.     International Thunderbird Gaming Corporations' ("The Company") primary business activity is the provision of services to the gaming industry. The Company is, or has been involved in the following business activities:

  Managing gaming operations under a Casino Administration and Operations contract dated January 29, 1998, at six (2002 - five) casinos in the Republic of Panama in which the Company also has a 50% interest;

  Managing a video lottery operation in Guatemala, on a revenue and net profit sharing basis, under a Service and Supply agreement which expired in October 2002. In March 2003, the Company entered into a new five year agreement whereby the Company receives 65% of the net wins, which is defined as total revenues less awards paid and taxes withheld from award winners, and incurs 100% of the operating costs. The agreement expires in March 2008;

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

  Jointly managing a gaming operation in Nicaragua with Hopewell Limited, S.A. ("Hopewell"). In March 2003, the Company entered into an agreement to merge the Company's gaming operations in Nicaragua with the gaming operations of Hopewell. The Company now owns a 20.54% equity interest in the merged entity;

  Managing a gaming operation in Costa Rica, of which the Company retained a 50% interest in October 2003; and

  Managing a casino in Venezuela, which opened in August 2001, in which the Company has a 29% equity interest.

  The Company actively evaluates new opportunities presented or identified from time to time in the gaming industry. The relative importance of each business is based on the revenues generated from each segment.

2.     Major Revenue Sources:

The following table outlines the consolidated revenues of the Company by category for the fiscal years ended December 31, 2003, 2002 and 2001:

Revenues by Category	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001

Continuing operations:
Revenue sharing revenues:	$ 151,000	$ 1,088,000	$ 1,239,000
Casino operations:	21,635,000	17,431,000	15,181,000

Total:	$ 21,786,000	$ 18,519,000	$ 16,420,000

The following table outlines the revenues of the Company by subsidiary for the fiscal years ended December 31, 2003, 2002 and 2001 for each operating subsidiary.
Revenues by Subsidiary	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Continuing operations:
Thunderbird Greeley Inc. (Thunderbird Greeley)	$ 0	$ 12,000	$ 109,000
International Thunderbird Gaming (Panama) Corporation	18,003,000	14,717,000	13,253,000
Thunderbird de Guatemala, S.A. & Other	3,326,000	1,762,000	1,645,000
Fiestacasinos.com	---	---	45,000
Thunderbird de Nicaragua S.A.	266,000	2,028,000	1,368,000
Thunderbird de Costa Rica, S.A.	191,000	---	---

Total:	$ 21,786,000	$ 18,519,000	$ 16,420,000

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

As of January 1, 2000, International Thunderbird Gaming SRL assigned Thunderbird Greeley its rights in the revenue share contract with the Table Mountain Tribe. Thunderbird Greeley continued to collect revenues under this contract until first quarter 2001.

In August 2001 Thunderbird Greeley entered into a revenue share agreement with EDM-Reynosa.

The following is a breakdown of Thunderbird Greeley's revenues:

Revenues of Thunderbird Greeley	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001

Revenue sharing revenue (continuing operations):	$ 0	$ 12,000	$ 109,000

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

The Company's 50% interest in the revenues of Panama is as follows:

Revenues of Thunderbird Panama	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001

Casino Operations:	$ 18,003,000	$ 14,717,000	$ 13,253,000

Thunderbird de Guatemala, S.A. & Other

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

Marketing and Competition

Operations commenced on February 4, 1998 at the Camino Real Hotel, Guatemala City's premier hotel. The facility is 700 square meters and houses 279 video gaming machines. As in Panama, Thunderbird Guatemala's customer base is predominantly made up of the local population. The Company engages in a relatively modest marketing effort. This facility is the only government sanctioned video lottery operation in the country. The only other gaming operation is one large bingo parlor.

Thunderbird de Guatemala's revenues are as follows:

Revenues of Thunderbird de Guatemala & Other	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001

Revenue Sharing revenues:	$ 151,000	$ 1,076,000	$ 1,130,000
Casino Operations:	3,044,000	686,000	515,000
Thunderbird de Guatemala	3,195,000	1,762,000	1,645,000

Other:	131,000	---	---

Total:	$ 3,326,000	$ 1,762,000	$ 1,645,000

Thunderbird De Nicaragua merged into Buenas Esperanza Limitada.

During 2000, the Company, through its subsidiary Thunderbird De Nicaragua, leased space under a five-year lease, with an option for another five years in the Hotel Intercontinental, Managua, Nicaragua, and commenced demolition and renovation. The casino opened in February 2001 with 77 table positions and 37 machines in operation. At the end of December 31, 2002, the Company owned a direct 74% interest in the subsidiary and an additional 5% interest through Thunderbird Panama, for a combined ownership interest of 79%. In March 2003, the Company merged its operation with Hopewell Ltd's Pharaoh's Casino and now owns a 21% share in the merged operation. For the ten (10) months ended December 31, 2003, the merged operations generated gross revenues of approximately $6.4 million.

Revenues of Thunderbird De Nicaragua	Year Ended December 31,2003	Year Ended December 31, 2002	Year Ended December 31, 2001

Casino Operations:	$ 266,000*	$ 2,028,000	$ 1,368,000
* Revenues for the two (2) months ended February 28, 2003

Thunderbird de Costa Rica S.A.

The Company succeeded in its legal challenge to collect its $677,000 account receivables stemming from past activity. The Company entered into a 50/50 partnership with local investors and it obtained a lease and license and has begun to operate a casino at the Presidente Hotel in downtown San Jose. The Company is advancing its development efforts in Costa Rica. The Fiesta Casino at the Presidente Hotel now has 113 gaming machines and 34 table positions. In addition, the Company and its local 50% Costa Rica partner recently signed an agreement with a multi-national hotel owner-operator to build a casino near the San Jose International Airport. The development rights include the right to own and operate a casino/entertainment/restaurant property. The hotel owner will secure all appropriate construction and operating permits such as the casino license, food and alcohol beverage license, and approval of zoning for the construction and operation. The Company will undertake to construct the building and improvements for a Fiesta casino/entertainment center and the "shell/box" for a Denny's restaurant. The project cost is estimated at $5.3 million, which will result in the addition of 250 gaming machines and 84 new gaming positions. Costa Rica has a population of 3.9 million, a GDP of $32 billion and a per capita GDP of $8,300.

Revenues of Thunderbird de Costa Rica	Year Ended December 31,2003	Year Ended December 31, 2002	Year Ended December 31, 2001

Casino Operations:	$ 191,000	---	---

3.     The Company's gaming business has no "true" seasonality. The elements that most affect our revenues include local economic and political climates.

4.     Not applicable.

5.     As previously noted, the six casinos in Panama, and the casino in Guatemala, are located in large hotels. And while they do benefit from some tourist traffic, the overall customer base is primarily made up of the local population. Marketing for the most part focuses on this local population and utilizes newspapers, local radio and television, billboards, direct mail and special events (tournaments and give-a-ways) to attract customers.

6.     The Company's financial health is heavily reliant on the following licenses and financial contracts:

Panama The Company, through its subsidiary, International Thunderbird Gaming (Panama) Corporation, was successful in its January 1998 bid for the Group "A" package consisting of six complete casino licenses within the Republic of Panama. A complete casino license offers a combination of gaming tables and Type A slot machines, along with any other combination of gaming or gambling devices. The Company through Thunderbird Panama now operates six casinos in the Republic of Panama under the name "Fiesta Casinos" under a renewable 20-year concession. The six casinos operate in the El Panama Hotel, Hotel Soloy, Hotel Nacional, Hotel Washington, Hotel Guayacanes and Hotel Decameron.

Guatemala In September 1997, the Company, through its subsidiary, Thunderbird de Guatemala, entered into an agreement with Public Gaming Research Institute, Inc. ("PGR"), and its wholly owned subsidiary, Institute for the Lotteries of Latin America and the Caribbean ("ILAC"), to supply and manage gaming machines for gaming facilities in Central America. PGR, through ILAC, has been issued a license to operate lottery establishments and PGR selected the Company to supply machines under a revenue sharing agreement for a term of five years. Operations commenced in February 1998 at the Camino Real Hotel in Guatemala City. In 2003, the Company entered into a seven-year agreement with ILAC to continue operations of its video lottery terminals at the Camino Real Hotel in Guatemala City.

Nicaragua During 2000, the Company, though its subsidiary Thunderbird de Nicaragua, leased space under a five-year lease, with an option for another five years in the Hotel InterContinental, Managua, Nicaragua, and commenced demolition and renovation. The casino opened in February 2001 with 77 table positions and 37 machines in operation. At the end of December 31, 2002, the Company owned a direct 74% interest in the subsidiary and an additional 5% interest through Thunderbird Panama, for a combined ownership interest of 79%. The Company through Thunderbird de Nicaragua operates a casino in the Republic of Nicaragua under the name Fiesta Casinos. In March 2003, the Company merged its operation with Hopewell Ltd's Pharaoh's Casino and now owns a 20.54% share in the merged operation.

Venezuela The Company, through its investment in South America Entertainment Investment owns a 29% interest in Fiesta Casino Guayana C.A., and operates a casino in the InterContinental Hotel in Guayana, Venezuela. During 2000, the Company leased space in the Hotel InterContinental Guayana in Guayana, Venezuela, and pursued a gaming license for the property. The facility opened on August 16, 2001 with approximately 115 table positions and 100 slot machines. The size of the casino can be expanded to 24,000 square feet, should market demand warrant such an expansion. The term of the lease is ten years from August 2000, with an additional ten-year option to renew subject to renegotiation of major terms. As part of the agreement, the casino has secured the right to build and operate a 20,000 square foot Events Center. The Events Center shall have a dual purpose: (1) to enhance hotel marketability and (2) to host casino special events, concerts and sporting events. Management believes that the Events Center will give the casino and hotel operations a unique strategic advantage. The Company accounts for the investments on an equity basis, based on its respective ownership percentage.

Costa Rica The Company through its 50% ownership of Thunderbird De Costa Rica operates the Fiesta Casino at the Presidente Hotel in San Jose, Costa Rica. The facility commenced operations under new ownership on October 1, 2003 with approximately 34 table positions and 113 slot machines. The Company negotiated a five year lease term for the facility, beginning October 1, 2003 to September 30, 2008.

7.     The Company's products compete against those of other established companies, some of which have greater financial, marketing, and other resources than those of the Company. These competitors may be able to institute and sustain price wars, or imitate the features of the Company's products, resulting in a reduction of the Company's share of the market and reduced price levels and profit margins. In addition, there are no significant barriers to new competitors entering the marketplace. Including Thunderbird Panama, there are five major gaming companies in Panama. Crown Casinos operates three casinos in Panama City, which in aggregate consist of approximately 50 table games and 300 slot machines. Gaming and Services Corporation operates approximately 14 slot parlors throughout Panama City. Lucky Games operates several slot parlors, which in aggregate, consist of approximately 400 to 500 slot machines. Equus Gaming Corporation operates a racetrack.

8.     The Company's business can be materially affected by the various governing regulatory bodies in the jurisdictions where it operates. The ability to sell or place Gaming Machines in any country is dependent upon the regulatory authorities of various levels of government. The rulings made by the governments continue to fluctuate and are dependent upon a number of political, economic and public-oriented factors. The Company is dependent upon the government ruling in favor of allowing casino gaming and specifically VGTs and slot machines in their jurisdiction. Adverse government rulings may have a significant impact on the Company's ability to generate revenue. A case in point is what happened to the Company in Mexico, as described earlier under "important events" in section 4A of this report filing.

4C. Organizational Structure

The Company is a holding company that provides financial and managerial resources to its operating subsidiaries. It carries out its business through its operating subsidiaries. The Company owns and manages the following wholly or partially owned subsidiaries (the "Subsidiaries"):

Name of Subsidiary	Percentage of Voting Shares Beneficially Owned or Controlled by the Company	Date of Incorporation	Jurisdiction of Incorporation
Thunderbird Carolina Inc.	100%	Dec. 22, 1989	North Carolina
Thunderbird Gaming Inc.	100%	March 30, 1992	British Columbia
Thunderbird Greeley, Inc.	100%	Jan. 14, 1994	Colorado
International Thunderbird Gaming SRL	100%	March 7, 1996	Barbados
Thunderbird Development, Inc.	100%	March 19, 1996	California
International Thunderbird Gaming (Panama) Corp	50%	Nov. 25, 1996	Panama
Thunderbird (Barbados) Inc.	100%	Jan. 27, 1997	Barbados
International Thunderbird Gaming - Nova Scotia	100%	June 23, 1997	Nova Scotia
Thunderwatch Partnership	100%	July 2, 1997	British Columbia
Camino Real (BVI) Investments Ltd.	100%	August 29, 1997	British Virgin Islands
International Thunderbird (BVI) Ltd.	100%	August 29, 1997	British Virgin Islands
International Thunderbird Brazil (BVI) Ltd.	100%	Oct. 2, 1997	British Virgin Islands
Thunderbird de Guatemala, S.A.	100%	Oct. 15, 1997	Guatemala
Thunderwatch (Barbados) Inc.	100%	Oct. 16, 1997	Barbados
Thunderbird do Brazil, S.A.	100%	Oct. 30, 1997	Brazil
Thunderbird Panama (BVI) I Ltd.	79%	April 22, 1998	British Virgin Islands
Thunderbird Panama (BVI) II Ltd.	100%	April 22, 1998	British Virgin Islands
Juegos de Mexico Inc.	100%	June 23, 2000	British Virgin Islands
Skill Game Equipment (BVI) Limited	100%	July 14, 2000	British Virgin Islands
Servicios de Destreza S.A.	100%	July 31, 2000	Mexico
Casino Pajaro Trueno S.A.	50%	August 9, 2000	Costa Rica
South American Entertainment Investment	100%	Jan. 11, 2000	British Virgin Islands
GFN Finance Corporation	50%	April 4, 2001	British Virgin Islands
Thunderbird Entertainment S.A.	100%	July 3, 2003	Panama
Immobiliaria Bilbao	50%	Jan. 8, 2001	Panama
Thunderbird de Costa Rica S.A.	50%	Oct. 8, 2003	Costa Rica
Thunderbird Chile S.A.	50%	June 19, 2003	Chile
Inmobiliaria Piedra Dorada S.A.	50%	Oct. 27, 2000	Costa Rica

All of the subsidiaries were held directly by the Company or indirectly through another subsidiary. None of the subsidiaries have any non-voting shares outstanding.

The Company has investments in the following entities:

Name of Entity	Percentage of Voting Shares Owned by the Company	Date of Incorporation	Jurisdiction of Incorporation
Entertainmens de Mexico -Nuevo Laredo-SRL	33.3%	Nov. 7, 2000	Mexico
Entertainmens de Mexico-Matamoros- SRL	37.18%	Dec. 15, 2000	Mexico
Entertainmens de Mexico-Reynosa SRL	40%	June 5, 2001	Mexico
Fiesta Casino Guayana C.A.	29.36%	April 2000	Venezuela
Buena Esperenza Limitada S.A.	20.54%	Nov. 25, 1999	Nicaragua

4D Property, Plant and Equipment

The Company currently occupies 12155 Dearborn Place, Poway, California. The property currently provides office space for management, administration, investor relations and accounting employees.

Thunderbird Guatemala leases space for its office located at Murano Center, 14th St 3-51 Zone 10, Guatemala.

The Thunderbird-Panama office is located at Calle Alberto Navarro, El Cangrejo, Apartado 87-0558 Zona 7, Panama City, Panama.

Panama Leases:	Soloy Hotel Property
El Panama Hotel Property
Washington Hotel Property
Nacional Hotel Property
Guayacanes Hotel Property
Decameron Hotel Property

The Nicaragua office is located at Hotel Intercontinental Managua, Octava Calle Suroeste No. 101, and P.O. Box 3278, Managua, Nicaragua.

Nicaragua Lease:	Hotel Intercontinental Managua Property

Buena Esperanza Limitada leases space for its Fiesta Casino under a five-year lease, with an option for another five years in the Hotel InterContinental, Managua, Nicaragua. The operation has 14 black jack positions, 35 Fiesta poker positions, 12 roulette positions and 45 slot machines in the 300 square meter facility.

The Venezuela office is located at Avenida las Americas, Torre Loreto, P.H., Puerto Ordaz, Estado Bolivar, Venezuela.

The Thunderbird Costa Rica office is located at 100 Meters West and 400 Meters North of ICE Sabana, P.O. Box 440-1100, San Jose, Costa Rica.

Costa Rica Lease:	El Presidente Hotel Property

In the aggregate, the 100% financial commitment for the office and casino space leases for the twelve months ended December 31, 2003 is $3.9 million, of which $1.9 million is included in the consolidated results of the Company.

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

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

Amounts receivable:

	2003	2002
Costs recoverable from third party participation in Guatemalan operation (a)	-	161
Apuestas Continentales, S.A. (b)	408	408
The Fantasy Group (c)	217	-
Fiesta Juegos de Costa Rica (d)	-	269
Hopland Band of Pomo Indians (e)	388	625

(a) Costs recoverable from third party participant in Guatemalan operation:

The Company was eligible to recover leasehold improvement costs incurred for the Guatemalan operations from a third party participant in the Guatemalan revenue and net profit sharing agreement ("Profit Share Agreement"). The amounts were collectible on a monthly basis from the third party's share of revenue and net profits from the operations. The costs recoverable were non-interest bearing. During fiscal 2000, the third party ceased reimbursing these costs and was disputing eligibility for reimbursement of certain of these costs under the agreement. An arbitration proceeding concerning this dispute was completed in March 2002. At December 31, 2002, the amounts were written down by $369,000 to the amount awarded by the arbitrator of $161,000, which was collected in 2003. In addition to the Company's claim for reimbursement of the leasehold improvement costs, the Company claimed in the proceeding that the expiration of the Profit Share Agreement, entered into in October 1997, should be extended past the five year contract term of October 2002 as operations did not commence until February 1998. The arbitrator in his ruling decided in favor of the Company with regard to the extension.

(b) Apuestas Continentales, S.A.:

The Company has a promissory note dated March 1, 2000 for the sale of gaming machines to Apuestas Continentales, S.A. ("Apuestas"). The note is non-interest bearing, with 24 monthly payments of $22,000 beginning April 1, 2001 and maturing on March 1, 2003. Apuestas has not made any payments as required under the terms of the note during fiscal 2002 or 2001. The Company entered into discussions with Apuestas as payments have not been received as required under the terms of the note. In the absence of reaching settlement with Apuestas, the Company filed a lawsuit in Costa Rica and was successful in embargoing 300 gaming machines to secure the repayment of the note, plus costs.

(c) The Fantasy Group, S.A.

The Company has an unsecured promissory note dated June 4, 2003, with 48 monthly payments of principal and interest of $5,200, beginning March 2004. The president and principal of The Fantasy Group, S.A., is coordinating the Company's efforts to establish its operations in Chile.

(d) Fiesta Juegos de Costa Rica S.A.:

On August 23, 2001, the Company sold its gaming subsidiary, Fiesta Juegos de Costa Rica S.A. ("Fiesta Juegos"), to a third party for proceeds consisting of a note receivable for $269,000, resulting in a gain on sale of $203,000 which has been deferred at December 31, 2001. The gain will be recognized in income as the note receivable is collected. The note receivable bears interest at 12%, with monthly payments consisting of 25% of the net income from the operations of Fiesta Juegos, beginning the earlier of 45 days after Fiesta Juegos achieves positive cash flows from operations or November 1, 2001. In 2002, the Company entered into discussions with the purchaser of Fiesta Juegos as payments have not been received as required under the terms of the note. In the absence of settlement, the Company filed a lawsuit in Costa Rica. During 2003, the Company negotiated a 50% interest in the gaming operation in Costa Rica as part of its recovery. This interest is held in Thunderbird de Costa Rica. In addition to its interest, the Company received approximately $60,000 in cash towards the note.

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

Going Concern:

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Up until December 31, 2001 the Company incurred significant losses, and had a working capital deficiency, and also had to seek a waiver from its primary lender relating to covenant violations on certain borrowings as at December 31, 2002.

Since July 2001, the Company has been working to develop future profitable operations and improve the working capital position of the Company. During the year ended December 31, 2001, the Company refocused its efforts toward the operation and profitability of current facilities as opposed to the development of new facilities. As a result, the Company reduced its development and support staff and related expenses. In addition, the Company reduced its staff levels in the Republic of Panama and refinanced a portion of its debt. As a result of these efforts, the Company has now reached profitable operations, has significantly reduced its working capital deficiency, and is currently not in violation of any debt covenants.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when they become due is dependent on the success of its core operations. Management believes that the core operations in Panama and Guatemala, in conjunction with the expected increase in profits from the Company's investments in Nicaragua and Costa Rica, which commenced operations in the current year, has mitigated the adverse conditions and events which created the current $815,000 (2002 - $2.8 million) working capital deficiency.

These financial statements do not reflect adjustments that would be necessary if the Company is unable to continue as a going concern. If the going concern assumption is not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net income, and the balance sheet classifications used.

Capital assets:

At December 31, 2003, the Company has $7,426,000 (2002 - $7,709,000 ) in carrying value of fixed and intangible assets. Intangible assets primarily relate to the gaming license for Panama. Management of the Company periodically assesses the amortization periods and potential for impairment in the carrying value of theses assets after consideration of expected future use and utilization, projected cash flows and other indicators of value. When the fair value of the specific asset is less than the carrying value, an impairment charge is recorded for the differences. In the future, events or conditions could arise that are outside of the Company's control, including changes in economic environments, competition, customer demands and regulations which could impact such assets fair value. In addition, changes in management's business objectives or plans could also result in an impairment charge.

Investment in and advances to equity investees:

At December 31, 2003, the Company has $1,665,000 (2002 - $430,000) in carrying value of equity investments in Nicaragua and Venezuela (2002 - Venezuela only). The investments in and advances to equity investees are accounted for using the equity method. Under the equity method, the original cost of the investee is adjusted for the Company's share of post-acquisition earnings or losses and is reduced for dividends received. Management of the Company periodically assesses the potential for impairment in the carrying value of theses assets after consideration of expected future profitability, projected cash flows and other indicators of value. When the fair value of the specific asset is less than the carrying value, an impairment charge is recorded for the differences. In the future, events or conditions could arise that are outside of the Company's control, including changes in economic environments, competition, customer demands and regulations which could impact such assets fair value. In addition, changes in management's business objectives or plans could also result in an impairment charge.

5A. Operating Results:

Selected Consolidated Financial Information.

The tables set out below set forth selected consolidated financial data. Such data is derived from the consolidated financial statements of the Company, which have been audited by Davidson & Company, Chartered Accountants.

The selected financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto. Additional information relating to the Company, including the Company's AIF, is on SEDAR at www.sedar.com.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). (All in US $000's except earnings per share).

	Audited (1) Fiscal Year ended December 31
For the Period:	2003	2002	2001
Revenue	21,786	18,519	16,420
Net income (loss)	3,053	324	(3,080)
Earnings (loss) per share - basic	0.13	.01	(0.13)
Earnings (loss) per share - diluted	0.11	.01	(0.13)
End of period working capital (deficiency)	(815)	(2,806)	(3,081)
Total assets	16,998	14,553	13,799
Long term debt (2)	4,985	4,232	4,296
Total liabilities	12,201	13,066	12,766
Share capital (3)	21,266	21,085	21,089
Foreign exchange adjustment	(415)	(277)	(411)
Deficit	(16,268)	(19,321)	(19,645)
Notes:	(1) Under Canadian GAAP.
	(2) Excludes the current portion of the long-term debt.
	(3) The Company has authorized issuance of two classes of shares (preferred and common) but has only one class of shares issued and outstanding, being common shares.

No dividends were paid during the periods reported above.

	2003				2002
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	5,989	5,435	5,231	5,131	5,306	4,252	4,511	4,450
Income (loss) from continuing operations	989	704	684	676	450	(63)	(154)	50
Net income (loss)	989	704	684	676	469	(74)	(121)	50
Earnings (loss) per share - basic	0.04	0.03	0.03	0.03	0.02	Nil	(0.01)	Nil
Earnings (loss) per share - diluted	0.03	0.02	0.03	0.03	0.02	Nil	(0.01)	Nil

Comparison of Results of Operations - Fiscal Year ended December 31, 2003 Compared to Fiscal Year Ended December 31, 2002.

Revenues for the year 2003 from continuing operations were $21.8 million, an increase of 18% over 2002 revenues from continuing operations of $18.5 million. In March 2003, the Company merged its majority owned Nicaragua entity with a local competitor and obtained a net 20.54% interest in the merged operations. The Company now records the results of the Nicaragua operations using the equity method, recording only the Company's share of the net earnings in its Statement of Operations under "equity gain in equity investees." During the year 2002, the Company fully consolidated the assets, liabilities, revenues and expenses of its Nicaragua entity. Therefore, the Company recorded 2 months of Nicaragua revenues in 2003, prior to the merger, compared to 12 months in 2002. Also in March 2003, the Company obtained a new agreement related to its operations in Guatemala. The original agreement allowed for a revenue share, where direct operating expenses were deducted from revenue prior to distribution to the participants. The current treatment allows for revenues to be distributed without deduction, as the Company assumed responsibility for 100% of all operating expenses, pursuant to the terms of the new agreement. The new agreement has a favorable impact with the way the Company reports its revenues in Guatemala and a negative impact with regards to operating costs.

Net income for the year was $3.1 million compared with $0.3 million in 2002. General and Administrative expenses increased 5% from $6.7 million in 2002 to $7.0 million in 2003. The overall net increase in G&A expenses reflects the additional costs associated with new operations in Costa Rica, the additional expenses from the Fiesta Cafe in Guatemala and expansion in Panama, as well as elevated rent expense resulting from revenue participation in certain of the Panama leases. The contrary effects of the Nicaragua and Guatemala events of March 2003, explained above, offset some of the impact of the increased expenses associated with the new operations and expansion. The company doubled its pre-opening and development expenses in 2003 compared to 2002. The costs in 2003 are related primarily to the new casino in the Hotel Decamaron in Panama, of which the Company's 50% interest is $177 thousand, and the Company's 50% interests in its Chile development, which was $130 thousand at the end of 2003. Management continues to pursue opportunities that will strengthen the financial condition of the Company.

The Company recorded a one time gain of $830 thousand in 2003 related to its investment in Nicaragua and the March 2003 merger, which is mentioned above. There is also in the 2003 results, the $311 thousand net impact of the Company's settlement with one of the California Indian tribes. The settlement was for $430 thousand, all of which has been received, before legal and consulting fees. The Company has no additional pending issues with any California Indian tribes.

The Company's equity gain of $116 thousand for 2003 includes a $302 thousand gain from its Nicaragua investment. Of this amount, $63 thousand belongs to minority interests. The Company also advanced and wrote down the $186 thousand it expended as part of its contribution to the NAFTA claim against the Mexico government. The Company projects an additional $76 thousand will be advanced and expensed in 2004, as the trial before the arbitrators took place at the end of April 2004.

In 2003, the Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $6.9 million or $0.29 per share, compared to $3.9 million or $0.17 per share in 2002. The growth in EBITDA is a result primarily of increased operating profits and the realization of one time gains. EBITDA before the impact of one time gains was $5.8 million or $0.24 per share in 2003 compared to $4.1 million or $0.17 per share in 2002. Earnings per share from continuing operations was $0.13 ($0.11 diluted) in 2003 compared to $0.01 in 2002.

Comparison of Results of Operations - Fiscal Year ended December 31, 2002 Compared to Fiscal Year Ended December 31, 2001

Revenues for the year 2002 from continuing operations were $18.5 million, an increase of 13% over 2001 revenues from continuing operations of $16.4 million.

Net gain for the year was $324,000 compared with a loss of $3.1 million in 2001. General and Administrative expenses decreased 6% from $7.4 million in 2001 to $7.0 million in 2002. The decrease in G&A expenses reflects cost savings from reduced payroll, staff, audit fees and corporate rent.

In 2002, the Company incurred a total of $745,000 in income taxes compared with $791,000 in 2001. The increase in the expense for depreciation is directly related to the increased capital assets associated with the expansion in Panama.

In 2002, the Company achieved EBITDA before discontinued operations (Earnings Before Interest, Taxes, Depreciation and Amortization) of $3.9 million or $0.17 per share, compared to $1.3 million or $0.05 per share in 2001. The growth in EBITDA is a result primarily of increased revenues. Earnings per share from continuing operations was $0.01 in 2002 compared to a loss of $0.08 in 2001.

Cash provided by continuing operations increased to $2.8 million for the year ended December 31, 2002 from $2.1 million for the year ended December 31, 2001. The Company's cash flow from operations consists primarily of cash flows from its joint venture interest in the Panama Fiesta Casinos and Guatemalan revenue sharing arrangements. Cash and cash equivalents decreased to $1.2 million at December 31, 2002 from $1.5 million at December 31, 2001. The working capital deficiency of $3.1 million at the end of 2001 has been reduced to $2.8 million at the end of 2002. The decrease in the deficiency is due, in part, by renegotiating debt, moving portions to long term, and collecting certain receivables which were previously classified as long term. Total long-term debt and capital lease obligations at December 31, 2001, were $4.3 million and has decreased to $4.2 million at December 31, 2002. The reason for such an insignificant change is due to additional debt incurred in Panama to finance that expansion. During the year ended December 31, 2002, the Company renegotiated the terms of two of its loans in which it was previously in arrears and/or in default, such that at December 31, 2002, the Company is no longer in arrears in payments or in default in respect of any loans.

5B. Liquidity and Capital Resources.

Cash provided by continuing operations increased to $3.9 million for the year ended December 31, 2003 from $2.8 million for the year ended December 31, 2002. The Company's cash flow from operations consists primarily of cash flows from its joint venture interest in the Panama Fiesta Casinos and Guatemalan revenue sharing arrangements. Cash and cash equivalents increased to $2.2 million at December 31, 2003 from $1.2 million at December 31, 2002. The Company used $1.9 million for expenditures on capital assets in 2003. These purchases included a corporate office building in Panama, as well as costs for expansion in Panama, such as leasehold improvements on new properties, and new gaming machines for Panama, Guatemala and Costa Rica. The working capital deficiency of $2.8 million at the end of 2002 has been reduced to $0.8 million at the end of 2003. The substantial decrease in the deficiency is due primarily to increase profitability and improved cash flow of the consolidated operations. Total long-term debt and capital lease obligations at December 31, 2002, were $4.2 million and has increased to $5.0 million at December 31, 2003. The reason for the increase is the assumption of an additional $800 thousand loan to fund certain development activity.

The Company raised $181 thousand during the year ended December 31, 2003 by way of issuance of shares on exercise of options.

The Company anticipates paying its obligations and working capital deficiency from cash flow generated from operations and collection of amounts receivable and recoverable. The Company currently does not plan to raise capital by the issuance of shares in the near future.

The Company intends to fund its development projects via a combination of commercial bank loans and the funding by private investors.

As of December 31, 2003, the Company had outstanding share options exercisable for up to 2,526,984 common shares at prices ranging from CDN$0.08 to CDN$1.19 per share. If all share options are exercised, to which no assurance can be given, 2,526,984 common shares would be issued generating proceeds of CDN$962 thousand.

5C. Research and Development, Patents and Licenses, etc.

The Company expenses all development costs as they are incurred. These costs relate to the identification of gaming locations and development of the locations prior to opening. For the year ended December 31, 2003, the Company expensed $536,000 (2002 - $267,000). For the year ended December 31, 2001, the Company expensed $1,573,000, including amounts reflected in the loss from associated companies. For the year ended December 31, 2000 the Company expensed $1,316,000. Over the past three (3) financial years, the Company has committed financial resources to developing casino operations in Mexico, Nicaragua, Costa Rica, Venezuela and Chile.

The Company's business model is now well defined: diversify operations across a number of different partners, properties and jurisdictions; and commit the minimum level of financial capital consistent with maximizing returns. The Company will continue to focus on developing markets to take advantage of greater market share with lower capital costs. The net worth of the Company in the past years has been comparatively low and not a factor allowing financing of growth. Neither has there been any contribution of new equity from shareholders for several years. This has required that the growth occur in the context of a high risk and highly leveraged business model. Management believed and continues to believe dilution through contribution of new equity does not make sense at current share prices. Consequently, the Company has been and will continue for some time to be built through high interest rate, short term loans.

5D. Trend Information

The Company constantly monitors the competitive landscape in the various countries in which it operates, as wells as those countries where potential development is viable. The Company enjoyed a very profitable operation in 2003 with significant revenue growth. This trend continues through the first five (5) months of 2004. The significant factors which might impact operations include the effects of foreign exchange, economic and political changes in the indigenous countries and new competitors in the market. At this time, management does not believe that any of these factors amount to trends, which might have a material impact on the Company's operations. The Company continues to reduce its working capital deficiency by extinguishing old debt with the excess cash flow from profitable operations. The unaudited financial statements as of March 31, 2004, reflect a working capital deficiency of $492,000, which is an improvement over the 2003 year-end amount of $815,000 (2002 - $2.8 million).

5E. Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

5F. Contractual Obligations

As of December 31, 2003 (000's omitted)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt obligations	5,776	1,464	2,509	1,441	362
Capital lease obligations	15	8	7	0	0
Operating lease obligations	4,284	919	1,715	1,650	0
Other long-term liabilities	885	219	137	120	409
Total	10,960	2,610	4,368	3,211	771

In addition to the above, Thunderbird Panama is committed to pay minimum annual rentals for two of the casinos equal to 9% of the net win less the income participation payable to the Government of the Republic of Panama.

Thunderbird Panama is committed to pay the Government of the Republic of Panama an annual minimum income participation equal to $4,216,000 in the first year, which increases by 2% per year, or 10% of Thunderbird Panama's gross income, whichever is higher. This commitment commenced in August 1998, on the opening of the first casino in the Republic of Panama and related payments commenced shortly thereafter. Amounts paid under the agreement by Thunderbird Panama were $4,851,400 in 2003 (2002 - $4,539,868). The Company recorded its 50% interest in its consolidated financial statements.

Thunderbird Panama is committed to pay a 2% profit interest, defined as gross revenue less operating expenses, in the Panamanian operations to a third party. The Company is committed to pay to a third party $13,000 each month while operations continue in the Republic of Panama commencing July 1999, for a maximum of 10 years.

5G. Safe Harbor

Caution: The information provided herein contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include political and economical concerns adversely impacting the Company's ability to conduct its operations in certain developing countries, market conditions, foreign exchange exposure, competitive and political intervention and unforeseen difficulties that could affect revenues and costs.

INTENTIONAL SPACING FOR PRESENTATION PURPOSES

Item 6 - Directors, Senior Management and Employees

6A. Directors and Senior Management

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current positions with the Company and their principal occupations during the past five years.

Name and Municipality Of Residence	Principal Occupation for Previous Five Years

Jack R. Mitchell (1)(2) Panama City, Panama President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company since April 1997; Partner, Mitchell & Skola from 1986 to March 1997, a law firm in San Diego, California.
Albert W. Atallah(2) El Cajon, California USA General Counsel, Chief Operating Officer and Director	General Counsel to the Company since July 1997; Private practice in California and Michigan from 1981 to present; Certified Tax Specialist; LLM Taxation; BBA University of Michigan.
Clay Hardin Estes Park, Colorado USA Vice President-Operations	Vice President, Operations of the Company since April 1997; President, Gaming Resources International, Inc. from October 1995 to March 1997.
Booker T. Copeland III Vista, California USA Chief Financial Officer Corporate Secretary	Corporate Accounting Manager to the Company from 1999 to 2001; Corporate Controller from 2001 to 2002; Chief Financial Officer and Corporate Secretary since October 2002
Jean Duval (1)(2) Carnigan, Quebec, Canada Director	Vice-President of XTL Transport in Ontario from 1990 to 2001; Vice-President of STCH in Quebec from 2001 to the present; Director since June 2002
Salomon Guggenheim (1)(2) Baech, Switzerland Director	Managing Director with Rabo Investment Management Ltd. in Zurich from 1987 to Dec. 2001; self-employed since January 2002; Director since June 2002

Notes:	(1)	Member of the Company's Audit Committee.
	(2)	The directors of the Company received $30,500 in 2003 and $10,000 in 2002, as cash compensation for their services as directors. Directors are eligible to receive stock options pursuant to the Company's stock option plan. See "Principal Holders of Securities" for particulars of the shares and stock options held by the directors and senior officers.

6B. Executive Compensation

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

As at December 31, 2003, the end of the most recently completed fiscal year of the Company, the Company had four Named Executive Officers: Jack R. Mitchell, the President and Chief Executive Officer and a director of the Company; Clay Hardin, the Vice-President, Operations; Albert W. Atallah, Chief Operating Officer and General Counsel and a director of the Company; and Booker T. Copeland III, Chief Financial Officer and Corporate Secretary.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed fiscal years.

INTENTIONAL SPACING FOR PRESENTATION PURPOSES

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year Ending	Salary (1)	Bonus (1)	Other Annual Compen-sation (1) (2)	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen- Sation (1)
Jack R. Mitchell President and CEO and Director	2003 2002 2001	$ 225,000 $ 225,000 $ 225,000	$ 224,000* Nil $ 17,000	$ 8,000 $ 2,000 $ 7,000	190,000 400,000 35,000	Nil Nil Nil	N/A N/A N/A	$ 16,000 $ 74,000 (3) Nil
Albert Atallah General Counsel and Director	2003 2002 2001	$ 150,000 $ 150,000 $ 150,000	$ 22,000 Nil $ 12,000	$ 6,500 $ 2,000 $ 7,000	100,000 50,000 130,000	Nil Nil Nil	N/A N/A N/A	Nil $ 62,000 (3) Nil
Clay Hardin Vice-President, Operations	2003 2002 2001	$ 150,000 $ 150,000 $ 150,000	$ 40,000 $ 45,000 $ 10,000	Nil Nil Nil	100,000 100,000 15,000	Nil Nil Nil	N/A N/A N/A	Nil $ 17,000 (3) Nil
Booker T. Copeland III, Chief Financial Officer and Corporate Secretary	2003 2002	$ 100,000 $ 95,000	$ 12,000 Nil	Nil Nil	75,000 100,000	Nil Nil	N/A N/A	Nil $ 25,000 (3)
Notes:	(1)	These monies were paid or accrued in United States dollars.
	(2)	These monies were paid as directors' fees.
	(3)	On June 4, 2002 the company was informed of a "dissident proxy battle" that was planned on being filed by a group of shareholders (as disclosed in a Press Release). The dissidents requested board and officer resignations and threatened legal action. Resignations were offered in order to serve the best interest of the Company. After learning more about the difficulties of the foreign operations and that management would not support the group of dissidents, the dissidents determined not to proceed in removing directors and management. The compensation paid to Jack R. Mitchell, Albert W. Atallah, Clay Hardin and Booker Copeland was initially paid as severance and thereafter retained by these members of management as compensation to assure that the Company work out its financial problems and bolster its operations.
	(*)	This amount includes bonus accruals that have not yet been paid.

6C. Board Practices

Appointment of Directors

The Articles of Continuance of the Company provide for a minimum of three and a maximum of seven directors. The numbers of directors proposed to be elected at the Meeting are two.

Pursuant to the amendment to the articles of the Company (allowing for staggered terms), directors of the Company served for various one, two and three year terms. Jean Duval is up for election to serve a one-year term expiring at the 2005 AGM. Albert W. Atallah was elected to a two year term at the 2003 AGM expiring at the 2005 AGM or until their successors are elected or appointed. The directors to be elected for a three-year term expiring at the 2004 AGM are Jack R. Mitchell and Salomon Guggenheim.

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

Executive Compensation and Formulation of a Compensation Committee

The Company formulated in 2002 a compensation committee comprised of two outside board of directors, Salomon Guggenheim and Juan Duval for the current year. For the previous years, the Company's Board of Directors has administered Executive Officer compensation on an ad hoc basis. The compensation of executive officers consists of a base salary and various prerequisites, discretionary annual bonuses and participation in the Company's common share option plan. The compensation of each executive officer is based on an assessment of the value to the Company of the officer concerned, the standard of performance during the past year by the officer concerned and the duties comprising the office.

Audit Committee

Following the 2002 meeting of shareholders, an Audit Committee consisting of three directors, two of whom were outside and unrelated directors, was properly constituted. The Audit Committee carries out the following responsibilities:

  reviewing the Company's audited financial statements; and

  meeting with the Company's management and auditors for that purpose.

The members of the Audit Committee are identified under "Election of Directors". To ensure that the Board is able to function independently from management, the Company appointed an Audit Committee of three directors. The Company's audit committee is currently comprised of Jean Duval (independent outside board member), Salomon Guggenheim (independent outside board member) and Jack R. Mitchell (President, CEO and Director) in compliance with section 173 (2) of the Act. The Audit Committee is fully apprised of its responsibilities under guidelines established by the American Institute of Certified Public Accountants.

6D. Employees

As at December 31, 2003, the Company, including Thunderbird Panama in which the Company has a 50% interest, Fiesta Casino Guayana, in which the Company has a 29.36% interest, Buena Esperanza Limitada in which the Company has a net 20.54% interest and Thunderbird de Guatemala, had a total of 1,568 employees. Of these 1,568 employees, 133 employees serve in a management, operation and administration capacity, 1,403 employees serve in a sales and marketing capacity, and 32 serve in a technical support capacity. These employees are divided among the Company's operations as follows:

Office Location	Mgmt. & Admin.	Marketing & Sales	Tech. Support	Total
Republic of Panama	61	796	8	865
San Diego, CA	5	0	0	5
Venezuela	21	219	3	243
Nicaragua	16	221	7	244
Guatemala	16	81	13	110
Costa Rica	14	86	1	101

Totals:	133	1,403	32	1,568

For particulars on the Company's directors and senior officers, see "Directors and Officers".

The foregoing full and part-time personnel are sufficient to meet the Company's stated business objectives. Additional personnel will be added as and when circumstances warrant. As of the years ended 2002 and 2001, the Company had 1,188 and 992 employees, respectively.

INTENTIONAL SPACING FOR PRESENTATION PURPOSES

6E. Share Ownership

The following table sets out stock ownership and incentive stock options outstanding for the Named Executive Officers

As of May 31, 2004
Name	Securities beneficially owned (# of common shares)	Percentage of total outstanding common shares	Unexercised options on common stock	Expiration date and exercise price
Jack R. Mitchell	1,712,090	7.0%	35,000 234,546 190,000 159,000	9/21/2006 C$0.55 9/18/2007 C$0.09 6/13/2008 C$0.20 2/12/2009 US$0.41
Albert W. Atallah	197,500	Less than 1%	130,000 7,500 50,000 100,000 62,500	7/28/2005 C$1.17 9/21/2006 C$0.55 9/18/2007 C$0.09 6/13/2008 C$0.20 2/12/2009 US$0.41
Clay Hardin	322,000	1.3%	130,000 15,000 100,000 100,000 42,500	7/28/2005 C$1.17 9/21/2006 C$0.55 9/18/2007 C$0.09 6/13/2008 C$0.20 2/12/2009 US$0.41
Booker T. Copeland III	20,000	Less than 1%	2,500 5,000 32,500 100,000 75,000 15,000	9/16/2004 C$1.11 7/28/2005 C$1.17 9/21/2006 C$0.55 9/18/2007 C$0.09 6/13/2008 C$0.20 2/12/2009 US$0.41

Item 7 - Major Shareholders and Related Party Transactions

As of May 31, 2004, the Company had a total of 24,511,687 (24,311,687 at December 31, 2003) common shares issued and outstanding.

7A. Major Shareholders.

(1a)     As of May 31, 2004, Jack Mitchell is the one major shareholder known by the Company to have owned beneficially, directly or indirectly, more than 5% of the outstanding common shares of the Company. As of the date, he owns 1,712,090 shares which is approximately 7% of the issued and outstanding shares.

(1b)     Jack Mitchell purchased the majority of these shares in the past year.

(1c)     The Company's major shareholders do not have different voting rights.

2.     The following table indicates the approximate number of record holders of common shares with Canadian addresses and the portion and percentage of common shares so held in Canada, the host country. On such date, 24,511,687 common shares were outstanding.

Total Number of Holders	Number of Canadian Holders	Number of Common Shares Held in Canada	Percentage of Common Shares Held in Canada
141	25	17,834,261	73%

The computation of the number and percentage of common shares held in Canada, the host country, is based upon the number of common shares held by record holders with Canadian addresses and by trusts, estates or accounts with Canadian addresses as disclosed to the Company following inquiry to all record holders known to the Company to be trustees, executors, guardians, custodians or other fiduciaries holding common shares for one or more trusts, estates or accounts. Canadian residents may beneficially own common shares held of record by non-Canadian residents.

A substantial number of common shares are held in "street name" by trustees, executors, guardians, custodians or other fiduciaries, including depositories, brokerage firms and financial institutions. Based on the number of annual reports and proxy statements requested by such nominees, management of the Company estimates that the number of beneficial holders of common shares exceeds 2,200.

3.    To the best of the knowledge of management, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) severally or jointly.

4.    The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

7B. Related party transactions.

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

In 2001, the Company loaned the sum of $9,000 to Jack R. Mitchell, the President, Chief Executive Officer and a director of the Company. The loan is secured by the Company's shares and is interest bearing and payable on demand. The loan was made for the purpose of enabling Mr. Mitchell to purchase common shares of stock of the Company.

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

The Company loaned the sum of $4,500 to Booker T. Copeland III, currently Chief Financial Officer and Corporate Secretary but Controller of the Company at the time the loan was made. The loan is secured by the Company's shares and is interest bearing and payable on demand. The loan was made for the purpose of enabling Mr. Copeland to purchase common shares of stock of the Company.

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

Related Party Receivables

Included in accounts receivable is $1,954,000 (2002 - $1,650,000) due from Thunderbird Panama. Also included in accounts receivable is $194,000 (2002 - $18,000) receivable from officers of the Company. Certain of these receivables are offset by payables due to the employee, principally for accrued bonus. The receivable amounts are unsecured, non-interest bearing and due on demand. Included in loans payable is $112,000 (2002 - $285,000) due to related parties.

7C. Interests of Experts and Counsel.

Not applicable for annual report filing.

Item 8 - Financial Information

8A. Consolidated Statements and Other Financial Information

The Company has included as part of this filing its Audited Consolidated Balance Sheets as at December 31, 2003 and 2002, and the Consolidated Statements of Operations and Deficit, and Cash Flows for each of the years in the three year period ended December 31, 2003. See Consolidated Financial Statements listed in response Item 17, herein.

8B. Significant Changes

No significant change has occurred since the date of the annual financial statements.

Item 9 - The Offering and Listing

9A. Offering and Listing Details

1.     Not required in annual report filing.

2.     Not required in annual report filing.

3.     Not required in annual report filing.

4.     Price history.

The common shares of the Company were listed for trading on the TSX on February 13, 1996. The closing price of the Company's common shares on December 31, 2002 was CDN $0.09. The TSX suspended the Company's shares from trading effective November 1, 2002. The Company delisted from the TSX effective July, 2003. The following summarizes the reported high and low prices and the volume of trading of the Company's common shares on the TSE for the periods indicated:

Trading information for trading of the Company's common shares on the TSX.

Year Ended	High (C$)	Low (C$)	Volume
December 31, 1999	1.45	0.45	9,352,896
December 31, 2000	2.10	0.69	7,797,437
December 31, 2001	1.24	0.27	5,323,460
December 31, 2002	0.53	0.02	6,697,608

The common shares of the Company were listed for trading on the Canadian Network Quotation (CNQ) on July 25, 2003. The closing price of the Company's common shares on December 31, 2003 was USD $0.48. The following summarizes the reported high and low prices and the volume of trading of the Company's common shares on the CNQ for the periods indicated:

Trading information for trading of the Company's common shares on the CNQ.
One Month Period Ended	High (US$)	Low (US$)	Volume
May 31, 2004	0.42	0.33	99,200
April 30, 2004	0.39	0.33	114,000
March 31, 2004	0.40	0.31	112,550
February 29, 2004	0.50	0.35	96,607
January 31, 2004	0.45	0.37	151,875
December 31, 2003	0.48	0.43	108,424
December 31, 2003 (since listing)	0.38	0.11	1,043,162

At December 31, 2003, there is no active trading market for the common shares in the United States, although United States residents may purchase common shares in Canada.

5.    Not required in annual report filing.

6.    Not required in annual report filing.

7.     Not required in annual report filing.

9B. Plan of Distribution.

Not required in annual report filing.

9C. Markets.

The Company currently trades on the CNQ, a Canadian stock exchange. The Company is actively pursuing re-listing on the Toronto Stock Exchange, having voluntarily de-listed in 2002 to address concerns by the TSX related to the Company's financial condition. While the financial condition of the Company has improved, it must wait for review by the TSX to see if re-listing is possible.

9D. Selling Shareholders.

Not required in annual report filing.

9E. Dilution.

Not required in annual report filing.

9F. Expenses of the Issue.

Not required in annual report filing.

Item 10 - Additional Information

10A. Share Capital.

Not required in annual report filing.

10B. Memorandum and Articles of Association

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

1.    The Company's "corporate access" number in the Yukon is 26985.

The Company's objectives and purposes are described in its Bylaws (see section 2 of the Bylaws) and its Articles of Continuance, attached as Exhibit 1.

2.     The following comprises the summary of provisions of the articles of continuance and bylaws relating to directors: Nothing in the Articles of Continuance affects the rights of directors as identified in this section. The By-Laws, (section three) identifies the director's responsibilities and restrictions if any; section five provides for Indemnity for the Directors.

3.     The company is authorized to issue an unlimited number of shares divided into Common and Preferred shares as identified in Exhibit 2(a), which describes the rights, preferences and restrictions attaching to each class.

4.     See attached Exhibit 2(a) which describes what action is necessary to change the rights of holders of the stock

5.     Provisions relating to the Annual and Special meetings of Shareholders are set forth in Section 8 of the Articles of Continuance attached as Exhibit 1.

6.     Exhibit 2(a) contains any and all restrictions with respect to shareholders rights.

7.    Exhibit 2(a) may be viewed as having an effect of delaying, deferring or preventing change in control of the company in that the Articles provide for a rotating board of directors whereby two directors are voted on every three years, two additional directors are voted on every two years and two are voted on every year. In addition, the directors are authorized to issue an unlimited number of preferred shares as described in the schedule.

8.    Nothing contained in the Articles or in the Bylaws governs the ownership threshold above which shareholder ownership must be disclosed. The Canadian securities laws provide that such ownership must be disclosed when any single individual or entity has 5% or greater ownership.

9.    Not applicable.

10.  Not applicable.

10C. Material Contracts

Guatemala. In March 2003, the Company entered into a seven-year contract with ILAC to continue operations of its video lottery terminals at the Camino Real Hotel in Guatemala City. The Company is entitled to 65% of revenue and will be responsible for all operating expenses while ILAC and the Pediatric Foundation share the remaining 35% of revenue.

Material Contracts Provided with this Filing:

  New Guatemala contract with ILAC.

10D. Exchange Controls and Other Limitations Affecting Security Holders

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

10E. Taxation

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

10F. Dividends and Paying Agents.

Not required in annual report filing.

10G. Statement by Experts.

Not required in annual report filing.

10H. Documents on Display.

Consolidated Financial Statements of the Company and the notes thereto are displayed on the Company's website, www.thunderbirdgaming.com, and the CNQ stock exchange, www.cnq.ca. Additional information relating to the Company, including the Company's AIF, is on SEDAR at www.sedar.com.

10I. Subsidiary Information.

All subsidiary information is included and incorporated in the consolidated financial statements and information of the Company, pursuant to generally accepted accounting principals in Canada, reconciled to US GAAP, where applicable.

Item 11 - Quantitative and Qualitative Disclosures about Market Risk

The Company's principal, and perhaps only market risk is that of foreign currency exchange. The Company is currently operating and / or developing in five countries whose local currency fluctuates against the US dollar: Guatemala, Nicaragua, Costa Rica, Venezuela and Chile. The profitability of the Company may be adversely affected by fluctuations in the rate of exchange among the various currencies. The Company does not currently take any steps to hedge against currency fluctuations. However, the Company makes every effort to tie the operating cash flow to the local currency, to minimize the impact of monthly revaluations and any currency devaluations. As no one can accurately forecast future exchange rates, it is not possible for the Company to adequately project the financial impact of this risk on its operations.

Item 12 - Description of Securities Other, than Equity Securities

Not required for annual report filing.

Item 13 - Defaults, Dividend Arrearages and Delinquencies

The Company is not currently in default or delinquent with any of its obligations from continuing operations. As of December 31, 2003, the Company was not in default or delinquent with any of its obligations from continuing operations.

However, Thunderbird Gaming, Inc. has past due tax liabilities associated with the year ended December 31, 1997 with the IRS of $96,099 (includes penalties and interest), which was the result of an IRS audit completed in June of 2002, this liability was recorded in the second quarter of 2002, and the California Franchise Tax board of $184,540 (includes penalties and interest), which was accrued prior to December 31, 2001. International Thunderbird Gaming Corporation has a past due tax liability associated with the year ended December 31, 1997 with the IRS of $62,945 (includes penalties and interest), which was accrued prior to December 31, 2001. International Thunderbird Gaming SRL has a past due tax liability associated with the year ended December 31, 1997 with Barbados of $160,110 (includes penalties and interest), which was accrued prior to December 31, 2001. As of the date of this filing, the Company plans on applying to the various taxing authorities for offers in compromise to eliminate or substantially reduce the tax liabilities but has no assurance of success nor its ability to pay these liabilities.

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15 - Controls and Procedures.

  The conclusions of the registrant's principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, about the effectiveness of the registrant's disclosure controls and procedures (as defined in s240.13a-15(c) and 240.15d-15(c)) based on their evaluation the controls and procedures as of a date within 90 days prior to the filing date of the report are: The Company has designed and continues to maintain an appropriate system of internal controls to provide reasonable assurance that the accounting systems provide timely, accurate and reliable financial information and to safeguard the Company's assets. These controls are reviewed and improved, when and where applicable, on an ongoing basis.

  Not yet applicable pursuant to the corresponding language of section 404.

  Not yet applicable pursuant to the corresponding language of section 404.

  There were no significant changes in the registrant's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16 - [Reserved], Experts, Ethics and Other Items

16A. Audit Committee Financial Expert

The Company has at least one audit committee financial expert serving on its audit committee. Jack Mitchell, the Company's CEO and president, by virtue of his experience, as outlined in Item 6A, of assessing the performance of companies with respect to the evaluation of financial statements, is deemed the audit committee financial expert.

A person who is deemed to be an audit committee financial expert will not be deemed an "expert" for any purpose, including without limitation for purposes of section 11 of the Securities Act of 1933 (15 U.S.C. 77k), as a result of being designated or identified as an audit committee financial expert pursuant to this Item 16A.

The designation or identification of a person as an audit committee financial expert pursuant to Item 16A does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation or identification.

The designation or identification of a person as an audit committee financial expert pursuant to Item 16A does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.

16B. Code of Ethics

  The Registrant has adopted a code of ethics that applies to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

  The Registrant's code of ethics meets the minimum standard as defined by the illustrations established under this section of the Form's guidelines.

  The registrant has:

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

  Not applicable.

  Not applicable.

16C. Principal Accountant Fees and Services

  Audit fees: 2003 - $80,000; 2002 - $70,000

  Audit-related fees: 2003 - $0; 2002 - $0

  Tax fees: 2003 - $35,000; 2002 - $30,000 Annual preparation of all Canadian and US returns

  All other fees: 2003 - $0; 2002 - $0

    The audit committee meets quarterly to review and approve the financial statements for the period. The committee meets annually with the Company's auditor to review and approve the audited financial statements.

    Remuneration for the services of the Company's auditor is established and approved by the Company's board of directors subsequent to the appointment of the auditor at the annual general meeting of shareholders. The amounts identified under tax fees are part of the normal, statutory services provided by the Company's auditor. As such, the fees are approved by the board of directors and, consequently, the audit committee.

  Percentage of hours attributed to non-employees is 0

16D. Exemptions from the Listing Standards for Audit Committees

Not applicable

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

Item 17 - Financial Statements

The Company has included as part of this filing our Audited Consolidated Balance Sheets as at December 31, 2003 and 2002 and the Consolidated Statements of Operations and Deficit, and Cash Flows for each of the years in the three year period ended December 31, 2003, together with the Auditors' Reports.

Item 18 - Financial Statements

Not applicable as foreign issuer.

INTENTIONAL SPACING FOR PRESENTATION PURPOSES

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
  Loan and Security Agreement between Fiesta Casinos Guayana and Del Sur
5/1/01 8/8/01 10/1/01 1/4/01
2(b)(ii)	Previously filed and incorporated herein by reference: Toronto Stock Exchange Approval of Proposed Private Placement (Loan Agreement)	2/19/01 & 3/26/01
2(b)(iii)	New seven year contract dated March 11, 2003, related to the Company's operations in Guatemala.	03/11/03
2(c)	None
3.	None
4(a)(1)	Previously filed Memorandum of Understanding between International Thunderbird Gaming Corporation, T.H.E. Venezuelan Entertainment, C.A., Entertainment & Ventures Consultants, Inc., and International Thunderbird Gaming (Panama) Corporation.
12/22/00
4(a)(2)	Previously filed Amended and Restated Memorandum of Understanding between International Thunderbird Gaming Corporation, T.H.E. Venezuelan Entertainment, C.A., Entertainment & Ventures Consultants, Inc., and International Thunderbird Gaming (Panama) Corporation.	2/9/01
4(a)(3)	Previously filed Second Restated Memorandum of Understanding between International Thunderbird Gaming Corporation, T.H.E. Venezuelan Entertainment, C.A., Entertainment & Ventures Consultants, Inc., and International Thunderbird Gaming (Panama) Corporation.
7/1/01
4(a)(4)	Previously filed Third Restated Memorandum of Understanding between International Thunderbird Gaming Corporation, T.H.E. Venezuelan Entertainment, C.A., Entertainment & Ventures Consultants, Inc., and International Thunderbird Gaming (Panama) Corporation.
10/1/01
4(a)(5)	Previously filed Release Agreement between International Thunderbird Gaming Corporation and Hopland Band of Pomo Indians ($500,000 settlement)	10/11/01
4(a)(6)	Previously filed and incorporated herein by reference: Release Agreement between International Thunderbird Gaming Corporation and Hopland Band of Pomo Indians ($750,000 settlement)	5/02
4(a)(7)	Previously filed and incorporated herein by reference: Settlement Agreement and Mutual General Release between International Thunderbird Gaming Corporation and Shuffle Master	5/14/02
4(a)(8)	Previously filed and incorporated herein by reference: Settlement Agreement and Mutual General Release between International Thunderbird Gaming Corporation and the Spotlight 29 Tribe ($430,000)	4/21/03
4(a)(9)	Previously filed and incorporated herein by reference: Consolidated Note Agreement between MRG Entertainment and International Thunderbird Gaming Corporation ($3,000,000)	1/1/03
4(a)(10)

Previously filed and incorporated herein by reference: Stipulation for Entry of Judgment and Dismissal, Order Thereon between Thunderbird-Greeley and Prime Receivables (aka Stellar Financial Company aka U.S. Bancorp Portfolio Services) ($730,000)

10/02
4(a)(11)	Previously filed NAFTA arbitration filing between International Thunderbird Gaming Corporation and the Government of Mexico	Trial-April, 2004
4(b)(i)	None
4(b)(ii)	None
4(b)(iii)	None
4(b)(iv)	None
4(c)	None
5.	None
6.	None
7.	None
8.	List of All Subsidiaries
9.	None
10.	None
21	KPMG Auditor's Report
31.a	Certification of Jack R. Mitchell President, CEO and Director
31.b	Certification of Booker T. Copeland, III, Chief Financial Officer and Corporate Secretary
32.a	Certification of Jack R. Mitchell President, CEO and Director
32.b	Certification of Booker T. Copeland, III, Chief Financial Officer and Corporate Secretary

INTERNATIONAL THUNDERBIRD GAMING

CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars)

DECEMBER 31, 2003

DAVIDSON & COMPANY
A Partnership of Incorporated Professionals
Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

To the Shareholders of
International Thunderbird Gaming Corporation

We have audited the consolidated balance sheets of International Thunderbird Gaming Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements, expressed in United States dollars, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"
Vancouver, Canada	Chartered Accountants

April 2, 2004
A Member of SC International

1200 - 609 Granville Street, PO Box 10372, Pacific Centre, Vancouver, BC Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars)

AS AT DECEMBER 31

	2003	2002

ASSETS

Current assets
Cash and cash equivalents	$ 2,150	$ 1,162
Accounts receivable less allowance for doubtful accounts of $Nil (2002 - $Nil)	2,614	2,243
Prepaid expenses and supplies (Note 3)	551	686
Current portion of amounts receivable	307	398

Total current assets	5,622	4,489

Restricted cash	943	707

Amounts receivable less allowance for doubtful accounts of $Nil (2002 - $Nil) (Note 4)	742	1,101

Investments in and advances to equity investees (Note 5)	1,665	430

Property and equipment (Note 6)	6,161	6,356

Other assets (Note 7)	1,865	1,470

Total assets	$ 16,998	$ 14,553

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars)

AS AT DECEMBER 31

	2003	2002

Continued

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 4,234	$ 4,497
Income taxes payable	512	597
Current portion of capital lease obligations	8	28
Current portion of loans payable	1,464	2,005
Current portion of other payables	219	168

Total current liabilities	6,437	7,295

Capital lease obligations (Note 8)	7	15
Loans payable (Note 9)	4,312	3,626
Other payables (Note 10)	666	591
Deferred gain (Note 11)	-	848
Future income taxes (Note 15)	779	691

Total liabilities	12,201	13,066

Non-controlling interest	149	-

Shareholders' equity
Share capital (Note 12)	21,266	21,085
Contributed surplus (Note 12)	65	-
Deficit	(16,268)	(19,321)
Foreign exchange adjustment	(415)	(277)

Total shareholders' equity	4,648	1,487

Total liabilities and shareholders' equity	$ 16,998	$ 14,553

Nature of operations (Note 1) Commitments and contingencies (Notes 1 and 17) Subsequent events (Note 22)
On behalf of the Board:

___________________________________	Director	___________________________________	Director

Jack Mitchell		Albert Attallah

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in thousands of United States Dollars)

YEAR ENDED DECEMBER 31

	2003	2002	2001

REVENUE
Gaming operations	$ 21,786	$ 18,519	$ 16,420

COSTS AND EXPENSES
Gaming operations	8,485	6,935	7,130
General and administrative	7,031	6,717	6,736
Project development	536	267	677
Amortization	1,860	1,779	1,296
Financing costs	961	1,098	1,086
Equity (gain) loss in equity investees and write-down of equity investment (Note 5)	(116)	578	1,366
Uncollectible receivables (Note 4)	-	604	-
Gain on disposal of investments (Note 5)	(830)	-	(208)
Recovery of amounts receivable previously written-down	(311)	(487)	(494)

	17,616	17,491	17,589

Income (loss) before income taxes	4,170	1,028	(1,169)

Income taxes (Note 15)
Current	838	598	695
Future	216	147	96

	1,054	745	791

Income (loss) from continuing operations before non-controlling interest	3,116	283	(1,960)
Non-controlling interest (Note 5)	(63)	-	67

Income (loss) from continuing operations	3,053	283	(1,893)
Income (loss) from discontinued operations (Note 20)	-	41	(1,187)

Net income (loss) for the year	3,053	324	(3,080)
Deficit, beginning of year	(19,321)	(19,645)	(16,565)

Deficit, end of year	$ (16,268)	$ (19,321)	$ (19,645)

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in thousands of United States Dollars)

YEAR ENDED DECEMBER 31

	2003	2002	2001
Continued

Basic earnings (loss) per share (Note 13)
Continuing operations	$ 0.13	$ 0.01	$ (0.08)
Discontinued operations	-	0.00	(0.05)
Net earnings (loss) per share	$ 0.13	$ 0.01	$ (0.13)

Diluted earnings (loss) per share (Note 13)
Continuing operations	$ 0.11	$ 0.01	$ (0.08)
Discontinued operations	-	0.00	(0.05)
Net earnings (loss) per share	$ 0.11	$ 0.01	$ (0.13)

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

YEAR ENDED DECEMBER 31

	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) from continuing operations	$ 3,053	$ 283	$ (1,893)
Items not affecting cash:
Amortization	1,860	1,779	1,296
Equity (gain) loss in equity investments	(116)	578	1,366
Future income taxes	216	147	96
Gain on disposal of investments	(830)	-	-
Uncollectible receivables	-	604	(125)
Recovery of amounts receivable previously written down	-	(487)	-
Non-controlling interest	63	-	(67)
Other	60	231	98

Changes in non-cash working capital items:
(Increase) decrease in accounts receivable	(105)	(680)	351
Increase in inventories and prepaid expenses	(429)	(291)	(264)
Increase in accounts payable and accrued liabilities	125	939	1,044
(Increase) decrease in income taxes payable	(83)	(297)	220
Increase in other liabilities	77	-	-

Continuing operations	3,891	2,806	2,122
Discontinued operations (Note 20)	-	41	-

Net cash provided by operating activities	3,891	2,847	2,122

CASH FLOWS FROM INVESTING ACTIVITIES
Loans receivable, net	232	152	(332)
Expenditures on capital assets, net	(1,937)	(3,033)	(2,128)
California gaming amounts recoverable	-	-	626
Investment in and advances to equity investees	(1,119)	(359)	(1,264)
(Increase) decrease in restricted cash	(236)	(47)	51
Proceeds on sale of partial interest in subsidiary	-	-	285
(Increase) decrease in other assets	23	(71)	(67)

Net cash used in investing activities	(3,037)	(3,358)	(2,829)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of common shares	181	5	57
Loans payable	3,992	1,698	4,436
Repayment of loans and leases payable	(4,039)	(1,524)	(3,225)

Net cash provided by financing activities	134	179	1,268

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

YEAR ENDED DECEMBER 31

	2003	2002	2001

Continued

Change in cash and cash equivalents during the year	988	(332)	561

Cash and cash equivalents, beginning of year	1,162	1,494	933

Cash and cash equivalents, end of year	$ 2,150	$ 1,162	$ 1,494

Supplemental disclosure with respect to cash flows (Note 14):
Interest paid	$ 1,098	$ 659	$ 911
Income taxes paid	933	711	498

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

1.	NATURE OF OPERATIONS

International Thunderbird Gaming Corporations' ("The Company") primary business activity is the provision of services to the gaming industry. The Company is, or has been involved in the following business activities:

  Managing gaming operations under a Casino Administration and Operations contract dated January 29, 1998, at six (2002 - five) casinos in the Republic of Panama in which the Company also has a 50% interest;

  Managing a video lottery operation in Guatemala, on a revenue and net profit sharing basis, under a Service and Supply agreement which expired in October 2002. In March 2003, the Company entered into a new five year agreement whereby the Company receives 65% of the net wins, which is defined as total revenues less awards paid and taxes withheld from award winners, and incurs 100% of the operating costs. The agreement expires in March 2008;

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

  Jointly managing a gaming operation in Nicaragua with Hopewell Limited, S.A. ("Hopewell"). In March 2003, the Company entered into an agreement to merge the Company's gaming operations in Nicaragua with the gaming operations of Hopewell. The Company now owns a 20.54% equity interest in the merged entity;

  Managing a gaming operation in Costa Rica, of which the Company retained a 50% interest in October 2003; and

  Managing a casino in Venezuela, which opened in August 2001, in which the Company has a 29% equity interest.

  Participating in an internet gaming operation, on a net revenue share basis. In June 2001, the Company sold its interest in the gaming operation.

The Company actively evaluates new opportunities presented or identified from time to time in the gaming industry. The relative importance of each business is based on the revenues generated from each segment.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Up until December 31, 2001 the Company incurred significant losses, and had a working capital deficiency, and also had to seek a waiver from its primary lender relating to covenant violations on certain borrowings as at December 31, 2002 (see Note 9 - loans payable).

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

1.	NATURE OF OPERATIONS (cont'd)

Since July 2001, the Company has been working to develop future profitable operations and improve the working capital position of the Company. During the year ended December 31, 2001, the Company refocused its efforts toward the operation and profitability of current facilities as opposed to the development of new facilities. As a result, the Company reduced its development and support staff and related expenses. In addition, the Company reduced its staff levels in the Republic of Panama and refinanced a portion of its debt. As a result of these efforts, the Company has now reached profitable operations, has significantly reduced its working capital deficiency, and is currently not in violation of any debt covenants.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when they become due is dependent on the success of its core operations. Management believes that the core operations in Panama and Guatemala, in conjunction with the expected increase in profits from the Company's investments in Nicaragua and Costa Rica, which commenced operations in the current year, has mitigated the adverse conditions and events which created the current $815,000 (2002 - $2.8 million) working capital deficiency.

These financial statements do not reflect adjustments that would be necessary if the Company is unable to continue as a going concern. If the going concern assumption is not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net income, and the balance sheet classifications used.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company, its subsidiaries, and on a proportionate basis the accounts of its joint ventures. Significant inter-company balances and transactions with subsidiaries and the Company's proportionate share of inter-company balances and transactions with joint ventures are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of the recoverability of accounts and amounts receivable, investments, capital assets and other assets, the amortization rates of capital assets and other assets. Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and generally have original maturities of three months or less.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Accounts and amounts receivable

Accounts and amounts receivable are reported at face value less any provisions for uncollectible accounts considered necessary. Accounts receivable primarily includes receivables due from the Company's non-eliminated interests in its Panama joint venture. Amounts receivable primarily consists of notes receivable from various parties as described in Note 4. The Company estimates allowances on amounts receivable when there are indications that an impairment exists, at which point the amounts will be written down to their collectible values.

Investments in and advances to equity investees

The investments in and advances to equity investees are accounted for using the equity method. Under the equity method, the original cost of the investee is adjusted for the Company's share of post-acquisition earnings or losses and is reduced for dividends received.

Restricted cash

Restricted cash includes the Company's portion of the casino's bankroll and hopper loads in the Republic of Panama, Nicaragua (2002 only) and Costa Rica.

Property and equipment

Property and equipment are recorded at cost. Amortization of property and equipment is provided on a straight-line basis over their estimated useful lives as follows:

Building	30 years
Furniture, fixtures and equipment	3 - 5 years
Gaming operations equipment	3 - 5 years
Leasehold improvements	Over the lease term
Machinery and equipment	3 years
Vehicles	3 - 5 years

Other assets

Other assets include the Company's proportion of the fee for the right to operate casinos and slot machines in the Republic of Panama and deferred financing charges on long term debt. The Company's proportion of the fee to operate has been capitalized as license rights and is being amortized on a straight-line basis over 20 years, being the term of the operating rights. The deferred financing charges are amortized over the term of the related debt.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd)

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

Reporting currency and foreign currency translation

The temporal method is used to translate the financial statements of fully integrated operations. Under this method monetary assets and liabilities have been translated at the year end rate. Non-monetary assets and liabilities are translated using historical exchange rates and revenues and expenses translated at average rates for the period with any resulting gain or loss charged to operations.

The current rate method is used to translate the financial statements of self sustaining foreign operations. Under the current rate method, assets and liabilities are translated at exchange rates in effect at the balance sheet date and items in the statement of operations are translated at weighted average rates. Exchange gains and losses arising from the translation of the financial statements are deferred and included in the foreign exchange adjustment account in shareholders' equity until there has been a realized reduction in the net investment. The foreign exchange adjustment account at December 31, 2003 relates mainly to the Company's Guatemalan operations (2002 - mainly to Company's Guatemalan and Nicaraguan operations).

An exception to the use of the current rate method for translating the financial statements of self sustaining foreign operations may occur when the economic environment of the foreign operation is highly inflationary. In such events, the temporal method is used to translate the financial statements of the foreign operation.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Earnings per share

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

Basic earnings per share is calculated using the weighted-average number of shares outstanding during the year.

Change in accounting policies

Stock-based compensation

Effective January 1, 2003, the Company recognizes compensation expense for stock options granted in the consolidated statements of income using the fair value based method of accounting for all options issued on or after January 1, 2003. Pro forma disclosures of net income and earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation for any options granted before January 1, 2003 but on or after January 1, 2002 are provided in the notes. Any cash paid by the employee on the exercise of stock options is added to the stated value of common shares.

Long-lived assets

Effective January 1, 2003, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the new standard, a two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. Adoption of this new standard did not have an impact on the Company's financial position, results of operations or cash flows.

Also effective May 1, 2003, the Company adopted the new CICA recommendations relating to the disposal of long-lived assets and discontinued operations. Subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale are classified as held for sale. The related results of operations from these assets classified as held for sale are reported as discontinued operations if certain criteria are met, with reclassification of prior years' related operating results. Assets to be disposed of are reported at the lower of the carrying amount and fair value less costs to sell. Adoption of this new standard did not have an impact on the Company's financial position, results of operations or cash flows.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

3.	PREPAID EXPENSES AND SUPPLIES

	2003	2002

Parts and supplies	$ 384	$ 293
Prepaid expenses	167	393

	$ 551	$ 686

4.	AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	2003	2002

Costs recoverable from third party participant in Guatemalan operation	$ -	$ 161
Apuestas Continentales, S.A.	408	408
The Fantasy Group S.A.	217	-
Fiesta Juegos de Costa Rica, S.A.	-	269
Hopland Band of Pomo Indians	388	625
Other	36	36

	1,049	1,499
Current portion of amounts receivable	(307)	(398)

	$ 742	$ 1,101

a)	Costs recoverable from third party participant in Guatemalan operation

Under the terms of the original operating agreement, the Company was eligible to recover leasehold improvement costs incurred for the Guatemalan operations from a third party participant in the Guatemalan revenue and net profit sharing agreement ("Profit Share Agreement"). The amounts were collectible on a monthly basis from the third party's share of revenue and net profits from the operations. The costs recoverable were non-interest bearing. During the year ended December 31, 2000, the third party ceased reimbursing these costs and disputed eligibility for reimbursement of certain of these costs under the agreement. An arbitration proceeding concerning this dispute was completed in March 2002. During the year ended December 31, 2002, the costs recoverable were written down by $369,000 to the amount awarded by the arbitrator of $161,000, which was collected during the current year.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

4.	AMOUNTS RECEIVABLE (cont'd)

b)	Apuestas Continentales, S.A.

The Company has a promissory note dated March 1, 2000 for the sale of gaming machines to Apuestas Continentales, S.A. ("Apuestas"). The note is non-interest bearing, with 24 monthly payments of $22,000 beginning April 1, 2001 and maturing on March 1, 2003. The Company entered into discussions with Apuestas as payments have not been received as required under the terms of the note. In the absence of reaching settlement with Apuestas, the company filed a lawsuit in Costa Rica and was successful in embargoing 300 gaming machines to secure the repayment of the note, plus costs.
c)	The Fantasy Group, S.A.

The Company has an unsecured promissory note dated June 4, 2003, with 48 monthly payments of principal and interest of $5,200, beginning March 2004. The president and principal of The Fantasy Group, S.A., is coordinating the Company's efforts to establish its operations in Chile.
d)	Fiesta Juegos de Costa Rica, S.A.

On August 23, 2001, the Company sold its gaming subsidiary, Fiesta Juegos de Costa Rica, S.A. ("Fiesta Juegos"), to a third party for proceeds consisting of a note receivable for $269,000, resulting in a gain on sale of $203,000 (Note 11). The note receivable bears interest at 12%, with monthly payments consisting of 25% of the net income from the operations of Fiesta Juegos, beginning the earlier of 45 days after Fiesta Juegos achieves positive cash flows from operations or November 1, 2001. The Company entered into discussions with the purchaser of Fiesta Juegos as payments have not been received as required under the terms of the note. In the absence of settlement, the Company filed a lawsuit in Costa Rica. During 2003, the Company negotiated a 50% interest in the gaming operation in Costa Rica as part of its recovery. This interest is held in Thunderbird de Costa Rica. In addition to its interest, the Company received approximately $60,000 in cash towards the note.

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

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

4.	AMOUNTS RECEIVABLE (cont'd)

f)	Tristar Media, Inc. (successor to Sing Security Services, Ltd.)

On June 30, 2001, the Company sold its internet gaming business, FiestaCasinos.com, to Sing Security Services Ltd. for proceeds consisting of a $340,000 note receivable and the assumption of a related liability in the amount of $70,000, resulting in a gain of $208,000. The note receivable bears interest at 10% and requires monthly payments of interest of $2,833 commencing July 31, 2001 through to December 31, 2001, and monthly payments of principal and interest of $7,224 from January 31, 2002 through to December 31, 2006. The note receivable is secured by the shares of FiestaCasinos.com. In addition, under the terms of the sale, the Company has the right until June 30, 2006 to buy-back a 50% interest in FiestaCasinos.com at a price based on FiestaCasinos.com's current earnings before interest, taxes and amortization. During the year ended December 31, 2002, the Company wrote-off the receivable as a result of the uncertainty of collectibility. However, the Company continues to pursue collection.
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
h)	California gaming amounts receivable

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

DECEMBER 31, 2003

5.	INVESTMENTS IN AND ADVANCES TO EQUITY INVESTEES

Through its equity investments, the Company manages operations at one gaming operation in Venezuela (Note 5b), managed operations in various skill game locations in Mexico (Note 5a), and jointly manages operations in two casinos in Nicaragua (Note 5c). The equity investments of the Company and the Company's share of income (loss) from these investments are as follows:

	2003				2002
	Nicaragua	Mexico	Venezuela	Total	Mexico	Venezuela	Total

Investment and
advances	$ 610	$ 1,458	$ 2,397	$ 4,465	$ 1,272	$ 2,074	$ 3,346

Gain (loss / write-down) of equity investment	302	(1,458)	(1,644)	(2,800)	(1,272)	(1,644)	(2,916)

	$ 912	$ -	$ 753	$ 1,665	$ -	$ 430	$ 430

The Company is entitled to recover the advances that funded certain pre-opening costs from the first available cash flows of the operations. The advances are non-interest bearing.

The equity losses of the Company's investees include pre-opening costs which are expensed by the investees in the year the costs are incurred.

  In Mexico, as at December 31, 2003 the Company has a 37% (2002 - 37%) equity interest in the operation located in Matamoros, a 33% (2002 - 33%) equity interest in the operation located in Nuevo Laredo, and a 40% (2002 - 40%) equity interest in the operation located in Reynosa, which was opened during 2001.
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

  The Company has a 29% equity (2002 - 36%) interest in the Venezuelan operation. During the year ended December 31, 2001, this interest was transferred, through a series of transactions, to a subsidiary in which a third party holds a non-controlling interest. During the year ended December 31, 2001, a portion of the Company's advances to the Venezuelan operation was capitalized to equity, thereby increasing the cost of its investment. During the year ended December 31, 2002, the subsidiary was re-structured to remove the third party minority interest and the Company recorded an impairment charge of $149,000 to reduce the balance of the investment and advances to the estimated net realizable value. During the current year, the subsidiary was restructured to add another shareholder, thereby decreasing the Company's equity interest.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

5.	INVESTMENTS IN AND ADVANCES TO EQUITY INVESTEES (cont'd)

  The Company has a net 20.54% equity interest in the Nicaraguan operation. (The Company owns 79% of a subsidiary that owns 26% of the Nicaraguan operation, resulting in a net interest of 20.54%). As described in Note 1, during March, 2003, the Company entered into an agreement to merge the Company's gaming operations in Nicaragua with the gaming operations of Hopewell Limited, S.A. The Company now owns a net 20.54% equity interest in the merged entity. Prior to the merger, the Company owned 79% of its Nicaragua operations. Upon disposition of its net assets, the company recognized an $830,000 gain from the transaction, $645,000 of which was deferred in 2002 (Note 11). The remaining $185,000 gain resulted from the recovery of previously recorded losses on consolidation, and 20.54% of the fair value of the net assets of the Nicaraguan operations. The non-controlling interest represents the minority shareholder of the subsidiary that the Company owns 79% as described above.
6.	PROPERTY AND EQUIPMENT

		2003			2002
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Gaming operations equipment	$ 5,680	$ 3,619	$ 2,061	$ 4,837	$ 2,586	$ 2,251
Leasehold improvements	3,015	830	2,185	2,694	552	2,142
Machinery and equipment	1,207	920	287	1,122	652	470
Furniture, fixtures and equipment	1,657	947	710	1,492	652	840
Building	725	41	684	475	50	425
Land	175	-	175	175	-	175
Vehicles	154	95	59	125	72	53

	$ 12,613	$ 6,452	$ 6,161	$ 10,920	$ 4,564	$ 6,356

7.	OTHER ASSETS

	2003	2002

Panama gaming license, net of amortization of $444 (2002 - $355)	$ 1,265	$ 1,353
Deferred finance charges	215	-
Other	385	117

	$ 1,865	$ 1,470

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

8.	CAPITAL LEASE OBLIGATIONS

The following minimum lease payments of the Company and the Company's share of minimum lease payments of its joint venture relating to various capital leases are as follows:

	2003	2002

Total minimum lease payments	$ 17	$ 51
Amount representing interest	(2)	(8)

Balance of obligations	15	43
Current portion of capital lease obligations	(8)	(28)

Non-current portion of capital lease obligations	$ 7	$ 15

9.	LOANS PAYABLE

Loans payable consist of the following:

	2003	2002

The Company and wholly owned subsidiaries:

13% loan payable due in monthly instalments of principal only of $10,000 (2002 - $10,000), maturing October 2008, and secured by a certain lease of gaming machines (Note 9a).	$ 570	$ 690

15% loan payable in monthly instalments of principal and interest of $31,425, maturing 2002.	-	62

8.75% note payable due in monthly payments of principal and interest of $1,700, maturing August 2004, and secured by certain assets.	-	43

14% (30% upon the occurrence of an event of default) term loan due in quarterly payments of interest only ranging between $56,400 and $57,700, due through June 2004, and secured by the shares of Thunderbird Panama (Note 9b).	-	1,613

14% (16% upon the occurrence of an event of default) term loan due in monthly payments of principal and interest of $26,500, due through November 2004, and secured by the shares of Thunderbird Panama (Note 9b).	-	532

14% (20% upon the occurrence of an event of default) term loan due in monthly payments of principal and interest of $88,600, due through December 2007, and secured by the shares of Thunderbird Panama (Note 9b).	3,240	-

Mortgage and remodel loan due in monthly principal instalments of $3,333, plus annual interest at the Bank of Panama prime rate plus 0.5%, maturing October 2013.	393	-

- continued -

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

9.	LOANS PAYABLE (cont'd)

	2003	2002

Thunderbird Panama:

Commercial loan due in monthly instalments of $4,100, plus annual interest at LIBOR six months plus 3% reviewed semi annually, due through October 2003, secured by equipment.	-	41

Commercial loan due in monthly instalments of $8,300, plus annual interest rate at prime rate plus 1%, with a minimum of 9%, maturing November 2003.	-	83

Mortgage loan due in monthly instalments of $5,800, plus annual interest rate at prime rate plus 2.5%, maturing March 2011.	519	589

18% notes payable, due in monthly instalments of $4,700, including interest, through October 2003 (Note 16).	-	45

Note payable due in monthly instalments of $24,000, plus annual interest at 12.5%, maturing in December 2003.	-	268

15% notes payable, due in monthly instalments including interest, ranging between $757 and $2,600 through November 2004 (Note 16).	40	-

15% notes payable, due in monthly instalments of $757, including interest through October 2004 (Note 16).	7	-

15% notes payable, due in monthly instalments of $1,250, including interest through September 2004 (Note 16).	11	-

Commercial loan due in monthly instalments of $17,800 plus interest at LIBOR six months with a minimum of 9%, with maturity date in January 2007.	564	700

15% notes payable, due in monthly instalments including interest, ranging between $734 and $2,600 through April 2004 (Note 16).	54	170

10.5% note payable due in monthly instalments of $5,400, including interest, through July 2003.	-	35

8% note payable due in monthly instalments of $8,500, including interest, through January 2004.	8	106

10% note payable due in monthly instalments of $16,800, including interest, through October 2004.	161	336

- continued -

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

9.	LOANS PAYABLE (cont'd)

	2003	2002

Thunderbird Panama: (cont'd)

10% commercial loan due in monthly instalments of $5,800, including interest, with maturity date in January 2003.	-	6

8% commercial loan due in monthly instalments of $9,900, including interest, with maturity date in October 2003.	-	96

8% commercial loan due in monthly instalments of $2,200, including interest, through November 2003.	-	21

8% commercial loan due in monthly instalments of $3,700, including interest, with maturity date in December 2003 (repaid in January, 2004).	4	47

8% commercial loan due in monthly instalments of $3,900, including interest, with maturity date in September 2004.	30	-

10% commercial loan due in monthly instalments of $3,700, including interest, with maturity date in May 2003.	-	15

12.23% commercial loan due in monthly instalments of $800, including interest, with maturity date in May 2003.	-	4

7.5% commercial loan due in monthly instalments of $5,800, including interest, with maturity date in October 2003.	-	59

8% note payable due in monthly instalments of $4,000, including interest, through October 2003 (Note 16).	-	39

15% note payable due in monthly instalments of $2,700, including interest, through January 2004 (Note 16).	3	31

8% note payable due in monthly instalments of $2,100, including interest, through April 2004 (Note 16).	8	-

8.25% note payable due in monthly instalments of $4,429, including interest, through January 2005.	59	-

8.25% note payable due in monthly instalments of $4,748, including interest, through January 2005.	105	-

	5,776	5,631
Current portion of loans payable	(1,464)	(2,005)

	$ 4,312	$ 3,626

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

9.	LOANS PAYABLE (cont'd)

a)	13% loan:

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

During the year ended December 31, 2002, the Company entered into negotiations to replace its 14% term loans and warrants with a new consolidated term loan and new warrants. Effective January 1, 2003, the Company negotiated a consolidated term loan in the amount of $2,975,000 bearing interest at 14% per annum (20% upon the occurrence of an event of default) due in monthly instalments of $81,300 and secured by the shares of Thunderbird Panama. This loan was obtained in exchange for the Company's 14% term loans outstanding as at December 31, 2002 in the amount of $2,145,000, a Loan Participation Agreement representing a 6% distribution right in the gaming operation in Venezuela to the lender in the amount of $530,000, and additional transaction costs of $300,000.

In connection with the consolidated term loan, the Company also granted the lender warrants to acquire up to 2,345,000 common shares of the Company at a price of the lesser of CDN$0.15 or US$0.10, which replaced previous warrants with the right to purchase up to 2,000,000 common shares of the Company at a price of CDN$0.65 per share and 345,000 common shares of the Company at a price of CDN$0.35 per share. The exercise price of the new warrants shall first be paid by reduction of the principal and interest on the consolidated term loan. The warrants commence expiring February, 2005 and continue each month thereafter in an amount equal to 97,708 warrants per month until fully expired.

On November 20, 2003, the Company restated its 14% term loans and warrants that were effective January 1, 2003 to a new consolidated term loan. In addition to the outstanding balance of the existing loan, the lender funded the Company an additional $856,000 for development projects. Monthly payments on the loan are now $88,600, and are spread out through December, 2007. There were no other changes, modifications or clarifications from the previous fully restated loan agreement of January 2003.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

10.	OTHER PAYABLES

	2003	2002

Support Consultants, Inc.	$ 104	$ 194
Former directors and former associated companies	408	468
Other	373	97

	885	759
Current portion of other payables	(219)	(168)

	$ 666	$ 591

Support Consultants, Inc.

On July 1, 2002, the Company entered into an agreement with Support Consultants, Inc. ("SCI") pursuant to which the Company, as a result of settlements with various California Native Tribes, agreed to pay SCI an additional $263,000 recorded as a reduction of amounts recovered from the Tribes. The Company also agreed to combine all amounts owing to and from SCI resulting in a net payable of $214,000 of which $110,000 has been paid to December 31, 2003. The remaining amount is repayable on a pro-rata basis from the amounts received from Hopland.

Former directors and associated companies

Effective December 31, 2002, the Company renegotiated the terms on accrued liabilities of $468,000, owed to former officers and an associated company. The repayment terms were extended to instalments of $5,000 per month from January 1, 2003 to June 1, 2004, then $6,500 per month from July 1, 2004 to June 1, 2005, then $5,000 per month to June 1, 2010.
11.	DEFERRED GAIN

	2003	2002

Fiesta Juegos de Costa Rica, S.A.	$ -	$ 203
Thunderbird de Nicaragua, S.A.	-	645

	$ -	$ 848

Fiesta Juegos de Costa Rica, S.A.

The gain on the sale of Fiesta Juegos of $203,000 (Note 4), originally deferred in 2001 was offset this year against the note receivable from Fiesta Juegos de Costa Rica, S.A. upon the acquisition of the 50% interest in Costa Rica.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

11.	DEFERRED GAIN (cont'd)

Thunderbird de Nicaragua, S.A.

During the current year, the Company entered into an agreement to merge its majority owned Nicaraguan subsidiary, Thunderbird de Nicaragua, S.A. ("Thunderbird Nicaragua"), with the operations of Hopewell Limited, S.A. ("Hopewell") as described in notes 1 and 5c . In November, 2002, in preparation for the merger, the non-controlling shareholders' loans to Thunderbird Nicaragua of $645,000 were capitalized to the equity of Thunderbird Nicaragua. The effect of this capitalization was recognized on merger of Thunderbird Nicaragua with Hopewell. The deferred gain was recognized in income in the current year results (Note 5).
12.	SHARE CAPITAL

Holders of common shares are entitled to one vote for each share held. There are no restrictions that limit the Company's ability to pay dividends on its common stock. The Company has not declared any dividends since incorporation. The Company's common stock has no par value.

	Number of Shares	Amount	Contributed Surplus

Authorized
100,000,000 common shares without par value

Issued
Balance as at December 31, 2000	23,314,312	$ 21,032	$ -

Exercise of options	176,062	57	-

Balance as at December 31, 2001	23,490,374	21,089	-

Exercise of options	25,494	5	-
Shares returned to treasury	(40,000)	(9)	-

Balance as at December 31, 2002	23,475,868	21,085	-

Exercise of options	835,819	181	-
Compensation expense	-	-	65

Balance as at December 31, 2003	24,311,687	$ 21,266	$ 65

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

12.	SHARE CAPITAL (cont'd)

Warrants

	2003		2002		2001
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of year	2,345,000	CDN$ 0.93	2,345,000	CDN$ 0.93	-	CDN$ -
Cancelled	(2,345,000)	(0.93)	-	-	-	-
Issued	2,345,000	0.15	-	-	2,345,000	CDN$ 0.93

Outstanding, end of year	2,345,000	CDN$ 0.15	2,345,000	CDN$ 0.93	2,345,000	CDN$ 0.93

Options

The Company, through its Board of Directors and shareholders, adopted a July 1, 1997 Stock Option Plan. The Company has granted a number of stock options and entered into various agreements for which up to 2,526,984 shares are available for purchase pursuant to options granted under this plan. All of the stock options issued under this plan are nontransferable and terminate on the earlier of the expiry date or 30 days after the grantee ceases to be employed by the Company. All options are vested when issued.

	Number of Shares	Weighted Average Exercise Price (CDN $)

Balance as at December 31, 2000	4,114,215	$ 0.81
Granted	245,000	0.64
Exercised	(176,062)	0.50
Cancelled	(193,000)	1.40

Balance as at December 31, 2001	3,990,153	0.77
Granted	1,208,830	0.10
Exercised	(25,494)	0.32
Cancelled	(1,042,045)	1.29

Balance as at December 31, 2002	4,131,444	0.45
Granted	710,000	0.20
Exercised	(835,819)	0.30
Cancelled	(1,478,641)	0.53

Balance as at December 31, 2003	2,526,984	$ 0.38

Number of options currently exercisable	2,526,984	$ 0.38

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

12.	SHARE CAPITAL (cont'd)

The following table summarizes information about the stock options outstanding at December 31, 2003:

Range of Exercise prices (CDN $)	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price (CDN $)

$0.08 - $0.09	993,376	3.72 years	$ 0.09
$0.20 - $0.55	852,000	4.17 years	0.26
$0.60 - $1.00	306,108	0.58 years	0.70
$1.11 - $1.19	375,500	1.55 years	1.17

	2,526,984	3.16 years	0.38

Stock-based compensation

Effective January 1, 2003, the Company recognizes compensation expense for stock options granted in the consolidated statements of operations and deficit using the fair value based method of accounting for all options issued on or after January 1, 2003. During the current year, the Company granted 710,000 stock options with a fair value of $65,000, which is included in general and administrative expense. Pro forma disclosures of net income and earnings per share as if the fair value based accounting method had been used to account for stock-based compensation for any options granted before January 1, 2003 but on or after January 1, 2002 are provided as follows:

The Company granted 1,208,830 stock options to employees and directors during the year 2002. Under the fair value based accounting method used in 2002, no compensation expense was recognized when the stock options were granted. Had compensation costs been determined based on the fair value of the options granted using the Black-Scholes option-pricing model, additional compensation expense would have been recorded as follows:

Net income for the year ending December 2002, as reported	$ 324

Additional compensation expense	(65)

Pro-forma net income	$ 259

Pro-forma basic and diluted earnings per share	$ 0.01

The weighted average fair value of each option granted during the current year was $0.09 (2002 - $0.10).

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

12.	SHARE CAPITAL (cont'd)

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the year:

	2003	2002

Risk-free interest rate	4.0%	4.5%
Expected life of options	5 years	5 years
Annualized volatility	70%	70%
Dividend rate	0%	0%

13.	EARNINGS PER SHARE

The following weighted average number of shares were used for computation of earnings per share:

(000's omitted)	2003	2002	2001

Weighted average shares used in computation of basic earnings (loss) per share	23,812	23,511	23,398

Effect of diluted securities
Stock options and warrants	2,811	-	-

Weighted average shares used in computation of diluted earnings (loss) per share	26,623	23,512	23,398

Income (loss) from continuing operations	$ 3,053	$ 283	$ (1,893)
Income (loss) from discontinued operations	-	41	(1,187)

Net income (loss) for the year	$ 3,053	$ 324	$ (3,080)

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended December 31, 2003 included:

  The Company recorded an $830,000 gain from the results of the merger in Nicaragua. As of December 2002, the Company had a deferred gain of $645,000 related to its Nicaragua operations, which is part of the $830,000 gain.

  The Company acquired 50% of the Costa Rican Operation as a result of the lawsuit filed in Costa Rica (Note 4), and offset the note receivable from Fiesta Juegos of $210,000 against the $203,000 deferred gain, resulting in a loss of $7,000.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd)

Significant non-cash transactions for the year ended December 31, 2002 included:

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

There were no significant non-cash transactions during the year ended December 31, 2001.

15.	INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2003	2002	2001

Computed "expected" tax expense (recovery) at statutory rates	$ 1,400	$ 371	$ (450)

Increase (reduction) in income taxes resulting from:
Lower effective income tax rate on income of foreign subsidiaries	(808)	(571)	(208)
Benefit of losses not reflected in accounts	462	816	1,351
Application of previously unrecognized tax losses	-	-	(53)
Other	-	129	151

	$ 1,054	$ 745	$ 791

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

15.	INCOME TAXES (cont'd)

a)	Future tax assets and liabilities:

The tax effects of temporary differences that give rise to significant future tax assets and future tax liabilities are as follows:

	2003	2002	2001

Future income tax assets:
Non-capital loss carry forwards	$ 8,038	$ 7,519	$ 7,955
Property and equipment - unamortized tax cost in excess of net book value	720	694	755
Other	-	-	359

Total future tax assets	8,758	8,213	9,069
Valuation allowance	(8,758)	(8,161)	(8,964)

Future income tax assets, net of allowance	-	52	105

Future income tax liabilities:
Property and equipment - net book value in excess of unamortized capital cost	238	217	221
Other assets - net book value in excess of unamortized tax cost	379	406	432
Withholding tax on repatriation of retained earnings from foreign subsidiaries	162	120	248

Total future tax liabilities	779	743	901

Net future income tax liability	$ 779	$ 691	$ 796

b)	Potential future tax benefits

At December 31, 2003, the Company has Canadian non-capital loss carry forwards of approximately $9.6 million and United States' operating losses of approximately $14.3 million. The Canadian non-capital loss carry forwards and United States' operating losses expire at various dates prior to 2010 and 2023, respectively. The potential income tax benefits related to the Canadian loss carry forwards, and the United States' operating losses have not been reflected in the accounts.
16.	RELATED PARTY TRANSACTIONS

Included in accounts receivable is $194,000 (2002 - $18,000) receivable from officers of the Company. The receivable amounts are unsecured, non-interest bearing and due on demand. Most of the receivable will be satisfied by the application of bonus payments to the employee. Included in loans payable is $123,000 (2002 - $285,000) due to related parties.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

16.	RELATED PARTY TRANSACTIONS (cont'd)

Included in amounts receivable are share purchase loans totalling $36,000 (2002 - $36,000) due from certain management and officers of the Company. The amounts are secured by non-interest bearing notes due on the earlier of November 2004 or upon ceasing employment.

Included in accounts receivable is $1,954,000 (2002 - $1,650,000) due from Thunderbird Panama. Also included in accounts receivable is $251,000 (2002 - $Nil) due from Thunderbird de Costa Rica. These amounts represent the balances due in excess of the Company's proportionate share of the net assets included on consolidation.

During the year, the Company recorded management fees of $Nil (2002 - $Nil; 2001 - $200,000) from the Nuevo Laredo operation pursuant to the "Management Agreement" dated November 2000 and management fees of $Nil (2002 - $Nil; 2001 - $80,000) from the Reynosa operation pursuant to the "Management Agreement" dated June 2001. During the year ended December 31, 2002, the "Management Agreement" for the Reynosa operation was terminated pursuant to the terms of the agreement due to the closure of the skill game facility and the failure to re-open within a period of six months. In addition, the Company charged administrative and overhead costs of $Nil (2002 - $Nil; 2001 - $111,000) to the Matamoros operation, $Nil (2002 - $Nil; 2001 - $24,000) to the Nuevo Laredo operation, $Nil (2002 - $Nil; 2001 - $32,000) to the Reynosa operation, $Nil (2002 - $48,000; 2001 - $151,000) to the Venezuelan operation and $25,000 (2002 - $Nil; 2001 - $Nil) to the Nicaragua operation.

The transactions described above are in the ordinary course of business and are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which is based on the consideration given for the service provided.

17.	COMMITMENTS AND CONTINGENCIES

  As at December 31, 2003, minimum operating lease payments of the Company and the Company's share of minimum operating lease payments of joint ventures were as follows:

2004	$ 919
2005	877
2006	838
2007	838
2008	812

$ 4,284

In addition to the above, Thunderbird Panama is committed to pay minimum annual rentals for two of the casinos equal to 9% of the net win less the income participation payable to the Government of the Republic of Panama.

Rent expense for the year ended December 31, 2003 was $1,713,000 (2002 - $1,639,000).

  Thunderbird Panama is committed to pay the Government of the Republic of Panama an annual minimum income participation equal to $4,216,000 in the first year, which increases by 2% per year, or 10% of Thunderbird Panama's gross income, whichever is higher. This commitment commenced in August 1998, on the opening of the first casino in the Republic of Panama and related payments commenced shortly thereafter. Amounts paid under the agreement by Thunderbird Panama were $4,851,400 in 2003 (2002 - $4,539,868).

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

17.	COMMITMENTS AND CONTINGENCIES (cont'd)

  Thunderbird Panama is committed to pay a 2% profit interest, defined as gross revenue less operating expenses, in the Panamanian operations to a third party. The Company is committed to pay to a third party $13,000 each month while operations continue in the Republic of Panama commencing July 1999, for a maximum of 10 years.

  Thunderbird de Costa Rica is committed to pay to Apuestas a monthly revenue share fee of 30% of net win of each machine for the use of certain of its gaming machines. As part of the Company's embargo on the machines, these amounts have been accrued by the entity but not paid, pending the settlement of amounts owed by Apuestas to the Company.

  In connection with the equity investment in Venezuela, the Company has pledged its shares of the equity investment as collateral on a $2,322,000 loan made available by a Venezuelan financial institution to the investee.

  The Company has a pending tax appeal regarding a prior year. The Company does not expect a significant liability arising out of this reassessment.

  As at December 31, 2003, principal payments required under the terms of the loan agreements and their liabilities in each of the next five years are as follows:

Year ending December 31:
2004	$ 1,464
2005	1,221
2006	1,288
2007	1,232
2008	209
Thereafter	362

$ 5,776

18.	DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

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

Credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and amounts receivable.  The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution.  The Company has limited concentrations of credit risk with respect to accounts receivable since better than 80% of its accounts receivable is due from its joint ventures.  At December 31, 2003, the Company has accounts receivable of $1.9 million (2002 - $1.7 million) due from its joint venture in Panama.   The Company mitigates credit risk through standard credit and reference checks, but generally does not require collateral to support accounts receivable.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

18.	DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (cont'd)

Currency risk:

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

19.	INVESTMENT IN JOINT VENTURES

Amounts included in these financial statements related to the Company's interest in joint ventures are as follows:

	2003	2002

Current assets	$ 1,461	$ 1,238
Long-term assets	8,052	7,902
Current liabilities	3,388	3,430
Long-term liabilities	1,768	1,757

Revenue	18,193	14,717
Expenses	15,597	12,865
Net income before taxes	2,596	1,852

Cash flows from operating activities	3,981	3,471
Cash flows from financing activities	(2,125)	(547)
Cash flows from investing activities	(1,509)	(2,950)

20.	DISCONTINUED OPERATIONS

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

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

20.	DISCONTINUED OPERATIONS (cont'd)

The amounts included in the balance sheet as at December 31 relating to the discontinued operations are as follows:

	2003	2002

Amounts receivable	$ -	$ 408
Capital lease obligations	-	(9)

	$ -	$ 399

Revenue and expenses of the gaming products discontinued operations were as follows:

	2003	2002	2001

General and administrative expenses	$ -	$ (40)	$ -
Recovery (write-down) of assets	-	150	(1,187)

Income (loss) before taxes	-	110	(1,187)
Income tax expense	-	69	-

Income (loss) for the year	$ -	$ 41	$ (1,187)

The cash provided by (used in) discontinued operations is as follows:

	2003	2002	2001

Income from discontinued operations	$ -	$ 41	$ (1,187)
Write-down of assets	-	-	1,187

	$ -	$ -	$ -

21.	SEGMENTED INFORMATION

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

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

21.	SEGMENTED INFORMATION (cont'd)

2003	Panama Gaming	Guatemala Video Lottery	Nicaragua	Corporate And Other	Total

External revenue	$ 18,003	$ 3,195	$ 266	$ 322	$ 21,786
Amortization	1,654	97	19	90	1,860
Income tax expense	936	112	5	1	1,054
Net income (loss) from continuing operations	1,518	1,405	(7)	137	3,053
Segment assets	9,219	562	-	6,809	16,590

2002	Panama Gaming	Guatemala Video Lottery	Nicaragua	Corporate And Other	Total

External revenue	$ 14,717	$ 1,762	$ 2,028	$ 12	$ 18,519
Amortization	1,192	310	115	162	1,779
Income tax expense	651	91	-	3	745
Net income (loss) from continuing operations	1,326	928	(252)	(1,719)	283
Segment assets	9,140	988	603	3,414	14,145

2001	Panama Gaming	Guatemala Video Lottery	California Gaming	Nicaragua	Corporate And Other	Total

External revenue	$ 13,253	$ 1,645	$ 22	$ 1,368	$ 132	$ 16,420
Amortization	884	190	-	87	135	1,296
Gain (loss) on disposal of capital assets	8	-	-	-	(68)	(60)
Income tax expense	727	58	-	-	6	791
Net income (loss) from continuing operations	1,268	930	516	(911)	(3,696)	(1,893)
Segment assets	7,199	1,790	-	701	3,724	13,414

Geographic information as at December 31, 2003:

	Panama	Guatemala	Nicaragua	United States	Other	Total

Revenue	$ 18,003	$ 3,195	$ 266	$ -	$ 322	$ 21,786
Property and equipment	5,608	310	-	98	145	6,161

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

21.	SEGMENTED INFORMATION (cont'd)

Geographic information as at December 31, 2002:

	Panama	Guatemala	Nicaragua	United States	Other	Total

Revenue	$ 14,717	$ 1,762	$ 2,028	$ 12	$ -	$ 18,519
Property and equipment	5,671	121	384	180	-	6,356

Geographic information as at December 31, 2001:

	Panama	Guatemala	Nicaragua	United States	Other	Total

Revenue	$ 13,253	$ 1,645	$ 1,368	$ 22	$ 132	$ 16,420
Property and equipment	3,794	380	496	333	-	5,003

22.	SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2003:

  Costa Rica: The Company and its local 50% Costa Rica partner signed an agreement with a multi-national hotel owner-operator to build a casino near the San Jose International Airport. The development rights include the right to own and operate a casino/entertainment/restaurant property. The hotel owner will secure all appropriate construction and operating permits such as the casino license, food and alcohol beverage license, and approval of zoning for the construction and operation. The Company will undertake to construct the building and improvements for a Fiesta casino/entertainment center and the "shell/box" for a Denny's restaurant. The project cost is estimated at $5.3 million, which will result in the addition of 250 gaming machines and 84 new gaming positions.

  Chile: The Company has advanced its proposed project in the southern city of Rancagua by signing a contingent agreement to secure a real estate location for the development of a casino and hotel. This is the second such agreement that Thunderbird has signed in Chile. The first is for the southern city of Talca. The Company continues on a course of locating and securing strategic casino sites in order to present comprehensive tourist projects within the bidding process. Negotiations are ongoing with strategic restaurant and hotel partners.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

23.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States ("US GAAP") are described and quantified below:

  Accounting for stock-based compensation

Under U.S. GAAP, Statements of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires companies to establish a fair market value based method of accounting for stock-based compensation plans. During the years ended December 31, 2001 and 2002, the Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the option price. The Company has elected to account for stock-based compensation using SFAS 123 for the year ended December 31, 2003.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company's consolidated financial statements was not required for the year ended December 31, 2001. New accounting and disclosure standards were introduced under Canadian GAAP (Notes 2 and 12) for the fiscal years ending December 31, 2002 and 2003.

There is no difference between Canadian GAAP and U.S. GAAP on the accounting for stock-based compensation for the years ended December 31, 2003 and 2002.

  Investment in joint ventures

Investment in joint ventures are accounted for under the proportionate consolidation method for purposes of Canadian GAAP. Under U.S. GAAP, investments in joint ventures are accounted for under the equity method. However, rules prescribed by the Securities and Exchange Commission ("SEC") permit the use of the proportionate consolidation method in the reconciliation to U.S. GAAP provided the joint venture is an operating entity and the significant financial operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the joint venture entity. The SEC's policy requires specified disclosures which have been made in Note 19. Accordingly, for purposes of reconciliation to U.S. GAAP, the Company has used the proportionate consolidation method and no GAAP difference arises.

  Imputation of interest

U.S. GAAP requires that where property, goods or services is exchanged for a note receivable that does not bear interest at market rates, the transaction should be recorded at the discounted present value. Any premium or discount recorded on the note should then be accounted for as an element of interest over the life of the note. There is no similar requirement under Canadian GAAP. Accordingly, at December 31, 2003, the Company's note receivable from Apuestas Continentales, S.A. recorded at $408,000 (2002 - $408,000) for Canadian GAAP would be reduced to approximately $374,000 (2002 - $374,000) under U.S. GAAP. Interest income would remain unchanged under U.S. GAAP for the year (2002 - no change in interest income; 2001 - $66,000 increase in interest income) , resulting in no change in the reported income for the year (2002 - no change in the reported income; 2001 - $66,000 decrease in the reported loss for the year).

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

23.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

  Investments in and advances to equity investees

Under both Canadian GAAP and U.S. GAAP, when accounting for investments in companies using the equity method, an investor is required to recognize its pro rata share of any post-acquisition losses of an investee by way of a reduction in the carrying amount of its investment, including advances, in the investee. However, in situations where an investor owns common stock and other investments in or has advances to the investee, is not required to advance additional funds to the investee and where losses have reduced the common stock investment to zero, U.S. GAAP prohibits the recognition of equity method losses by an investor based solely on the percentage of investee common stock held by an investor while Canadian GAAP does not prescribe a method for determining an investor's "pro rata share" of any post-acquisition losses of an investee.

During the year ended December 31, 2003, for Canadian GAAP purposes, the Company recorded aggregate equity losses in equity investees of $nil (2002 - $578,000; 2001 - $1,366,000) which was calculated based on the percentage of common stock of the equity investees held by the Company. Under U.S. GAAP, the aggregate equity losses in equity investees would be unchanged (2002 - decreased to $424,000; 2001 - decreased to $1,365,000), resulting in an increase in the carrying value of the company's Mexican, Nicaraguan and Venezuelan investments by $nil (2002 - $nil; 2001 - $27,000), and $nil (2002 - $nil; 2001 - $154,000), and $nil (2002 & 2001 - $nil), respectively.

  Gain on disposal of discontinued operations

For Canadian GAAP purposes, the Company recorded a gain on disposal of the Calsino, Inc. operations during the year ended December 31, 2000 as described in Note 20. For U.S. GAAP purposes, the gain would be deferred until the note receivable is paid. As described in Note 4(g), the note receivable was written down to $Nil during fiscal 2001, reflecting management's uncertainty of its ability to collect under the terms of the note receivable.

  Share purchase loans

Under Canadian GAAP, the Company includes share purchase loans totaling $36,000 (2002 - $36,000; 2001 - $45,000) due from certain management and officers of the Company in amounts receivable. Under U.S. GAAP, these loans are recorded as a deduction to shareholders' equity.

  Term loans

Under Canadian GAAP, the term loans (Note 9(b)) are classified between current and long-term liabilities based on their scheduled repayment dates. These loans become repayable on demand upon the occurrence of specified events of default, one of which, is the occurrence of a material adverse change (as defined in the loan agreements). Under U.S. GAAP, as a result of such a subjective acceleration charge, $nil (2002- $1,885,000) classified as long-term debt under Canadian GAAP would be classified as a current liability.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

23.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

  Recent accounting pronouncements:

In January 2003, FASB issued Financial Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46") (revised in December 17, 2003). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 15, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004.

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

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

23.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

The impact of the material differences between Canadian and United States GAAP on the consolidated balance sheets and statements of operations are as follows:

	2003	2002

Assets under Canadian GAAP	$ 16,998	$ 14,553
Adjustment for imputation of interest cost (c)	(34)	(34)
Adjustment for share purchase loans (f)	(36)	(36)

Assets under U.S. GAAP	$ 16,928	$ 14,483

Total liabilities under Canadian GAAP and U.S. GAAP	$ 12,201	$ 13,066

Non-controlling interest under Canadian GAAP and U.S. GAAP	149	-

Shareholders' equity under Canadian GAAP	4,648	1,487
Adjustment for imputation of interest cost (c)	(34)	(34)
Adjustment for share purchase loans (f)	(36)	(36)
Shareholders' equity under U.S. GAAP	4,578	1,417

Total liabilities and shareholders' equity under U.S. GAAP	$ 16,928	$ 14,483

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

DECEMBER 31, 2003

23.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

The impact of the material differences between Canadian GAAP and U.S. GAAP on the consolidated statements of operations are as follows:

	2003	2002	2001

Income (loss) from continuing operations under Canadian GAAP	$ 3,053	$ 283	$ (1,893)
Stock-based compensation to non-employees (a)	-	-	(102)
Imputation of interest cost (c)	-	-	66
Gain of equity accounted investments (d)	-	154	1
Income (loss) from continuing operations under U.S. GAAP	3,053	437	(1,928)

Income (loss) from discontinued operations under Canadian GAAP	-	41	(1,187)
Adjustment to gain on discontinued operations (e)	-	-	266
Income (loss) from discontinued operations under U.S. GAAP	-	41	(921)

Net income (loss) under U.S. GAAP	$ 3,053	$ 478	$ (2,849)

Basic earnings (loss) per share under U.S. GAAP
Continuing operations	$ 0.13	$ 0.01	$ (0.08)
Discontinued operations	0.00	0.00	(0.04)

Net earnings (loss) under U.S. GAAP	$ 0.13	$ 0.01	$ (0.12)

Diluted earnings (loss) per share under U.S. GAAP
Continuing operations	$ 0.11	$ 0.01	$ (0.08)
Discontinued operations	0.00	0.00	(0.04)

Net earnings (loss) under U.S. GAAP	$ 0.11	$ 0.01	$ (0.12)

The impact of the material differences between Canadian GAAP and U.S. GAAP do not materially affect the consolidated statements of cash flows.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: July 12, 2004	INTERNATIONAL THUNDERBIRD GAMING CORPORATION Per: Albert W. Atallah Chief Operating Officer